As filed with the Securities and Exchange Commission on July 11, 2008

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DAVE & BUSTER’S HOLDINGS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	5812	20-4087475

(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

2481 Mañana Drive

Dallas, Texas 75220

(214) 357-9588

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jay L. Tobin

Senior Vice President and General Counsel

Dave & Buster’s Holdings, Inc.

2481 Mañana Drive

Dallas, Texas 75220

(214) 357-9588

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Raphael M. Russo, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000	Colin J. Diamond, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036-2787 (212) 819-8200

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, par value $0.01 per share	$170,000,000	$6,681

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933. Includes amounts attributable to shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated July 11, 2008.

                    shares

Dave & Buster’s

Common stock

Dave & Buster’s Holdings, Inc. is offering             shares of common stock and the selling stockholders are offering             shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our shares. We currently estimate that the initial public offering price per share will be between $             and $              per share.

Investing in our common stock involves risks. See “Risk factors” beginning on page 16.

We intend to apply to have our common stock listed on the NASDAQ Global Market under the symbol “DANB”.

	Per share	Total

Price to public	$	$

Underwriting discounts and commissions	$	$

Proceeds to us	$	$

Proceeds to selling stockholders	$	$

The underwriters may also purchase up to an additional             shares of common stock from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers against payment in New York, New York on                     , 2008.

JPMorgan	Jefferies & Company

Prospectus dated                     , 2008.

You should rely only on the information contained in this prospectus or any free writing prospectus prepared by us. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or any sale of our common stock.

Until                     , 2008 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Our registered trademarks include Dave & Buster’s® , Power Card®, Power Combo®, Eat Drink Play® and Jillian’s®. Other trademarks used in this prospectus are the property of their respective owners.

i

Prospectus summary

This summary highlights material information about us and this offering, but does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the “Risk factors” and our consolidated financial statements and related notes before investing. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Cautionary note regarding forward-looking statements.” Except as the context otherwise requires, references in this prospectus to “Dave & Buster’s” refers to Dave & Buster’s, Inc. and its subsidiaries, and references to “Holdings” refers to Dave & Buster’s Holdings, Inc. and its subsidiaries. References in this prospectus to the “Company,” “we,” “our” or “us” are to Dave & Buster’s prior to its acquisition by Holdings and to Holdings after giving effect to the acquisition of Dave & Buster’s. See “Business—Our history.”

Company overview

We are the leading owner and operator of high-volume entertainment and dining venues in North America. We pioneered the category, which combines the best attributes of the out-of-home entertainment and dining industries, allowing guests to enjoy a variety of entertainment, food and beverage options under one roof. Each of our locations offers interactive entertainment, including skill/sports-oriented redemption games and state-of-the-art video and simulation games, combined with a full menu of high-quality food and beverages. We appeal to a diverse customer base by providing a dynamic and customizable entertainment experience in a high-energy and fun setting. While our guests are primarily a balanced mix of men and women aged 21 to 44, we are also an attractive venue for families with children and teenagers.

As of June 30, 2008, we owned and operated 49 units in 20 states and Canada. Our units are open seven days a week, typically from 11:30 a.m. to midnight on weekdays and 11:30 a.m. to 2:00 a.m. on weekends. Our units average approximately 51,000 square feet in size and range between 29,000 and 66,000 square feet. In the 12-month period ended May 4, 2008, we had total revenues of $543.3 million, earnings before interest, taxes, depreciation and amortization, or EBITDA, of $81.4 million and a net loss of $3.0 million. See “—Summary historical and pro forma combined consolidated financial and other data” for a reconciliation of EBITDA to net income.

Total revenue (in millions)	Comparable store sales growth

Notes:

Fiscal 2006 consisted of 53 weeks compared to 52 weeks in other periods shown. Comparable store sales growth is the year-over-year comparison of units open at least 18 months as of the beginning of the fiscal year. Percentage changes have been calculated based on an equivalent number of weeks in each fiscal year by adding or subtracting, as applicable, one week from the prior fiscal period. See “Management’s discussion and analysis of financial condition and results of operations—Results of operations” for a reconciliation between 52 and 53 week fiscal years.

We believe that the strength of our brand and the unique value proposition of our combination of entertainment and dining are evidenced by our strong financial performance:

•

Strong comparable store sales growth.    We have generated 12 consecutive quarters of current quarter over prior year quarter comparable store sales growth, which distinguishes us from many of our competitors in the full service restaurant and entertainment industries. We have achieved this result primarily through marketing efforts, such as our national advertising campaign, and product innovations, such as bundled product offerings, with only a limited impact from price increases of approximately 1% of revenues during both fiscal 2007 and the first quarter of fiscal 2008.

•

Attractive unit-level economics.    In 2007, our units generated over $11.3 million in average unit volume and average unit-level EBITDA margins of 21.1%. In fiscal 2007, all 49 of our units generated positive individual unit-level EBITDA, which we define as revenues less total cost of products, operating payroll and benefits and other store expenses, by unit, with over 85% of our units generating more than $1.0 million of individual unit-level EBITDA. The new units in our growth pipeline are targeted to generate an average cash-on-cash return, which we define as unit-level EBITDA before corporate marketing expense allocation divided by net investment costs, of at least 28% on average, which is generally consistent with the average cash-on-cash returns of our units opened since 2000. See “—Summary historical and pro forma combined consolidated financial and other data” for a reconciliation of EBITDA to unit-level EBITDA.

•

Substantial EBITDA growth.    Our EBITDA grew by $17.4 million from fiscal 2005 to fiscal 2007, representing a 31.2% increase. Over the same period, we increased our EBITDA margin, which we define as EBITDA divided by total revenues, from 12.0% to 13.6%.

Eat Drink Play®

When our founders David “Dave” Corriveau and James “Buster” Corley opened our first location in Dallas in 1982, they sought to create a unique venue providing interactive entertainment options for adults and families, while serving high-quality food and beverage offerings. Since our establishment, we have expanded our store base to 49 company-owned units, following the same principle for each unit, and in doing so pioneered a category around a customer proposition that can be summed up in three simple words: Eat Drink Play®. The combination of entertainment and dining is the central focus of our units and the layout of each unit is designed to maximize crossover between our entertainment, dining and full-service bar areas. A large majority of our customers come to Dave & Buster’s to enjoy a combination of our food, beverage and entertainment offerings. The flexibility provided by our multiple offerings allows each guest the opportunity to self-tailor his or her visit to provide a highly customizable experience, which we believe further differentiates our brand.

Our menu places special emphasis on quality meals, including gourmet pastas, steaks, sandwiches, salads and an outstanding selection of desserts, with regular entrée prices typically ranging from $6.89 to $19.49. Each of our locations offers full bar service throughout the unit, including an extensive array of beers and a wide selection of wine, signature cocktails, premium spirits and non-alcoholic beverages. We believe that each location’s combination of high-quality food and beverages and attentive and friendly service provides us with a competitive advantage compared to alternative entertainment venues, such as sporting events.

Our units offer an extensive array of amusements and entertainment options, typically including over 150 unique games with approximately 250 player positions. Redemption games represented 67% of our amusement revenues in fiscal 2007 and offer an opportunity for guests to win tickets that are redeemable for prizes ranging from branded novelty items to high-end home electronics at our “Winner’s Circle.” This “opportunity to win” creates a high-energy social experience that is a powerful and important aspect of the Dave & Buster’s in-store experience and cannot be replicated at home. Our state-of-the-art video and simulation games can be played by one guest or by multiple guests simultaneously. These games are typically activated with swipe cards, which we refer to as Power Cards, that are rechargeable with game play credits and can be used to accumulate tickets won in redemption games. Our traditional amusements include billiards and shuffleboard tables, as well as multiple televisions and high quality audio systems providing guests with an attractive venue for watching live sports and other televised events.

In the highly competitive restaurant and entertainment industries, we believe the ability of our guests to experience the best combination of entertainment and dining in a fun and high energy atmosphere differentiates the Dave & Buster’s experience. Unlike the strategy employed by many restaurants of shortening visit times by focusing on turning tables faster, we aim to increase the length of stay in our locations to drive high-margin incremental revenues.

Our recent accomplishments

In March 2006, Dave & Buster’s, Inc. was acquired by Dave & Buster’s Holdings, Inc., a holding company controlled 82% by affiliates of Wellspring Capital Management LLC, or Wellspring, and controlled 18% by affiliates of HBK Investments L.P., or HBK, which we refer to collectively as our sponsors. Our sponsors identified a significant opportunity to refocus our strategy, add managerial expertise and harness the potential of our national brand. Our sponsors assembled a team of industry veterans who, led by our Chief Executive Officer, Stephen M. King, created and implemented a strategic plan grounded on five areas of focus, which we believe has strengthened our brand and helped us realize the potential of our business. These five areas included the following:

•

Increasing sales.    In order to boost traffic, we introduced several new product and marketing innovations, including bundled food and entertainment offerings through our Eat & Play Combo. We also introduced higher price point Power Cards, which have increased amusement revenues and helped extend average guest stay. We have also refocused our marketing strategy and increased our mix of national cable television advertising from 1% of our total advertising expenditures of $15.1 million in fiscal 2005 to 56% of our total advertising expenditures of $25.3 million in fiscal 2007.

•

Improving profitability.    Between fiscal 2005 and fiscal 2007, we increased our EBITDA margin by 160 basis points. We have implemented new technology such as self-service Power Card kiosks, kitchen display systems and a new cost of sales tracking system to improve unit-level profitability. We have also adjusted our menu mix to emphasize higher margin items with stronger customer appeal.

•

Enhancing human resources.    We have implemented a series of initiatives, including the restructuring and streamlining of our operating teams at both the unit and multi-unit level. We have also revised our manager and regional compensation plans to better align with our corporate goals. These changes in roles, responsibilities and incentives have resulted in improved overall unit-level profitability and have reduced our management turnover from over 50% in 2005 to less than 25% in 2008. In addition, we have designed and implemented a succession planning and development process to ensure that we are able to meet our new store growth personnel needs.

•

Increasing guest satisfaction.    In early 2007, we implemented a range of guest feedback tools throughout the organization, including an ongoing Guest Satisfaction Survey and Quarterly Brand Health Study, which enable us to collect information from our guests and make changes to improve our overall guest experience. We identified several key drivers of guest satisfaction, and initiated programs to improve food quality, service levels, facility cleanliness and the playing conditions of our games. Our 2008 survey results to date indicate that we have been successful in improving these satisfaction measures.

•

Rebuilding a new unit pipeline.    We have rebuilt our growth pipeline by instituting a systematic site selection process based on seven key benchmarks designed to enhance new site selection. Based on these benchmarks, we have begun construction on three sites and have signed leases or letters of intent with respect to five sites. In addition, we have reduced the target size of large format units to approximately 35,000 square feet and have developed a smaller 17,000 square foot unit format to give us the flexibility to enter new smaller markets and backfill existing markets while increasing our average sales per square foot.

Our competitive strengths

We believe the following competitive strengths differentiate us from our competitors and are critical to our continued success:

•

Strong, highly differentiated brand with broad customer appeal.    We believe that the exciting and unique customer experience of Eat Drink Play® and our innovative marketing and advertising combined with our established history of over 25 years have helped us to create a highly differentiated brand that is widely recognized. This is evidenced by consumer awareness of over 90% in our existing trade areas. Our brand appeals to a broad and diverse customer base, attracting a balanced mix of male and female adults, primarily between the ages of 21 and 44, as well as families and teenagers.

•

Exciting customer experience with a strong value proposition.    We believe that our combination of exciting entertainment offerings and high-quality dining, delivered in a fun yet sophisticated atmosphere, provides an unparalleled customer experience and the “opportunity to win” that cannot be easily replicated. We believe that the cost of visiting a Dave & Buster’s offers a compelling value proposition for our guests relative to pursuing separate dining and entertainment options, such as going to dinner and a movie. Additionally, we offer our guests the convenience of enjoying a comprehensive entertainment experience in one location, which further strengthens our value proposition.

•

Strong business model that drives attractive unit economics.    Our competitively differentiated entertainment offerings have a relatively low cost of amusements of 14% as a percentage of amusement and other revenues. We believe this provides us with a structural advantage in our business model. Further, our entertainment offerings serve to diversify our revenue stream making our overall exposure to food costs significantly lower than other restaurant concepts. These combined factors have driven our high average unit volumes and store margins, and, we believe, strong returns from opening new units. We are targeting our large unit formats to generate a sales to net investment ratio of approximately 1.0x to 1.2x, net of tenant allowance, and to produce cash-on-cash returns of approximately 28% on average, which is generally consistent with the average cash-on-cash returns of our units opened since 2000. We are targeting our smaller unit format to generate on average cash-on-cash returns in excess of 30%. See “Business—Our store formats.”

•

Highly experienced management team.    Our seasoned management team has experience operating and leading many of the largest brands in the casual dining and entertainment industries during their most significant growth periods, including Carlson Restaurants Worldwide, Brinker International and Six Flags. We believe that our management team’s extensive experience in the restaurant and entertainment industries provides them with strong insights into our customer base and enables us to create the dynamic, high-energy environment that is core to our brand.

Our strategy

•

Continue to drive top-line growth.    We continue to implement a variety of initiatives to increase our comparable store sales. Following the successful introduction of our Eat & Play Combo, we remain focused on product innovation and continue to evaluate opportunities to introduce new bundled products. We believe that expanding our media campaign with our new creative marketing and advertising plan will resonate strongly with guests and help to drive incremental and new guest traffic. Additionally, we will continue to evaluate selective opportunities to increase pricing.

We are also focused on growing our store base, as we believe the Dave & Buster’s brand is significantly under-penetrated and that our concept has the potential for more than 150 additional units in the United States and Canada. We believe that our refined large format design of 35,000 square feet and our new small format design of 17,000 square feet will allow us to effectively backfill existing markets as well as enter new markets. We will continue to analyze demographic and psychographic data to build a pipeline of high-quality new sites. We plan to open three new units in fiscal 2008, four new units in fiscal 2009 and five to six new units per year thereafter.

•

Continue to differentiate our strong brand.    We believe that focusing on two key factors will allow us to further differentiate the Dave & Buster’s brand from other food and entertainment alternatives: our wide array of amusement and entertainment options and the overall quality of the Dave & Buster’s experience.

•

Entertainment:    Entertainment options are the core differentiating feature of the Dave & Buster’s brand, and staying current with the latest and most innovative offerings helps drive repeat visits. To keep our entertainment options on-trend, we expect to spend approximately $175,000 annually in each of our units on game replenishment, which we believe serves to drive comparable store sales growth. This ensures our locations have the most sophisticated entertainment options available and decreases the need for routine large-scale re-imaging campaigns.

•

Quality of experience:    We remain committed to improving Dave & Buster’s products and facilities. We will seek to implement initiatives with respect to better quality food, more attentive service, better functioning entertainment options and cleaner facilities to improve guest satisfaction. In our most recent quarter there were approximately 20,000 respondents to our Guest Satisfaction Survey. Of these respondents, 79% indicated that they had a very good or excellent overall experience, and 86% said that they were likely to recommend Dave & Buster’s to a friend, relative or colleague. We believe that continued focus on improving the guest experience will help to drive incremental guest traffic, extend length of a guest’s stay and result in incremental revenue.

•

Expand margins by continuing cost reduction initiatives and leveraging our scale.    We believe that we have additional opportunities to reduce costs and increase margins beyond our accomplishments in these areas to date. In 2007, we commissioned a third party to conduct a time and motion study targeting labor efficiency and best practices in our units, and we believe that improved scheduling technology will allow us to increase labor productivity. We also plan to further reduce unit administrative labor and fixed costs. Additionally, we will continue to leverage our existing infrastructure and fixed cost base as we grow our revenues.

Repayment of indebtedness

We intend to use the net proceeds to us from this offering to reduce our aggregate indebtedness by approximately $75.0 million, as well as to pay related premiums, interest and expenses. See “Use of proceeds” and “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”

Our principal stockholders

In March 2006, we were acquired by Dave & Buster’s Holdings, Inc., a holding company controlled 82% by Wellspring and 18% by HBK. Wellspring and HBK are both selling stockholders in this offering. Upon completion of this offering, Wellspring will beneficially own approximately     % of our outstanding common stock, or     % if the underwriters exercise their over-allotment option in full, and HBK will beneficially own approximately     % of our common stock, or     % if the underwriters exercise their over-allotment in full.

Founded in 1995, Wellspring is a New York-based private equity firm with more than $2 billion in equity capital under management. The firm takes controlling positions in promising middle-market companies where it can realize substantial value by contributing innovative operating and financing strategies and capital.

Corporate information

Our corporate headquarters is located at 2481 Mañana Drive, Dallas, Texas, and our telephone number is (214) 357-9588. Our website is www.daveandbusters.com. Information contained on our website does not constitute a part of this prospectus.

Risks associated with our business

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk factors.” These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

•	our ability to open new units and operate them profitably;

•	changes in discretionary spending by consumers and general economic conditions;

•	our ability to compete favorably in the out-of-home and home-based entertainment and restaurant markets;

•	seasonality of our business and the timing of new openings and other events; and

•	availability and cost of food and other supplies.

For further discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk factors” beginning on page 16.

The offering

Common stock offered by us	shares.

Common stock offered by the selling stockholders	shares.

Common stock to be outstanding immediately after this offering	shares.

Use of proceeds	We estimate that the net proceeds to us from this offering will be $ million, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds to us to reduce our aggregate indebtedness by approximately $75.0 million and to pay $ of premiums, accrued interest and expenses in connection with the reduction of our existing indebtedness.

We will not receive any proceeds from the sale of our common stock by the selling stockholders.

See “Use of proceeds.”

NASDAQ symbol	“DANB”.

Risk Factors	See the “Risk factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

The number of shares of our common stock outstanding after this offering excludes             shares that are reserved for issuance under our stock option plan, of which options to purchase shares of common stock at a weighted average exercise price of $              per share had been granted as of                     , 2008. See “Executive compensation—Long-term incentives.”

Unless we indicate otherwise, all information in this prospectus assumes:

•	a for stock split of our common stock to be effected prior to completion of this offering;

•	an initial public offering price of $ per share, the midpoint of the estimated public offering price range set forth on the cover page of this prospectus; and

•	that the underwriters do not exercise their option to purchase from the selling stockholders up to shares of our common stock to cover over-allotments.

Summary historical and pro forma combined consolidated financial and other data

Dave & Buster’s Holdings, Inc., or Holdings, was incorporated in Delaware on December 7, 2005 and acquired Dave & Buster’s, Inc. on March 8, 2006 through the merger of WS Midway Acquisition Sub, Inc., a direct, wholly-owned subsidiary of Holdings, with and into Dave & Buster’s, Inc., with Dave & Buster’s, Inc. as the surviving corporation, which we refer to as the Merger. Holdings is a holding company and has no material assets other than all of the capital stock of Dave & Buster’s, Inc. The application of purchase accounting rules to the financial statements of Holdings resulted in different accounting bases from Dave & Buster’s, Inc. and, hence, different financial information for the periods beginning on or after March 8, 2006. We refer to Holdings and its subsidiaries, including Dave & Buster’s, Inc., following the acquisition, as the successor for purposes of the presentation of the financial information below. We refer to Dave & Buster’s, Inc. prior to being acquired by Holdings as the predecessor for purposes of the presentation of the financial information below. Financial and other data for the successor and predecessor are separated by a vertical line on the face of the following summary historical consolidated statements of operations data and other data to identify the different bases of accounting.

In the tables below, we provide you with summary historical financial and pro forma combined consolidated financial and other data of Holdings and its predecessor. The statements of operations data and cash flows data for the fiscal year ended January 29, 2006 (predecessor), the 37 days in the period ended March 7, 2006 (predecessor), the 334 days in the period ended February 4, 2007 (successor) and the fiscal year ended February 3, 2008 (successor) and the balance sheet data as of February 4, 2007 and February 3, 2008 (successor) were derived from our audited consolidated financial statements included elsewhere in this prospectus. The statements of operations data and cash flows data for the quarters ended May 6, 2007 and May 4, 2008 and balance sheet data as of May 4, 2008 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, and in the opinion of management, include all normal recurring adjustments necessary to present fairly the data for such periods and as of such date.

Also included in the tables below are unaudited summary pro forma consolidated financial and other data as of May 4, 2008 and for the fiscal year ended February 3, 2008 and the quarter ended May 4, 2008. We have prepared the unaudited pro forma statements of operations data for the fiscal year ended February 3, 2008 and the quarter ended May 4, 2008 to give effect to the following transactions:

•	this offering;

•	the payment of $ million related to the underwriting discount and the estimated expenses associated with this offering; and

•

the reduction of our aggregate indebtedness by approximately $75.0 million and the payment of $             of premiums, accrued interest and expenses in connection with the reduction of our existing indebtedness, in each case, as if each such transaction took place on February 5, 2007. The unaudited pro forma balance sheet data as of May 4, 2008 give effect to each such transaction as if it took place on May 4, 2008. The pro forma information is based upon available information and certain assumptions as discussed in the notes to the unaudited financial information presented under “Unaudited pro forma financial information.” The summary pro forma data are for informational purposes only and does not purport to represent what our results of operations or financial position actually would have been if each such transaction had occurred on the dates specified above, nor does this data purport to represent the results of operations for any future period.

You should read the information set forth below in conjunction with “Capitalization,” “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations,” “Unaudited pro forma financial information” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Historical		Historical						Pro forma
	Predecessor		Successor	Combined(1)	Successor
	Fiscal year ended January 29, 2006(2)	37-Day period from January 30, 2006 to March 7, 2006	334-Day period from March 8, 2006 to February 4, 2007	Fiscal years ended		Quarters ended		Twelve months ended May 4, 2008	Fiscal year ended February 3, 2008	Quarter ended May 4, 2008
				February 4, 2007	February 3, 2008	May 6, 2007	May 4, 2008

			(in thousands, except share, per share and unit data)

Statements of Operations Data:
Food and beverage revenues	$253,996	$27,562	$256,616	$284,178	$293,097	$73,824	$74,665	$293,938	$	$
Amusement and other revenues	209,456	22,847	203,176	226,023	243,175	61,638	67,798	249,335

Total revenues	463,452	50,409	459,792	510,201	536,272	135,462	142,463	543,273
Cost of food and beverage	65,405	7,111	64,549	71,660	72,493	18,314	18,471	72,650
Cost of amusements and other	28,723	3,268	28,999	32,267	34,252	8,323	8,624	34,553

Total cost of products	94,128	10,379	93,548	103,927	106,745	26,637	27,095	107,203
Operating payroll and benefits	130,367	14,113	130,123	144,236	144,920	36,380	36,872	145,412
Other store operating expenses	144,066	15,323	147,295	162,618	171,627	41,504	43,179	173,302
General and administrative expenses	33,951	3,829	35,055	38,884	38,999	12,719	8,482	34,762
Depreciation and amortization expense	42,616	4,328	43,892	48,220	51,898	12,603	12,439	51,734
Pre-opening costs	5,325	880	3,470	4,350	1,002	59	282	1,225

Total operating costs	450,453	48,852	453,383	502,235	515,191	129,902	128,349	513,638

Operating income	12,999	1,557	6,409	7,966	21,081	5,560	14,114	29,635
Interest expense, net	6,695	649	27,064	27,713	31,183	7,574	6,146	29,755

Income (loss) before provisions for income taxes	6,304	908	(20,655)	(19,747)	(10,102)	(2,014)	7,968	(120)
Provision (benefit) for income taxes	2,016	422	(8,592)	(8,170)	(1,261)	(1,177)	2,958	2,874

Net income (loss)	$4,288	$486	$(12,063)	$(11,577)	$(8,841)	$(837)	$5,010	$(2,994)	$	$

	Historical		Historical						Pro forma
	Predecessor		Successor	Combined(1)	Successor
	Fiscal year ended January 29, 2006(2)	37-Day period from January 30, 2006 to March 7, 2006	334-Day period from March 8, 2006 to February 4, 2007	Fiscal years ended		Quarters ended		Twelve months ended May 4, 2008	Fiscal year ended February 3, 2008	Quarter ended May 4, 2008
				February 4, 2007	February 3, 2008	May 6, 2007	May 4, 2008

			(in thousands, except share, per share and unit data)

Net income (loss) per share of common stock:
Basic	*	*	$(111.59)	*	$(81.79)	$(7.74)	$46.35	$(27.70)
Diluted	*	*	$(111.59)	*	$(81.79)	$(7.74)	$45.35	$(27.70)

Weighted average number of shares outstanding:
Basic	*	*	108,100	*	108,100	108,100	108,100	108,100
Diluted	*	*	108,100	*	108,100	108,100	110,465	108,100

Statements of Cash Flows Data:

Cash provided by (used in):
Operating activities	$65,423	$10,741	$43,678	$54,419	$50,573	$(2,422)	$7,291	$60,286
Investing activities	(63,271)	(10,600)	(341,104)	(351,704)	(30,899)	(2,794)	(8,176)	(36,281)
Financing activities	(5,957)	89	299,986	300,075	(11,000)	3,750	(250)	(15,000)

Other Data:
EBITDA(3)	$55,615	$5,885	$50,301	$56,186	$72,979	$18,163	$26,553	$81,369
Capital expenditures	62,066	10,600	31,943	42,543	31,355	2,912	8,209	36,652

Unit Data:
Number of units at end of period(4)	46	46	48	48	49	48	49	49
Comparable store sales increase(5)	1.5%			4.1%	4.1%	4.3%	3.8%	4.0%
Unit-level EBITDA(3)	$94,891	$10,594	$88,826	$99,420	$112,980	$30,941	$35,317	$117,356
Unit-level EBITDA margin(6)	20.5%	21.0%	19.3%	19.5%	21.1%	22.8%	24.8%	21.6%

*	Not meaningful.

	May 4, 2008
	Actual	Pro forma

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$17,911
Working capital (deficit)(7)	(20,659)
Property and equipment, net	292,590
Total assets	490,773
Total debt	243,125
Stockholders’ equity	95,798

(1)	The combined results of the successor and the predecessor for the 37 days in the period ended March 7, 2006 and the 334 days in the period ended February 4, 2007 are not necessarily comparable due to the change in basis of accounting resulting from the acquisition of Dave & Buster, Inc. by Holdings and the associated change in capital structure. The presentation of fiscal 2007 results on this combined basis does not comply with U.S. generally accepted accounting principles. However, we believe that this provides useful information to assess the relative performance of our business in all periods presented in the financial statements on an ongoing basis. The captions that are materially impacted by the change in basis of accounting are depreciation and amortization, interest expense, net and provision (benefit) for income taxes. We have disclosed the impact of the change in basis of accounting for these captions in “Management’s discussion and analysis of financial condition and results of operations.”

(2)	On August 28, 2005, a subsidiary closed an acquired Jillian’s unit. As a result of the closing, we recorded a pre-tax charge of approximately $3.0 million comprised of approximately $2.5 million in non-cash charges for depreciation, amortization and asset impairment charges and approximately $0.5 million related to severance and other costs required to close the unit.

(3)	EBITDA is defined as net income (loss) plus interest expense, provision for income taxes, and depreciation and amortization, as shown in the table below. We use EBITDA as a tool to evaluate our financial and operating performance because it provides us with a metric excluding the impact of income taxes, our capital structure and significant non-cash expenses such as depreciation and amortization. EBITDA is not defined under U.S. generally accepted accounting principles and does not purport to be an alternative to net income as a measure of operating performance. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly-titled measures of other companies.

Unit-level EBITDA is defined by us as EBITDA plus general and administrative expenses and pre-opening costs, as shown in the table above. We use unit-level EBITDA to measure operating performance and returns from opening new units. Similar to EBITDA, unit-level EBITDA is not defined under U.S. generally accepted accounting principles and does not purport to be an alternative to net income as a measure of operating performance.

We believe that EBITDA is useful to investors and other external users of our financial statements in evaluating our operating performance because EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

We believe that unit-level EBITDA is another useful measure in evaluating our operating performance because it removes the impact of general and administrative expenses, which are not incurred at the unit level, and the costs of opening new units and thereby enables the comparability of the operating performance of our units for the periods presented.

The following table sets forth a reconciliation of net income (loss) to EBITDA and unit-level EBITDA:

	Historical		Historical						Pro forma
	Predecessor		Successor	Combined(a)	Successor
	Fiscal year ended January 29, 2006(b)	37-Day period from January 30, 2006 to March 7, 2006(b)	334-Day period from March 8, 2006 to February 4, 2007(b)	Fiscal years ended		Quarters ended		Twelve months ended May 4, 2008(b)	Fiscal year ended February 3, 2008(b)	Quarter ended May 4, 2008(b)
				February 4, 2007(b)	February 3, 2008(b)	May 6, 2007(b)	May 4, 2008(b)

				(in thousands)
Net income (loss)	$4,288	$486	$(12,063)	$(11,577)	$(8,841)	$(837)	$5,010	$(2,994)	$	$
Interest expense	6,695	649	27,064	27,713	31,183	7,574	6,146	29,755
Provision (benefit) for income taxes	2,016	422	(8,592)	(8,170)	(1,261)	(1,177)	2,958	2,874
Depreciation and amortization	42,616	4,328	43,892	48,220	51,898	12,603	12,439	51,734

EBITDA(c)	$55,615	$5,885	$50,301	$56,186	$72,979	$18,163	$26,553	$81,369	$	$

General and administrative expenses	33,951	3,829	35,055	38,884	38,999	12,719	8,482	34,762
Pre-opening costs	5,325	880	3,470	4,350	1,002	59	282	1,225

Unit-level EBITDA(c)	$94,891	$10,594	$88,826	$99,420	$112,980	$30,941	$35,317	$117,356	$	$

(a)	See footnote (1) above.

(b)	The following table summarizes certain charges and costs that were included in the periods presented:

	Historical		Historical						Pro forma
	Predecessor		Successor	Combined	Successor
	Fiscal year ended January 29, 2006	37-Day period from January 30, 2006 to March 7, 2006	334-Day period from March 8, 2006 to February 4, 2007	Fiscal years ended		Quarters ended		Twelve months ended May 4, 2008	Fiscal year ended February 3, 2008	Quarter ended May 4, 2008
				February 4, 2007	February 3, 2008	May 6, 2007	May 4, 2008

				(in thousands)
Non-recurring Jillian’s costs(i)	$2,679	$—	$—	$—	$—	$—	$—	$—	$	$
Change-in- control & certain severance costs(ii)	—	—	2,137	2,137	3,337	3,337	—	—
Certain transaction costs(iii)	352	—	1,156	1,156	—	—	—	—
Management fees(iv)	—	—	679	679	750	188	188	750

(i)	Represents a one-time charge related to the integration of acquired Jillian’s units of approximately $2.2 million and severance and other costs required to close an acquired Jillian’s unit of approximately $0.5 million.

(ii)	Represents charges related to the exercise of change in control agreements by former executive officers of Dave & Buster’s, Inc.

(iii)	Represents legal expenses, consulting fees and other transaction expenses related to the acquisition of Dave & Buster’s, Inc. by Holdings.

(iv)	Represents management fees paid to Wellspring.

(c)	The following table summarizes certain non-cash charges that were included in the periods presented:

	Historical		Historical						Pro Forma
	Predecessor		Successor	Combined	Successor
	Fiscal year ended January 29, 2006	37-Day period from January 30, 2006 to March 7, 2006	334-Day period from March 8, 2006 to February 4, 2007	Fiscal years ended		Quarters ended		Twelve months ended May 4, 2008	Fiscal year ended February 3, 2008	Quarter ended May 4, 2008
				February 4, 2007	February 3, 2008	May 6, 2007	May 4, 2008

				(in thousands)
(Gain)/loss on fixed assets	$(65)	$—	$12	$12	$1,369	$184	$382	$1,567	$	$
Stock-based compen- sation expense and amortization of restricted stock awards	726	61	438	499	1,514	484	295	1,325

(4)	The number of units open at February 3, 2008 includes our unit in Tempe, Arizona, which opened on September 17, 2007, and the openings of units in Times Square, New York and Maple Grove, Minnesota in the first and fourth quarters of fiscal 2006, respectively.

(5)	We define the comparable store base to include those units open for a full 18 months as of the beginning of each fiscal year. Fiscal 2007 consisted of 52 weeks compared to 53 weeks in fiscal 2006. Percent changes have been calculated based on an equivalent number of weeks in each fiscal year by adding or subtracting, as applicable, one week from the applicable prior period.

(6)	Unit-level EBITDA margin represents unit-level EBITDA divided by total revenues. Unit-level EBITDA margin allows us to evaluate operating performance of each unit across units of varying size and volume.

(7)	Defined as total current assets minus total current liabilities.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully read and consider the risk factors set forth below as well as the other information in this prospectus before deciding to invest in our common stock. If any of the following risks actually occurs, our business, results of operations, financial condition and liquidity could be materially harmed. In such case, the trading price of our common stock could decline and you could lose all or part of your investment. Certain statements in “Risk Factors” are forward-looking statements. See “Cautionary note regarding forward-looking statements.”

Risks related to our business

Our growth strategy depends on our ability to open new units and operate them profitably.

As of May 4, 2008, we operated 49 units. A key element of our growth strategy is to open additional units in locations that we believe will provide attractive returns on investments. We have identified a number of additional sites for potential future Dave & Buster’s units. Our ability to open new units on a timely and cost-effective basis is dependent on a number of factors, many of which are beyond our control, including our ability to:

•	find quality locations;

•	reach acceptable agreements regarding the lease or purchase of locations;

•	comply with applicable zoning, land use and environmental regulations;

•	raise or have available an adequate amount of money for construction and opening costs;

•	timely hire, train and retain the skilled management and other employees necessary to meet staffing needs;

•	obtain, for acceptable cost, required permits and approvals, including liquor licenses; and

•	efficiently manage the amount of time and money used to build and open each new unit.

If we succeed in opening new units on a timely and cost-effective basis, we may nonetheless be unable to attract enough customers to new units because potential customers may be unfamiliar with our units or atmosphere, or our entertainment and menu options might not appeal to them. Only a small number of our existing units are the size of our target 35,000 square foot format for our larger units and none of our existing units are the size of our planned 17,000 square foot format for smaller units. We cannot provide any assurance that our new format units will meet or exceed the performance of our existing units or meet or exceed our performance targets, including target sales to net investment ratios and cash-on-cash returns. New units may even operate at a loss, which could have a significant adverse effect on our overall operating results. Opening a new unit in an existing market could reduce the revenue at our existing units in that market. In addition, historically, new units experience a drop in revenues after their first year of operation. Typically, this drop has been temporary and has been followed by increases in comparable store revenue in line with the rest of our comparable store base, but there can be no assurance that this will be the case in the future or that a new unit will succeed in the long term.

Changes in discretionary spending by consumers and general economic conditions could reduce our guest traffic and have a material adverse effect on our business, results of operations or financial condition.

Purchases at our units are discretionary for consumers and, therefore, our results of operations are susceptible to economic slowdowns. The future performance of the U.S. economy is currently uncertain and is directly affected by numerous global and national political and other factors that are beyond our control. These factors, which also affect discretionary consumer spending and may create economic and political uncertainties that could have a material adverse effect on our business, results of operations and financial condition, include the ongoing conflict in Iraq, potential for future terrorist attacks, the national and international responses thereto and other acts of war or hostility. In addition, our business could be adversely affected by recent increases in the retail price of gasoline and the potential for further increases in gasoline and other energy costs, and increases in credit card, home mortgage and other borrowing costs and declines in housing values. We believe that consumers generally are more willing to make discretionary purchases, including at our units, during periods in which favorable economic conditions prevail. Changes in spending habits as a result of an economic slowdown or a reduction in consumer confidence are likely to reduce our guest traffic, which could adversely affect our results of operations. In addition, these economic factors have affected, and may continue to affect, the level of corporate spending on special events, which are an important source of revenue for us.

We are dependent in particular upon discretionary spending by consumers living in the communities in which our units are located. A significant weakening in any of the local economies in which we operate may cause guests to curtail discretionary spending, which in turn could have a material adverse effect on our profitability. A significant portion of our units are clustered in certain geographic areas, such as Texas, southern California and metropolitan New York. If any of these areas were to experience a downturn in economic conditions, the units in these areas may be adversely affected, which in turn could materially adversely affect our overall profitability.

Our expansion into new markets may present increased risks due to our unfamiliarity with the area.

Some of our new units will be located in areas where we have little or no meaningful experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new units to be less successful than units in our existing markets. An additional risk of expanding into new markets is the lack of market awareness of the Dave & Buster’s brand. Units opened in new markets may open at lower average weekly sales volumes than units opened in existing markets, and may have higher unit-level operating expense ratios than units in existing markets. Sales at units opened in new markets may take longer to reach average unit volumes, if at all, thereby adversely affecting our overall profitability.

We may not be able to compete favorably in the highly competitive out-of-home and home-based entertainment and restaurant markets, which could have material adverse effect on our business, results of operations or financial condition.

The out-of-home entertainment market is highly competitive. We compete for customers’ discretionary entertainment dollars with theme parks, as well as with providers of out-of-home entertainment, including localized attraction facilities such as movie theatres, sporting events, bowling alleys, nightclubs and restaurants. Many of the entities operating these businesses are larger and have significantly greater financial resources, a greater number of units, have been in business longer, have greater name recognition and are better established in the markets where our units are located or are planned to be located. As a result, they may be able to invest greater resources than we can in attracting customers and succeed in attracting customers who would otherwise come to our units. The legalization of casino gambling in geographic areas near any current or future unit would create the possibility for entertainment alternatives, which could have a material adverse effect on our business and financial condition. We also face competition from local establishments that offer entertainment experiences similar to ours and restaurants that are highly competitive with respect to price, quality of service, location, ambience and type and quality of food. We may also face competition from increasingly sophisticated home-based forms of entertainment, such as internet and video gaming and home movie delivery.

Our quarterly results of operations are subject to fluctuations due to the seasonality of our business and the timing of new openings and other events.

Our operating results fluctuate significantly from quarter to quarter as a result of seasonal factors. Historically, our revenues have been substantially higher in the fourth quarter driven in part by the increased number of holiday parties held during that time of year. Our revenues and profitability have been lower during the third quarter with the first and second quarter being somewhat similar in results. We expect these trends to continue in the future. We expect seasonality will continue to be a factor in our results of operations. As a result, factors affecting peak seasons could have a disproportionate effect on our results. For example, the number of days between Thanksgiving and New Year’s Day and the days of the week on which Christmas and New Year’s Eve fall affect the volume of business we generate during the December holiday season and can affect our results for the full fiscal year. In addition, adverse weather during the December holiday season can have a significant impact on our fourth quarter, and therefore our results for the full fiscal year. See “Management’s discussion and analysis of financial condition and results of operations—Quarterly results of operations and seasonality.”

Our operating results may also fluctuate significantly because of non-seasonal factors. Due to our relatively limited number of locations, poor results of operations at any single unit could materially affect our overall profitability. Additionally, the timing of new unit openings may result in significant fluctuations in quarterly performance. Due to the substantial up-front financial requirements to open new units, the investment risk related to any single unit is much larger than that associated with many other restaurants or entertainment venues. We typically incur most pre-opening costs for a new unit within the two months immediately preceding, and the month of, the unit’s opening. In addition, the labor and operating costs for a newly opened unit during the first three to six months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of revenues.

Unexpected fluctuations in our quarterly results of operations may contribute to volatility in our share price and, if we fail to meet investors’ expectations in a particular quarter, could result in a decline in share price. In addition, the results for one period may not be indicative of results for other periods.

Our operations are susceptible to the availability and cost of food and other supplies, in most cases from a limited number of suppliers, which subject us to possible risks of shortages, interruptions and price fluctuations.

Our profitability depends in part on our ability to anticipate and react to changes in product costs. Cost of food and beverage as a percentage of total revenue was 13.5% in fiscal 2007, 14.0% in fiscal 2006 and 14.1% in fiscal 2005. Cost of amusements and other costs as a percentage of total revenue was 6.4% in fiscal 2007, 6.3% in fiscal 2006 and 6.2% in fiscal 2005. If we have to pay higher prices for food or other supplies, our operating costs may increase, and, if we are unable or unwilling to pass such cost increases on to our customers, our operating results could be adversely affected.

Our dependence on a small number of suppliers subjects us to the possible risks of shortages, interruptions and price fluctuations. We have entered into long-term supply contracts with U.S. Foodservice, Inc. and Produce Alliance LLP, which provide for minimum commitments of 80% of food, non-alcoholic beverage and chemical purchases and 95% of produce purchases to be made directly through each respective vendor. The loss of either one of these distributors would adversely affect our business by disrupting our operations as we seek out and negotiate new supply contracts. We also have multiple short-term supply contracts with a limited number of suppliers. If any of these suppliers do not perform adequately or otherwise fail to distribute products or supplies to our units, we may be unable to replace the suppliers in a short period of time on acceptable terms, which could increase our costs, cause shortages of food and other items at our units and cause us to remove certain items from our menu. We currently do not engage in futures contracts or other financial risk management strategies with respect to potential price fluctuations in the cost of food and other supplies, which we purchase at prevailing market or contracted prices.

The limited number of amusement suppliers, the availability of new amusement offerings, the cost and availability of redemption items that appeal to guests and the market demand for new games could adversely impact the cost to acquire and operate new amusements. We may not be able to anticipate and react to changing food, beverage and amusements costs by adjusting purchasing practices, menu and game prices, and a failure to do so could have a material adverse effect on our operating results.

Instances of food-borne illness and outbreaks of disease, as well as negative publicity relating thereto, could result in reduced demand for our menu offerings and reduced traffic in our units and negatively impact our business.

Our business could be severely impacted by a widespread regional, national or global health epidemic. A widespread health epidemic (such as the avian flu) or food-borne illness (such as aphthous fever, which is also known as hoof and mouth disease, as well as hepatitis A, lysteria, salmonella and e-coli), whether or not traced to one of our units, may cause customers to avoid public gathering places or otherwise change their eating behaviors. Even the prospects of a health epidemic could change consumer perceptions of food safety, disrupt our supply chain and impact our ability to supply certain menu items or staff our units. Outbreaks of disease, including severe acute respiratory syndrome, which is also known as SARS, as well as influenza, could reduce traffic in our units. Any of these events would negatively impact our business. In addition, any negative publicity relating to these and other health-related matters may affect consumers’ perceptions of our units and the food that we offer, reduce guest visits to our units and negatively impact demand for our menu offerings.

We may not be able to obtain and maintain licenses and permits necessary to operate our units in compliance with laws, regulations and other requirements, which could adversely affect our business, results of operations or financial condition.

We are subject to various federal, state and local laws affecting our business. Each unit is subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, amusement, health and safety and fire agencies in the state, county or municipality in which the unit is located. Each unit is required to obtain a license to sell alcoholic beverages on the premises from a state authority and, in certain locations, county and municipal authorities. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. In some states, the loss of a license for cause with respect to one location may lead to the loss of licenses at all locations in that state and could make it more difficult to obtain additional licenses in that state. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of each unit, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling and storage and dispensing of alcoholic beverages. We recently agreed to a 25-day suspension of a liquor license at one of our units, which resulted in a significant decrease in traffic and revenues from that unit during the suspension period. The failure to receive or retain a liquor license, or any other required permit or license, in a particular location, or to continue to qualify for, or renew licenses, could have a material adverse effect on operations and our ability to obtain such a license or permit in other locations.

As a result of operating certain entertainment games and attractions, including games that offer redemption prizes, we are subject to amusement licensing and regulation by the states, counties and municipalities in which our units are located. Certain entertainment attractions are heavily regulated and such regulations vary significantly between communities. Moreover, states and local communities are tending to consider additional regulation regarding redemption games. From time-to-time, existing units may be required to modify certain games, alter the mix of games, or terminate the use of specific games as a result of the interpretation of regulations by state or local officials, any of which could adversely affect our operations.

We are also subject to federal, state and local environmental laws, regulations and other requirements. More stringent and varied requirements of local and state governmental bodies with respect to zoning, land use and environmental factors could delay or prevent development of new units in particular locations. Environmental laws and regulations also govern, among other things, discharges of pollutants into the air and water as well as the presence, handling, release and disposal of and exposure to hazardous substances. These laws provide for significant fines and penalties for noncompliance. Third parties may also make personal injury, property damage or other claims against us associated with actual or alleged release of or exposure to hazardous substances at our properties. We could also be strictly liable, without regard to fault, for certain environmental conditions at properties we formerly owned or operated as well as at our current properties.

In addition, we are subject to the Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, along with the Americans with Disabilities Act and various family-leave mandates. From time-to-time, the U.S. Congress and the states consider increases in the applicable minimum wage. Several states in which we operate have enacted increases in the minimum wage, which have taken effect in 2007 and 2008 and further increases are anticipated later in 2008. Although we expect increases in payroll expenses as a result of federal and state mandated increases in the minimum wage, such increases are not expected to be material. However, we are uncertain of the repercussion, if any, of increased minimum wages on other expenses. For example, our suppliers may be more severely impacted by higher minimum wage standards, which could result in increased costs to us. If we are unable to offset these costs through increased costs to our customers, our business, results of operations and financial condition could be adversely affected.

Customer complaints or litigation on behalf of our customers or employees may adversely affect our business, results of operations or financial condition.

Our business may be adversely affected by legal or governmental proceedings brought by or on behalf of our customers or employees. In recent years, a number of restaurant companies, including ours, have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Two class action cases have been filed against us and one of our subsidiaries in the State of California alleging violations of California regulations concerning mandatory meal breaks and rest periods. In addition, from time to time customers file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to a unit. We are also subject to a variety of other claims in the ordinary course of business, including personal injury, lease and contract claims. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their guests.

We are also subject to “dram shop” statutes in certain states in which our units are located. These statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. During fiscal 2007, 34.0% of our food and beverage revenues were derived from the sale of alcoholic beverages. We are currently the subject of certain lawsuits that allege violations of these statutes. Recent litigation against restaurant chains has resulted in significant judgments and settlements under dram shop statutes. Because these cases often seek punitive damages, which may not be covered by insurance, such litigation could have an adverse impact on our business, results of operations or financial condition. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from operations and hurt our financial performance. A judgment significantly in excess of our insurance coverage or not covered by insurance could have a material adverse effect on our business, results of operations or financial condition. Further, adverse publicity resulting from these allegations may materially affect us and our units.

We may face labor shortages that could slow our growth and adversely impact our ability to operate our units.

The successful operation of our business depends upon our ability to attract, motivate and retain a sufficient number of qualified executives, managers and skilled employees. From time-to-time, there may be a shortage of skilled labor in certain of the communities in which our units are located. Shortages of skilled labor may make it increasingly difficult and expensive to attract, train and retain the services of a satisfactory number of qualified employees and could delay the planned openings of new units or adversely impact our existing units. Any such delays, material increases in employee turnover rates in existing units or widespread employee dissatisfaction could have a material adverse effect on our business and results of operations. Competition for qualified employees could require us to pay higher wages, which could result in higher labor costs and could have a material adverse effect on our results of operations.

We depend on the services of key executives, the loss of whom could materially harm our business and our strategic direction if we were unable to replace them with executives of equal experience and capabilities.

Our future success significantly depends on the continued service and performance of our key management personnel. We have employment agreements with all members of senior management. However, we cannot prevent members of senior management from terminating their employment with us. Losing the services of members of senior management could materially harm our business until a suitable replacement is found, and such replacement may not have equal experience and capabilities. In addition, we have not purchased key personnel life insurance on any members of our senior management.

Local conditions, events, terrorist attacks and natural disasters could adversely affect our business.

Certain of the regions in which our units are located have been, and may in the future be, subject to adverse local conditions, events, terrorist attacks or natural disasters, such as earthquakes, floods and hurricanes. In particular, six of our units are located in California and are subject to earthquake risk, and three of our units in Florida, two of our units in Houston and our one unit in Honolulu are subject to hurricane risk. Depending upon its magnitude, a natural disaster could severely damage our units, which could adversely affect our business, results of operations or financial condition. We currently maintain property and business interruption insurance through the aggregate property policy for each of the units. However, such coverage may not be sufficient if there is a major disaster. In addition, upon the expiration of our current insurance policies, adequate insurance coverage may not be available at reasonable rates, or at all.

Unfavorable publicity relating to one or more of our units may taint public perception of the Dave & Buster’s brand, which could reduce sales in one or more of our units and make our brand less valuable.

The strength of our brand is impacted by public perception of the quality of our food and facilities. Multi-unit businesses, such as ours, can be adversely affected by unfavorable publicity resulting from poor food quality, illness or health concerns, or a variety of other operating issues stemming from one or a limited number of units. Adverse publicity involving any of these factors could make our units less appealing, reduce our guest traffic and/or impose practical limits on pricing. In the future, some of our units may be operated by franchisees. Any such franchisees will be independent third parties that we do not control. Although our franchisees will be contractually obligated to operate the unit in accordance with our standards, we would not oversee their daily operations. If one or more of our units were the subject of unfavorable publicity, our overall brand could be adversely affected, which could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to renew real property leases on current favorable terms, which may require us to close a unit or relocate, either of which could have a material adverse effect on our business, results of operations or financial condition.

Of the 49 units operated by us as of May 4, 2008, 48 units are operated on leased premises. Certain leases are long-term leases at rents we believe to be below current market rates. Other leases provide for a base rent plus additional rent based on a percentage of the revenue generated by the units on the leased premises once certain thresholds are met. The leases on two of our units are subject to renewal prior to December 31, 2009. A decision not to renew the lease for a unit could be based on a number of factors, including an assessment of the area in which the unit is located. We may choose not to renew, or may not be able to renew, certain of such existing leases if the capital investment then required to maintain the units at the leased locations is not justified by the return on the required investment. If we are not able to renew the leases at rents that allow such units to remain profitable as their terms expire, the number of such units may decrease, resulting in lower revenue from operations, or we may relocate a unit, which could subject us to construction and other costs and risks, and, in either case, could have a material adverse effect on our business, results of operations or financial condition.

Fixed rental payments account for a significant portion of our operating expenses, which increases our vulnerability to general adverse economic and industry conditions and could limit our operating and financial flexibility.

Payments under our operating leases account for a significant portion of our operating expenses. For example, total rental payments, including additional rental payments based on sales at some of our units, under operating leases were approximately $41.9 million, or 7.8% of our total revenues, in fiscal 2007 and $10.6 million, or 7.4% of our total revenues, for the quarter ended May 4, 2008, respectively. In addition, as of May 4, 2008, we were a party to operating leases requiring future minimum lease payments aggregating approximately $165 million through 2011 and approximately $367 million thereafter. We expect that we will lease any new units we open under operating leases. Our substantial operating lease obligations could have significant negative consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	requiring a substantial portion of our available cash to be applied to pay our rental obligations, thus reducing cash available for other purposes;

•	limiting our flexibility in planning for or reacting to changes in our business or the industry in which we compete; and

•	placing us at a disadvantage with respect to our competitors.

We depend on cash flow from operations to pay our lease obligations and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities and sufficient funds are not otherwise available to us from borrowings under bank loans or from other sources, we may not be able to service our operating lease obligations, grow our business, respond to competitive challenges or fund our other liquidity and capital needs, which would have a material adverse affect on us.

Our indebtedness could adversely affect our ability to raise additional capital to fund operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our financial obligations.

As of May 4, 2008, we had $68.1 million of borrowings under our existing term loan facility, $11.7 million in letters of credit outstanding and $175.0 million aggregate principal amount of 11 1/4% senior notes outstanding. If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to do any of this on a timely basis or on terms satisfactory to us or at all.

Our substantial indebtedness could have important consequences, including:

•	our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes may be limited;

•

a portion of our cash flows from operations will be dedicated to the payment of principal and interest on the indebtedness and will not be available for other purposes, including operations, capital expenditures and future business opportunities;

•	certain of our borrowings are at variable rates of interest, exposing us to the risk of increased interest rates;

•	our ability to adjust to changing market conditions may be limited and may place us at a competitive disadvantage compared to less-leveraged competitors; and

•	we may be vulnerable in a downturn in general economic conditions or in business, or may be unable to carry on capital spending that is important to our growth.

Additionally, as a holding company, we are dependent on our operating subsidiaries for our cash flow. If our operating subsidiaries are unable to distribute cash to us for any reason, including due to restrictions in our senior credit facility, we would not be able to satisfy our obligations under our credit agreement.

The terms of our senior credit facility and our 11 1/4% senior notes restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our senior credit facility and our 11 1/4% senior notes contain, and any future indebtedness likely will contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	incur additional debt;

•	pay dividends and make other restricted payments;

•	create liens;

•	make investments and acquisitions;

•	engage in sales of assets and subsidiary stock;

•	enter into sale-leaseback transactions;

•	enter into transactions with affiliates;

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions;

•	hedge currency and interest rate risk; and

•	make capital expenditures.

Our senior credit facility requires us to maintain certain financial ratios. Failure by us to comply with the covenants or financial ratios contained in the instruments governing our indebtedness could result in an event of default under the facility which could adversely affect our ability to respond to changes in our business and manage our operations. In the event of any default under our credit facility, the lenders will not be required to lend any additional amounts to us. Our lenders also could elect to declare all amounts outstanding to be due and payable and require us to apply all of our available cash to repay these amounts. If our indebtedness were to be accelerated, our assets may not be sufficient to repay this indebtedness in full.

If we are unable to adequately protect our brand, our business could be harmed significantly.

Our brand is essential to our success and competitive position. We use a combination of intellectual property rights, such as trademarks and service marks, to protect our brand. The success of our business strategy depends, in part, on our continued ability to use our intellectual property rights to increase brand awareness and further develop our branded products in both existing and new markets. If we fail to protect our intellectual property rights adequately we may lose an important advantage in the markets in which we compete. If third parties misappropriate or infringe our intellectual property, our image, brand and the goodwill associated therewith may be harmed, our brand may fail to achieve and maintain market recognition, and our competitive position may be harmed, any of which could have a material adverse effect on our business. To protect our intellectual property, we may become involved in litigation, which could result in substantial expenses, divert the attention of management, and adversely affect our revenue, financial condition and results of operations.

There can be no assurance that third parties will not assert that our products and services infringe, or may infringe, their proprietary rights. Any such claims, regardless of merit, could lead to litigation, which could result in substantial expenses, divert the attention of management, cause significant delays, materially disrupt the conduct of our business and have a material adverse effect on our financial condition and results of operations. As a consequence of such claims, we could be required to pay a substantial damage award, take a royalty-bearing license, discontinue the use of third party products used within our operations and/or rebrand our business and products.

Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock price.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. Although our management has assessed the effectiveness of the internal control over financial reporting for Dave & Buster’s, we have not made such an assessment for Holdings and our independent registered public accounting firm will not be required to issue a report on our assessment with respect to Holdings until our Annual Report on Form 10-K for the fiscal year ending January 31, 2010. Any failure to remediate deficiencies noted by our independent registered public accounting firm or to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

Disruptions in our information technology systems could have an adverse impact on our operations.

Our operations are dependent upon the integrity, security and consistent operation of various systems and data centers, including the point-of-sale, kiosk and amusement operations systems in our units, data centers that process transactions, communication systems and various other software applications used throughout our operations. Disruptions in these systems could have an adverse impact on our operations. We could encounter difficulties in developing new systems or maintaining and upgrading existing systems. Such difficulty could lead to significant expenses or to losses due to disruption in our business operations. In 2007, there was an external breach of our credit card processing systems which led to fraudulent credit card activity and resulted in the payment of fines and reimbursements for the fraudulent credit card activity. We have implemented a series of corrective measures in order to ensure that our computer systems are secure and that our customers’ personal information is protected. Despite our considerable efforts and investment in technology to secure our computer network, security could still be compromised, confidential information could be misappropriated or system disruptions could occur in the future. This could lead to a loss of sales or profits or cause us to incur significant costs to reimburse third parties for damages.

Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We believe we maintain insurance coverage that is customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not commercially reasonable to insure. For example, we maintain business interruption insurance, but there can be no assurance that the coverage for a severe or prolonged business interruption at one or more of our units would be adequate. Given the limited number of units we operate, such a loss could have a material adverse effect on our results of operations. In addition, we do not currently carry insurance for breaches of our computer network security. Moreover, we believe that insurance covering liability for violations of wage and hour laws is generally not available. These losses, if they occur, could have a material adverse effect on our business and results of operations.

Risks related to this offering and our common stock

We are controlled by an affiliate of Wellspring Capital Management LLC whose interest in our business may be different than yours.

Wellspring will own approximately     % of our outstanding common stock after the consummation of this offering (or     % if the underwriters exercise their over-allotment in full). Accordingly, Wellspring will be able to exercise significant influence over our business policies and affairs, including the composition of our board of directors, which has the authority to direct our business and appoint and remove our officers, and over any action requiring the approval of our stockholders, including the adoption of amendments to our certificate of incorporation and bylaws, which govern the rights attached to our shares of common stock, and the approval of mergers or sales of substantially all of our assets.

The concentration of ownership of our shares may also delay, defer or even prevent an acquisition by a third party or other change of control of our company in a transaction that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our common stock, even if you perceive such transaction to be in the best interests of minority stockholders. This concentration of ownership may also adversely affect our stock price. For additional information regarding the share ownership of, and our relationship with, Wellspring, you should read the information under the headings “Principal and selling stockholders” and “Certain relationships and related party transactions.”

As a “controlled company” within the meaning of the NASDAQ corporate governance rules, we will qualify for, and intend to rely on, exemptions from certain NASDAQ corporate governance requirements. As a result, our stockholders may not have the same degree of protection as that afforded to stockholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

Following this offering, we will be a “controlled company” within the meaning of the NASDAQ corporate governance rules as a result of the ownership position and voting rights of Wellspring upon completion of this offering. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. As a controlled company we may elect not to comply with certain NASDAQ corporate governance rules that would otherwise require our board of directors to have a majority of independent directors and our Compensation Committee to be comprised entirely of independent directors. Accordingly, our stockholders will not have the same protection afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements and the ability of our independent directors to influence our business policies and affairs may be reduced. See “Management—Corporate governance.”

Our directors who have relationships with our principal stockholder may have conflicts of interest with respect to matters involving our company.

Following this offering,                     of our                     directors will be affiliated with Wellspring. These persons will have fiduciary duties to both us and Wellspring. As a result, they may have real or apparent conflicts of interest on matters affecting both us and Wellspring, which in some circumstances may have interests adverse to ours. In addition, as a result of Wellspring’s ownership interest, conflicts of interest could arise with respect to transactions involving business dealings between us and Wellspring including, but not limited to, potential acquisitions of businesses or properties, the issuance of additional securities, the payment of dividends by us and other matters.

There has been no prior public market for our common stock and the trading price of our common stock may be adversely affected if an active trading market in our common stock does not develop. Our stock price may be volatile, and you may be unable to resell your shares at or above the offering price or at all.

Prior to this offering, there has been no public market for our common stock, and an active trading market may not develop or be sustained upon the completion of this offering. We cannot predict the extent to which investor interest will lead to the development of an active trading market in shares of our common stock or whether such a market will be sustained. The initial public offering price of the common stock offered in this prospectus was determined through our negotiations with the underwriters and may not be indicative of the market price of the common stock after this offering. The market price of our common stock after this offering will be subject to significant fluctuations in response to, among other factors, variations in our operating results and market conditions specific to our industry. The combination of the relatively limited number of locations that we operate and the significant investment associated with each new unit may cause our operating results to fluctuate significantly, which could add to the volatility of our stock price.

Future sales of shares of our common stock in the public market could cause our stock price to fall significantly even if our business is profitable.

Upon the completion of this offering, we will have outstanding             shares of common stock (or approximately              shares if the underwriters exercise their over-allotment option in full). Of these shares, the shares of common stock offered in this prospectus will be freely tradable without restriction in the public market, unless purchased by our affiliates. We expect that the remaining             shares of common stock will become available for resale in the public market as shown in the chart below. Our officers, directors and the holders of all of our outstanding shares of common stock have signed lock-up agreements pursuant to which they have agreed not to sell, transfer or otherwise dispose of any of their shares for a period of 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. The underwriters may, in their sole discretion and without notice, release all or any portion of the common stock subject to lock-up agreements. The underwriters are entitled to waive the underwriter lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Immediately following the consummation of this offering, our shares of common stock will become available for resale in the public market as follows:

Number of shares	Percentage	Date of availability for resale into the public market

	%	Upon the effectiveness of this prospectus
	%	180 days after the date of this prospectus, of which approximately are subject to holding period, volume and other restrictions under Rule 144

As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities. Following this offering, we intend to file a registration statement under the Securities Act of 1933 (the “Securities Act”) registering shares of our common stock reserved for issuance under our stock option plan.

See “Shares available for future sale” for a more detailed description of the shares that will be available for future sale upon completion of this offering.

Because the initial public offering price per common share is substantially higher than our book value per common share, purchasers in this offering will immediately experience a substantial dilution in net tangible book value.

Purchasers of our common stock will experience immediate and substantial dilution in net tangible book value per share from the initial public offering price per share. After giving effect to the sale of the             shares of common stock in this offering and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom, our pro forma net tangible book value as of                     , 2008, would have been $             million, or $             per share of common stock. This represents an immediate dilution in pro forma net tangible book value of $             per share to new investors purchasing shares of our common stock in this offering. See “Dilution” for a calculation of the dilution that purchasers will incur.

We do not intend to pay dividends in the foreseeable future, and, because we are a holding company with no operations of our own, we would depend on our subsidiaries for cash in the event that we do pay dividends in the future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent on then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions under our senior credit facility, business prospects and other factors that our board of directors considers relevant. Furthermore, because our operations are conducted almost entirely through our subsidiaries, any dividend payments would depend on the cash flow of our subsidiaries. The terms of our senior credit agreement restrict our ability to pay dividends. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources” and “Description of capital stock—common stock.” For the foregoing reasons, you will not be able to rely on dividends to receive a return on your investment.

Provisions in our charter and bylaws may delay or prevent our acquisition by a third party.

Our amended and restated certificate of incorporation and by-laws, which we intend to adopt prior to the completion of this offering, will contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. The provisions include, among others:

•	provisions relating to creating a board of directors that is divided into three classes with staggered terms;

•

provisions relating to the number and election of directors, the appointment of directors upon an increase in the number of directors or vacancy and provisions permitting the removal of directors only for cause and with a 66 2/3% stockholder vote;

•	provisions requiring a 66 2/3% stockholder vote for the amendment of certain provisions of our certificate of incorporation and for the adoption, amendment and repeal of our by-laws;

•	provisions barring stockholders from calling a special meeting of stockholders or requiring one to be called;

•	elimination of the right of our stockholders to act by written consent if less than 50.1% of our outstanding common stock is owned by Wellspring;

•	provisions that set forth advance notice procedures for stockholders’ nominations of directors and proposals for consideration at meetings of stockholders; and

•	the ability of our board of directors to designate one or more series of preferred stock and issue shares of preferred stock without stockholder approval.

For more information, see “Description of capital stock.” The provisions of our amended and restated certificate of incorporation and by-laws and the ability of our board of directors to create and issue a new series of preferred stock or a stockholder rights plan could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our common stock in the future which could reduce the market price of our stock.

Cautionary note regarding forward-looking statements

This prospectus contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include, but are not limited to, information about:

•	our ability to successfully execute our growth strategy;

•	the success of our smaller unit formats;

•	target sales to net investment ratios and cash-on-cash returns for our larger and smaller unit formats;

•	our ability to extend guests’ stays and increase revenues;

•	our ability to generate significantly higher sales per square foot than the average of our current store base;

•	our ability to enter into alternative agreements with suppliers;

•	our ultimate financial liability with respect to outstanding legal proceedings;

•	expected charges related to this offering; and

•	our future capital requirements.

In addition, statements that use the terms “believe,” “expect,” “plan,” intend,” “may,” “could,” “estimate,” “anticipate,” “predict,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements and any underlying assumptions are also forward-looking. All forward-looking statements in this prospectus reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially and adversely from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict.

The factors that could cause actual results to differ materially from those implied by forward-looking statements in this prospectus are more fully discussed in the “Prospectus summary,” “Risk factors,” “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations” and “Business” sections and elsewhere in this prospectus.

All information contained in this prospectus is materially accurate and complete as of the date of this prospectus. You should keep in mind, however, that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no obligation to update any forward-looking statements in this prospectus after the date of this prospectus, except as required by federal securities laws. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this prospectus or elsewhere might not occur.

Use of proceeds

We estimate that the net proceeds to us from this offering will be $            million, after deducting the underwriting discount and estimated offering expenses payable by us. This estimate is based on an assumed offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus.

The following table sets forth the estimated sources and uses of funds in connection with this offering and the other transactions described below as if they had occurred on May 4, 2008. See also “Unaudited pro forma financial information.”

As of May 4, 2008

(in thousands)

Sources of Funds
Common stock offered hereby, net of underwriting discount	$

Use of Funds
Reduction of existing aggregate indebtedness(1)	$75,000
Transaction fees and expenses(2)
Total uses	$

(1)	Our indebtedness bears interest at a rate of % and matures on .

(2)	This amount includes (i) $ million of estimated expenses associated with this offering, and (ii) approximately $ million consisting of premiums, accrued interest and expenses in connection with the reduction of our existing indebtedness.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the amount of proceeds from this offering available to us by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of our common stock by the selling stockholders, including any proceeds resulting from the underwriters exercise of their option to purchase additional shares from the selling stockholders.

Dividend policy

Since the acquisition of Dave & Buster’s, Inc. by Holdings in March 2006, no dividends have been declared or paid on our shares of common stock and we do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future. We currently intend to retain any earnings to finance the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and other factors that our board of directors considers relevant. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources” for additional information regarding our debt.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of May 4, 2008:

•	on an actual basis, and

•	on a pro forma basis, giving effect to the following transactions as if they occurred on May 4, 2008:

•	an amendment to our certificate of incorporation to authorize the issuance of up to shares of common stock and shares of undesignated preferred stock,

•

the sale of             shares of our common stock in this offering at an assumed offering price of $            , the midpoint of the range set forth on the cover of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, and

•

the reduction of our aggregate indebtedness by approximately $75.0 million and the payment of $            of premiums, accrued interest and expenses in connection with the reduction of our existing indebtedness.

You should read the following table in conjunction with “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of May 4, 2008
	Actual	Pro forma

	(in thousands, except share and per share data)
Cash and cash equivalents	$17,911	$

Indebtedness:
Senior credit facility	$68,125	$
11 1/4% senior notes	175,000

Total indebtedness	243,125
Stockholders’ equity:
Common stock, $0.01 par value per share (actual, authorized 125,000 shares, 108,100 shares issued and outstanding; pro forma, authorized shares, shares issued and outstanding)	1
Preferred stock, $0.01 par value per share (actual, authorized 10,000,000 shares, no shares issued and outstanding; pro forma, authorized shares, no shares issued and outstanding)
Paid-in capital	110,760
Accumulated comprehensive income	931
Retained earnings (deficit)	(15,894)

Total stockholders’ equity	95,798

Total capitalization	$338,923	$

Dilution

If you invest in our common stock, you will be diluted to the extent the initial public offering price per share of our common stock exceeds the net tangible book value per share of our common stock immediately after this offering.

Our pro forma net tangible book value as of                     , 2008 was approximately $            million, or $            per share of common stock. Net tangible book value per share represents the amount of our tangible net worth, or total tangible assets less total liabilities, divided by             shares of our common stock outstanding as of that date.

After giving effect to (i) the issuance and sale of             shares of our common stock sold by us in this offering and our receipt of approximately $            million in net proceeds from such sale, based on an assumed public offering price of $            per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us and (ii) the application of such net proceeds as discussed under “Use of proceeds,” our pro forma as adjusted net tangible book value per share as of             , 2008 would have been approximately $            million, or $            per share. This amount represents an immediate increase in pro forma net tangible book value of $            to existing stockholders and an immediate dilution in pro forma net tangible book value of $            per share to new investors purchasing shares of our common stock in this offering. Dilution per share is determined by subtracting the pro forma net tangible book value per share as adjusted for this offering from the amount of cash paid by a new investor for a share of our common stock. Pro forma net tangible book value is not affected by the sale of shares of our common stock offered by the selling stockholders. The following table illustrates the per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of , 2008	$
Increase in net tangible book value per share attributable to new investors

Pro forma adjusted net tangible book value per share after this offering		$

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma net tangible book value by $            , the pro forma net tangible book value per share after this offering by $             and the dilution per share to new investors by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table presents the differences between the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing ordinary shares in this offering, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price per share
Number	Number	Percent	Amount	Percent

Existing stockholders		%	$	%	$
New investors

Total		100.0%		$100.0%

The foregoing tables do not include options to purchase an aggregate of              shares of common stock that are currently outstanding under our stock option plan. See “Executive compensation—Annual incentive plan.”

Unaudited pro forma financial information

The following unaudited pro forma consolidated financial information has been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus.

The unaudited pro forma statements of operations for the fiscal year ended February 3, 2008 and the quarter ended May 4, 2008 give effect to the following transactions:

•	this offering;

•	the payment of $ million related to the underwriting discount and other fees and expenses payable by us in connection with this offering; and

•

the reduction of our aggregate indebtedness by approximately $75.0 million and the payment of $            of premiums, accrued interest and expenses in connection with the reduction of our existing indebtedness, in each case, as if each such transaction took place on February 5, 2007. The unaudited pro forma balance sheet data as of May 4, 2008 give effect to each such transaction as if it took place on May 4, 2008.

The pro forma adjustments are based upon available information, preliminary estimates and certain assumptions that we believe are reasonable based on information currently available, and are described in the accompanying notes. The pro forma balance sheet data and consolidated financial statements are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions set forth above been consummated on the dates indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The unaudited pro forma condensed consolidated financial information does not give effect to the increased selling, general and administrative expenses associated with being a public company with listed equity securities that we expect to incur in future periods.

The unaudited pro forma consolidated financial information should be read in conjunction with “Prospectus summary—Summary historical and pro forma combined consolidated financial and other data,” “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Dave & Buster’s Holdings, Inc.

Unaudited pro forma consolidated balance sheet

as of May 4, 2008

	Historical	Adjustments	Pro forma

	(in thousands, except share and per share amounts)
Assets
Current assets:
Cash and cash equivalents	$17,911	$ (1)	$
Inventories	15,640
Prepaid expenses	8,479
Deferred income taxes	5,933
Other current assets	2,165

Total current assets	50,128
Property and equipment, net	292,590
Tradename	63,000
Goodwill	65,857
Other assets and deferred charges	19,198

Total assets	$490,773	$	$

Liabilities and stockholders’ equity
Current liabilities:
Current installments of long-term debt	$1,000	$	$
Accounts payable	17,802
Accrued liabilities	44,218
Income taxes payable	7,767

Total current liabilities	70,787
Deferred income taxes	20,026
Deferred occupancy costs	51,943
Other liabilities	10,094
Long-term debt, less current installments	242,125	(1)
Commitment and contingencies
Stockholders’ equity		(2)
Common stock, $0.01 par value, 125,000 authorized; 108,100 issued and outstanding as of February 3, 2008	1
Paid-in capital	110,760
Accumulated comprehensive income	931
Retained earnings (deficit)	(15,894)

Total stockholders’ equity	95,798

Total liabilities and stockholders’ equity	$490,773	$	$

See accompanying Notes to unaudited pro forma financial information.

Dave & Buster’s Holdings, Inc.

Unaudited pro forma consolidated statement of operations

for the fiscal year ended February 3, 2008

	Historical	Adjustments	Pro forma

	(in thousands, except share and per share amounts)
Food and beverage revenues	$293,097	$	$
Amusement and other revenues	243,175

Total revenues	536,272
Cost of food and beverage	72,493
Cost of amusement and other	34,252

Total cost of products	106,745
Operating payroll and benefits	144,920
Other store operating expenses	171,627
General and administrative expenses	38,999
Depreciation and amortization expense	51,898
Pre-opening costs	1,002

Total operating costs	515,191

Operating income	21,081
Interest expense, net	31,183

Income (loss) before provision for income taxes	(10,102)
(Benefit) provision for income taxes	(1,261)

Net income (loss)	$(8,841)	$	$

Basic net income (loss) per share of common stock(3)	$(81.79)	$	$

Basic weighted average common shares outstanding(3)	108,100

Diluted net income (loss) per share of common stock(3)	$(81.79)	$	$

Diluted weighted average common shares outstanding(3)	108,100

See accompanying Notes to unaudited pro forma financial information.

Dave & Buster’s Holdings, Inc.

Unaudited pro forma consolidated statement of operations for the quarter ended May 4, 2008

	Historical	Adjustments	Pro forma

	(in thousands, except share and per share amounts)
Food and beverage revenues	$74,665	$	$
Amusement and other revenues	67,798

Total revenues	142,463
Cost of food and beverage	18,471
Cost of amusement and other	8,624

Total cost of products	27,095
Operating payroll and benefits	36,872
Other store operating expenses	43,179
General and administrative expenses	8,482
Depreciation and amortization expense	12,439
Pre-opening costs	282

Total operating costs	128,349

Operating income	14,114
Interest expense, net	6,146

Income (loss) before provision for income taxes	7,968
(Benefit) provision for income taxes	2,958

Net income (loss)	$5,010	$	$

Basic net income (loss) per share of common stock(4)	$46.35	$	$

Basic weighted average common shares outstanding(4)	108,100
Diluted net income (loss) per share of common stock(4)	$45.35	$	$
Diluted weighted average common shares outstanding(4)	110,465

See accompanying Notes to unaudited pro forma financial information.

Notes to unaudited pro forma financial information

(in thousands)

(1)	The unaudited pro forma condensed consolidated balance sheet gives effect to the following estimated sources and uses from the issuance of common stock in this offering:

Sources of Funds
Common stock offered hereby, net of underwriting discount	$

Use of Funds
Reduction of existing aggregate indebtedness(a)		$75,000
Transaction fees and expenses(b)

Total uses	$

(a)	Our indebtedness bears interest at a rate of % and matures on .

(b)	This amount includes (i) $ million of estimated expenses associated with this offering, and (ii) approximately $ million consisting of premiums, accrued interest and expenses in connection with the reduction of our existing indebtedness.

(2)	Reflects the following adjustments to stockholders’ equity related to this offering:

Issuance of common stock in this offering	$
Loss on debt related to repayment of existing indebtedness
Underwriter fees
Fees and expenses associated with this offering
Total	$

(3)	Pro forma weighted average shares and net income (loss) per share assume that the shares outstanding and the shares expected to be issued pursuant to this offering were outstanding for the fiscal year ended February 3, 2008.

(4)	Pro forma weighted average shares and net income (loss) per share assume that the shares outstanding and the shares expected to be issued pursuant to this offering were outstanding for the quarter ended May 4, 2008.

Selected consolidated financial data

You should read the information set forth below in conjunction with “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations,” “Unaudited pro forma financial information” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Dave & Buster’s Holdings, Inc., or Holdings, was incorporated in Delaware on December 7, 2005 and acquired Dave & Buster’s, Inc. on March 8, 2006 through the merger of WS Midway Acquisition Sub, Inc., a direct, wholly-owned subsidiary of Holdings, with and into Dave & Buster’s, Inc., with Dave & Buster’s, Inc. as the surviving corporation, which we refer to as the Merger. Holdings is a holding company and has no material assets other than all of the capital stock of Dave & Buster’s, Inc. The application of purchase accounting rules to the financial statements of Holdings resulted in different accounting bases from Dave & Buster’s, Inc. and, hence, different financial information for the periods beginning on or after March 8, 2006. We refer to Holdings and its subsidiaries, including Dave & Buster’s, Inc., following the acquisition, as the successor for purposes of the presentation of the financial information below. We refer to Dave & Buster’s, Inc. prior to being acquired by Holdings as the predecessor for purposes of the presentation of the financial information below. Financial information for the successor and predecessor are separated by a vertical line on the face of the following selected consolidated financial data to identify the different bases of accounting.

In the table below, we provide selected consolidated financial data of Holdings and its predecessor. The statements of operations data and cash flows data for the fiscal year ended January 29, 2006 (predecessor), the 37 days in the period ended March 7, 2006 (predecessor), the 334 days in the period ended February 4, 2007 (successor) and the fiscal year ended February 3, 2008 (successor) and the balance sheet data as of February 4, 2007 and February 3, 2008 (successor) were derived from our audited consolidated financial statements included elsewhere in this prospectus. The statements of operations data and cash flows data for the fiscal years ended February 1, 2004 (predecessor) and January 30, 2005 (predecessor) and the balance sheet data as of February 1, 2004 (predecessor) and January 30, 2005 (predecessor) and January 29, 2006 (predecessor) were derived from our audited consolidated financial statements not included in this prospectus. The statements of operations data and cash flows data for the quarters ended May 6, 2007 and May 4, 2008 and balance sheet data as of May 4, 2008 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, and in the opinion of management, include all normal recurring adjustments necessary to present fairly the data for such periods and as of such date.

	Predecessor				Successor	Combined(1)	Successor
	Fiscal years ended			37-Day period from January 30, 2006 to March 7, 2006	334-Day period from March 8, 2006 to February 4, 2007	Fiscal years ended		Quarters ended
	February 1, 2004	January 30, 2005(2)	January 29, 2006(3)			February 4, 2007	February 3, 2008	May 6, 2007	May 4, 2008

	(in thousands, except share, per share and unit data)
Statements of Operations Data:
Food and beverage revenues	$191,881	$209,689	$253,996	$27,562	$256,616	$284,178	$293,097	$73,824	$74,665
Amusement and other revenues	170,941	180,578	209,456	22,847	203,176	226,023	243,175	61,638	67,798

Total revenues	362,822	390,267	463,452	50,409	459,792	510,201	536,272	135,462	142,463
Cost of food and beverage	48,138	53,890	65,405	7,111	64,549	71,660	72,493	18,314	18,471
Cost of amusements and other	25,928	24,344	28,723	3,268	28,999	32,267	34,252	8,323	8,624

Total cost of products	74,066	78,234	94,128	10,379	93,548	103,927	106,745	26,637	27,095
Operating payroll and benefits	104,232	109,062	130,367	14,113	130,123	144,236	144,920	36,380	36,872
Other store operating expenses	101,780	113,810	144,066	15,323	147,295	162,618	171,627	41,504	43,179
General and administrative expenses	26,537	28,237	33,951	3,829	35,055	38,884	38,999	12,719	8,482
Depreciation and amortization expense	32,741	34,238	42,616	4,328	43,892	48,220	51,898	12,603	12,439
Pre-opening costs	—	1,295	5,325	880	3,470	4,350	1,002	59	282

Total operating costs	339,356	364,876	450,453	48,852	453,383	502,235	515,191	129,902	128,349

Operating income	23,466	25,391	12,999	1,557	6,409	7,966	21,081	5,560	14,114
Interest expense, net	6,926	5,586	6,695	649	27,064	27,713	31,183	7,574	6,146

Income (loss) before provisions for income taxes	16,540	19,805	6,304	908	(20,655)	(19,747)	(10,102)	(2,014)	7,968
Provision (benefit) for income taxes	5,619	6,925	2,016	422	(8,592)	(8,170)	(1,261)	(1,177)	2,958

Net income (loss)	$10,921	$12,880	$4,288	$486	$(12,063)	$(11,577)	$(8,841)	$(837)	$5,010

Net income (loss) per share of common stock:
Basic	*	*	*	*	$(111.59)	*	$(81.79)	$(7.74)	$46.35
Diluted	*	*	*	*	$(111.59)	*	$(81.79)	$(7.74)	$45.35

Weighted average number of shares outstanding:
Basic	*	*	*	*	108,100	*	108,100	108,100	108,100
Diluted	*	*	*	*	108,100	*	108,100	108,100	110,465
*	Not meaningful.

	Predecessor				Successor	Combined(1)	Successor
	Fiscal years ended			37-Day period from January 30, 2006 to March 7, 2006	334-Day period from March 8, 2006 to February 4, 2007	Fiscal years ended		Quarters ended
	February 1, 2004	January 30, 2005(2)	January 29, 2006(3)			February 4, 2007	February 3, 2008	May 6, 2007	May 4, 2008

	(dollars in thousands, except share, per share and unit data)
Balance sheet data (as of end of period):
Cash and cash equivalents	$6,935	$11,387	$7,582			$10,372	$19,046	$8,906	$17,911
Working capital (deficit)(4)	(220)	(7,656)	(37,206)			(31,430)	(30,666)	(18,462)	(20,659)
Property and equipment, net	291,473	331,478	351,883			316,840	296,974	307,612	292,590
Total assets	340,201	401,171	423,062			506,813	496,203	496,663	490,773
Total debt	53,534	88,143	80,175			254,375	243,375	258,125	243,125
Stockholders’ equity	179,784	196,945	205,220			96,705	90,756	96,550	95,798

Statements of cash flow data
Cash provided by (used in):
Operating activities	$43,670	$49,064	$65,423	$10,741	$43,678	$54,419	$50,573	$(2,422)	$7,291
Investing activities	(27,421)	(81,772)	(63,271)	(10,600)	(341,104)	(351,704)	(30,899)	(2,794)	(8,176)
Financing activities	(16,729)	37,160	(5,957)	89	299,986	300,075	(11,000)	3,750	(250)

Other data:
EBITDA(5)	$56,207	$59,629	$55,615	$5,885	$50,301	$56,186	$72,979	$18,163	$26,553
Capital expenditures	24,292	34,234	62,066	10,600	31,943	42,543	31,355	2,912	8,209

Unit Data:
Number of units at end of period(6)	33	43	46	46	48	48	49	48	49
Comparable store sales increase (decrease)(7)	(4.7)%	(0.2)%	1.5%	—	—	4.1%	4.1%	4.3%	3.8%
Unit-level EBITDA(5)	$82,744	$89,161	$94,891	$10,594	$88,826	$99,420	$112,980	$30,941	$35,317
Unit-level EBITDA margin(8)	22.8%	22.8%	20.5%	21.0%	19.3%	19.5%	21.1%	22.8%	24.8%

(1)	The combined results of the successor and the predecessor for the 37 days in the period ended March 7, 2006 and the 334 days in the period ended February 4, 2007 are not necessarily comparable due to the change in basis of accounting resulting from the acquisition of Dave & Buster, Inc. by Holdings and the associated change in capital structure. The presentation of fiscal 2007 results on this combined basis does not comply with U.S. generally accepted accounting principles. However, we believe that this provides useful information to assess the relative performance of our business in all periods presented in the financial statements on an ongoing basis. The captions that are materially impacted by the change in basis of accounting are depreciation and amortization, interest expense, net and provision (benefit) for income taxes. We have disclosed the impact of the change in basis of accounting for these captions in “Management’s discussion and analysis of financial condition and results of operations.”

(2)	On November 1, 2004, we completed the acquisition of nine Jillian’s locations, pursuant to an asset purchase agreement, for cash and the assumption of certain liabilities. The results of the acquired units are included in the consolidated results beginning on the date of acquisition.

(3)	On August 28, 2005, a subsidiary closed an acquired Jillian’s unit. As a result of the closing, we recorded a pre-tax charge of approximately $3.0 million comprised of approximately $2.5 million in non-cash charges for depreciation, amortization and asset impairment charges and approximately $0.5 million related to severance and other costs required to close the unit.

(4)	Defined as total current assets minus total current liabilities.

(5)	EBITDA is defined as net income (loss) plus interest expense, provision for income taxes, and depreciation and amortization, as shown in the table below. We use EBITDA as a tool to evaluate our financial and operating performance because it provides us with a metric excluding the impact of income taxes, our capital structure and significant non-cash expenses such as depreciation and amortization. EBITDA is not defined under U.S. generally accepted accounting principles and does not purport to be an alternative to net income as a measure of operating performance. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly-titled measures of other companies.

Unit-level EBITDA is defined by us as EBITDA plus general and administrative expenses and pre-opening costs, as shown in the table above. We use unit-level EBITDA to measure operating performance and returns from opening new units. Similar to EBITDA, unit-level EBITDA is not defined under U.S. generally accepted accounting principles and does not purport to be an alternative to net income as a measure of operating performance.

We believe that EBITDA is useful to investors and other external users of our financial statements in evaluating our operating performance because EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

We believe that unit-level EBITDA is another useful measure in evaluating our operating performance because it removes the impact of general and administrative expenses, which are not incurred at the unit level, and the costs of opening new units and thereby enables the comparability of the operating performance of our units for the periods presented.

The following table sets forth a reconciliation of net income (loss) to EBITDA and unit-level EBITDA:

	Predecessor				Successor	Combined(a)	Successor
	Fiscal years ended			37-Day period from January 30, 2006 to March 7, 2006(c)	334-Day period from March 8, 2006 to February 4, 2007(c)	Fiscal years ended		Quarters ended
	February 1, 2004	January 30, 2005(b)(c)	January 29, 2006(c)			February 4, 2007(c)	February 3, 2008(c)	May 6, 2007(c)	May 4, 2008(c)
	(in thousands)
Net income (loss)	$10,921	$12,880	$4,288	$486	$(12,063)	$(11,577)	$(8,841)	$(837)	$5,010
Interest expense	6,926	5,586	6,695	649	27,064	27,713	31,183	7,574	6,146
Provision (benefit) for income taxes	5,619	6,925	2,016	422	(8,592)	(8,170)	(1,261)	(1,177)	2,958
Depreciation and amortization	32,741	34,238	42,616	4,328	43,892	48,220	51,898	12,603	12,439

EBITDA(d)	$56,207	$59,629	$55,615	$5,885	$50,301	$56,186	$72,979	$18,163	$26,553

General and administrative expenses	26,537	28,237	33,951	3,829	35,055	38,884	38,999	12,719	8,482
Pre-opening costs	—	1,295	5,325	880	3,470	4,350	1,002	59	282

Unit-level EBITDA(d)	$82,744	$89,161	$94,891	$10,594	$88,826	$99,420	$112,980	$30,941	$35,317

(a)	See footnote (1) above.

(b)	See footnote (2) above.

(c)	The following table summarizes certain cash charges and costs that were included in the periods presented:

	Predecessor				Successor	Combined	Successor
	Fiscal years ended			37-Day period from January 30, 2006 to March 7, 2006	334-Day period from March 8, 2006 to February 4, 2007	Fiscal years ended		Quarters ended
	February 1, 2004	January 30, 2005	January 29, 2006			February 4, 2007	February 3, 2008	May 6, 2007	May 4, 2008
	(in thousands)
Non-recurring Jillian’s costs(i)	$—	$(268)	$2,679	$—	$—	$—	$—	$—	$—
Change-in-control & certain severance costs(ii)	—	—	—	—	2,137	2,137	3,337	3,337	—
Certain transaction costs(iii)	—	—	352	—	1,156	1,156	—	—	—
Management fees(iv)	—	—	—	—	679	679	750	188	188

(i)	Represents a one-time charge related to the integration of acquired Jillian’s units of approximately $2.2 million and severance and other costs required to close an acquired Jillian’s unit of approximately $0.5 million.

(ii)	Represents charges related to the exercise of change in control agreements by former executive officers of Dave & Buster’s, Inc.

(iii)	Represents legal expenses, consulting fees and other transaction expenses related to the acquisition of Dave & Buster’s, Inc. by Holdings.

(iv)	Represents management fees paid to Wellspring.

(d)	The following table summarizes certain non-cash charges that were included in the periods presented:

	Predecessor				Successor	Combined	Successor
	Fiscal years ended			37-Day period from January 30, 2006 to March 7, 2006	334-Day period from March 8, 2006 to February 4, 2007	Fiscal years ended		Quarters ended
	February 1, 2004	January 30, 2005	January 29, 2006			February 4, 2007	February 3, 2008	May 6, 2007	May 4, 2008
	(in thousands)
(Gain)/loss on fixed assets	$(8)	$(62)	$(65)	$—	$12	$12	$1,369	$184	$382
Stock-based compensation expense and amortization of restricted stock awards	297	549	726	61	438	499	1,514	484	295

(6)	The number of units open at February 3, 2008 includes our unit in Tempe, Arizona, which opened on September 17, 2007, and the openings of units in Times Square, New York and Maple Grove, Minnesota in the first and fourth quarters of 2006, respectively.

(7)	We define the comparable store base to include those units open for a full 18 months as of the beginning of each fiscal year. Fiscal 2007 consisted of 52 weeks compared to 53 weeks in fiscal 2006. Percent changes have been calculated based on an equivalent number of weeks in each fiscal year by adding or subtracting, as applicable, one week from the applicable prior period.

(8)	Unit-level EBITDA margin represents unit-level EBITDA divided by total revenues. Unit-level EBITDA margin allows us to evaluate the operating performance of each unit across units of varying size and volume.

Management’s discussion and analysis of

financial condition and results of operations

You should read the following discussion and analysis of our consolidated financial condition and results of operations in conjunction with our historical financial statements and the related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that involve certain risks and uncertainties. Actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth under “Risk factors” and elsewhere in this prospectus.

Our fiscal year ends on the Sunday after the Saturday closest to January 31. All references to fiscal 2007 relate to the 52-week period ending on February 3, 2008. As discussed further below, fiscal 2006 is comprised of the 334-day period ending February 4, 2007 of the successor and the 37-day period ending March 7, 2006 of the predecessor, respectively. All references to fiscal 2006 relate to the combined 53-week period ending on February 4, 2007. All references to fiscal 2005 relate to the 52-week period ending on January 29, 2006. All references to the first quarter of 2008 and 2007 are to the thirteen weeks ended May 4, 2008 and May 6, 2007, respectively.

Overview

We are the leading owner and operator of high-volume entertainment and dining venues in North America. We pioneered the category, which combines the best attributes of the out-of-home entertainment and dining industries, allowing guests to enjoy a variety of entertainment, food and beverage options under one roof. Each of our locations offers interactive entertainment, including skill/sports-oriented redemption games and state-of-the-art video and simulation games, combined with a full menu of high-quality food and beverages. We appeal to a diverse customer base by providing a dynamic and customizable entertainment experience in a high-energy and fun setting. While our guests are primarily a balanced mix of men and women aged 21 to 44, we are also an attractive venue for families with children and teenagers.

As of June 30, 2008, we owned and operated 49 units in 20 states and Canada. Our units are open seven days a week, typically from 11:30 a.m. to midnight on weekdays and 11:30 a.m. to 2:00 a.m. on weekends. Our units average approximately 51,000 square feet in size and range between 29,000 and 66,000 square feet. In the 12-month period ended May 4, 2008, we had total revenues of $543.3 million, earnings before interest, taxes, depreciation and amortization, or EBITDA, of $81.4 million and a net loss of $3.0 million. See “Summary historical and pro forma combined consolidated financial and other data” for a reconciliation of EBITDA to net income. We have generated 12 consecutive quarters of current quarter over prior year quarter comparable store sales growth, which we believe distinguishes our performance from many of our competitors throughout the full-service restaurant and entertainment industries.

We were founded in 1982 by David “Dave” Corriveau and James “Buster” Corley. We opened our first two locations in Dallas, Texas in 1982 and 1988. Since 1989, we expanded our portfolio nationally from two units in the Dallas metropolitan area to 49 units across 20 states and Canada. From 1997 to early 2006, Dave & Buster’s operated as a public company under the leadership of Dave and Buster. Dave & Buster’s was acquired in March 2006 by Dave & Buster’s Holdings, Inc., an affiliate of Wellspring Capital Management, LLC and HBK Investments L.P. Wellspring and HBK control approximately 82% and 18%, respectively, of our outstanding capital stock.

Key measures we use to evaluate our company

We monitor and analyze a number of key performance measures in order to manage our business and evaluate financial and operating performance. These measures include:

•

Total revenues.    Total revenues consist of food and beverage revenues as well as amusement and other revenues. Our revenues are primarily influenced by the number of units in operation and comparable store revenue. Comparable store revenue growth reflects the change in year-over-year revenue for the comparable store base. We define the comparable store base to include those units open for a full 18 months as of the beginning of each fiscal year. Percentage changes in fiscal 2007 and fiscal 2006 have been calculated based on an equivalent number of weeks in both the current and comparison periods. Comparable store sales growth can be generated by an increase in guest traffic counts or by increases in average dollars spent per customer.

•

EBITDA.    EBITDA reflects our net income (loss), before interest expense, provision for income taxes, and depreciation and amortization. We use EBITDA as a tool to evaluate our financial and operating performance because it provides us with a metric excluding the impact of income taxes, our capital structure and significant non-cash expenses such as depreciation and amortization. EBITDA is impacted by changes in unit-level EBITDA in addition to changes in our pre-opening expenses and general and administrative expenses. As we grow our revenues and unit-level EBITDA, we believe we will leverage the fixed cost component of our general and administrative expenses to enhance EBITDA margins and growth.

•

Unit-level EBITDA.    Unit-level EBITDA is defined as EBITDA plus general and administrative expenses and pre-opening costs. We use unit-level EBITDA to measure operating performance and returns from opening new units. Unit-level EBITDA margin, which is calculated as unit-level EBITDA divided by total revenues, allows us to evaluate operating performance of each unit across differences in size and volume among units.

We have historically operated units varying in size from 29,000 to 66,000 square feet and have experienced significant variability among units in volumes, individual unit-level EBITDA and net investment costs. Our new locations typically open with sales volumes in excess of their run-rate levels, which we refer to as a “honeymoon” effect. We expect our new unit volumes and unit-level EBITDA margins to be lower in the second and third full year of operations than in their first full year of operations, and to grow in line with the rest of our comparable store base thereafter.

Recent events affecting our results of operations

Acquisition of Dave and Buster’s by Dave & Buster’s Holdings, Inc.

Following the acquisition of Dave & Buster’s, Inc. in March 2006 by Holdings, Dave & Buster’s, Inc. continued as the same legal entity. The acquisition resulted in a change in ownership of 100% of the outstanding common stock of Dave & Buster’s, Inc., and was accounted for in accordance with SFAS 141, “Business Combinations,” issued by the Financial Accounting Standards Board, or FASB. As a result of the acquisition, the capital structure and basis of accounting for the periods prior to the acquisition, which we sometimes refer to as the “predecessor period,” differ from the capital structure and the basis of accounting for the periods after the acquisition, which we sometimes refer to as the “successor period.” The cost incurred by Holdings in acquiring all of the common stock of Dave & Buster’s has been allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. Therefore, financial data as of dates and for periods prior to March 8, 2006 are not comparable to financial data as of dates and for periods on or after March 8, 2006. As a result of the acquisition, the consolidated statements of operations for the successor period include amortization expense relating to debt issuance costs, interest on debt incurred in connection with the acquisition and management fees that did not exist prior to the acquisition. Furthermore, as a result of purchase accounting, the fair values of our fixed assets on the date of acquisition became their new cost basis. Accordingly, the depreciation of these assets for the successor period is based upon their newly-established cost basis. The allocation of the purchase price to the assets and liabilities as of March 8, 2006 have been recorded based on valuation studies and management estimates of fair value. In connection with the acquisition, we also assessed the fair value of existing lease obligations and established a liability for the excess of our contractual lease obligations over the estimated market value rent for certain leases. Accordingly, rent expense for the successor period includes the amortization of the established liability. The allocation of the purchase price was finalized as of the end of fiscal 2006. Other effects of purchase accounting in the successor period are not considered significant.

Acquisitions and disposals

In August 2005, a subsidiary of ours closed the Jillian’s unit, which we had acquired in 2004, located at the Mall of America in Bloomington, Minnesota, due to continuing operating losses attributable to this unit and the unsuccessful efforts to renegotiate the terms of the related leases. As a result of the closing, we recorded total pre-tax charges of approximately $3.0 million in fiscal 2005, comprised of approximately $2.5 million in non-cash charges for depreciation, amortization and asset impairment charges and approximately $0.5 million related to severance and other costs required to close the unit.

In October 2005, we acquired the general partner interest in a limited partnership which owns a Jillian’s unit in the Discover Mills Mall near Atlanta, Georgia. The limited partner currently earns a preferred return on its remaining invested capital. We currently have a 50.1% interest in the income or losses of the partnership. After deducting the preferred return to the limited partner, our interest in the income or losses of the partnership is not expected to be significant to the results of operations unless the limited partner receives a full return of its invested capital and preferred return, which is not expected to occur in the foreseeable future. We also manage the unit under a management agreement and receive a fee of 4.0% of operating revenues annually. We account for the general partner interest using the equity method due to the substantive participative rights of the limited partner in the operations of the partnership.

In November 2006, we completed the sale and simultaneous leaseback of the land and buildings of three owned facilities located in the states of Florida, Illinois and Ohio. The gross proceeds of $29.6 million approximated the carrying value of the assets. Net proceeds from the transaction were used to pay down $20.0 million of the outstanding balance on our senior credit and revolving credit facilities after a $5.0 million holdback for reinvestment.

Charges in connection with this offering and related transactions

Following this offering, we expect to incur a number of other one-time charges in connection with the transactions contemplated by this prospectus that will adversely affect our results of operations. For example, we currently estimate that we will incur charges aggregating approximately $             million representing the payment of $            of premiums, accrued interest and expenses in connection with the reduction of our aggregate indebtedness by approximately $75.0 million.

Following this offering, we also expect to incur a one-time charge of approximately $             million related to the compensation expense associated with the vesting of the options held by certain of our executives and other employees. We expect this vesting will occur in connection with the consummation of this offering.

Financial definitions

Revenues.    We derive revenues primarily from food, beverage and amusement sales, as well as the special events business. In fiscal 2007, we derived 36.1% of our total revenue from food sales, 18.6% from beverage sales, 43.8% from amusement sales and 1.5% from other sources.

We continually monitor the success of current food and beverage items, the availability of new menu offerings, the menu price structure and our ability to adjust prices where competitively appropriate. With respect to the beverage component, we operate fully-licensed facilities, which means that we offer full beverage service, including alcoholic beverages throughout each unit.

Our units also offer an extensive array of amusements, including state-of-the-art simulators, high-tech video games, traditional pocket billiards and shuffleboard, as well as a variety of redemption games, which dispense coupons that can be redeemed for prizes in the “Winner’s Circle.” Our redemption games include basic games of skill, such as skee-ball and basketball, as well as competitive racing, simulation games and individual electronic games of skill. The prizes in the “Winner’s Circle” range from small-ticket novelty items to high-end electronics, such as flatscreen televisions, MP3 players and game systems. We review the amount of game play on existing amusements in an effort to match amusements availability with guest preferences. We intend to continue to invest in new games as they become available and prove to be attractive to guests. Exclusive of new unit openings, we purchased approximately $6.7 million in new games during fiscal 2007. We currently anticipate spending approximately $8.0 million on new games during fiscal 2008. Our unique venue allows us to provide our customers with value driven food and amusement combination offerings such as our “Eat & Play Combo.” The “Eat & Play Combo,” which replaced the “Power Combo” in the second quarter of fiscal 2007, allows customers to purchase a variety of entrée and game card pairings at various fixed price levels.

Cost of products.    Cost of products includes the cost of food, beverages and the “Winner’s Circle” redemption items. During fiscal 2007, the cost of food products averaged 25.0% of food revenue and the cost of beverage products averaged 24.3% of beverage revenue. The amusement cost of products averaged 12.7% of amusement revenues. The cost of products is driven by product mix and pricing movements from third-party suppliers. We continually strive to gain efficiencies in both the acquisition and use of products while maintaining high standards of product quality.

Operating payroll and benefits.    Operating payroll and benefits consist of wages, employer taxes and benefits for store personnel. We continually review the opportunity for efficiencies principally through scheduling refinements.

Other store operating expenses.    Other store operating expenses consist of unit-related occupancy, unit expenses, utilities, repair and maintenance and marketing costs.

General and administrative expenses.    General and administrative expenses consist primarily of personnel, facilities and professional expenses for the various departments of our corporate headquarters.

Depreciation and amortization expenses.    Depreciation and amortization expenses include the depreciation of fixed assets, including games, and the amortization of trademarks with finite lives.

Pre-opening costs.    Pre-opening costs include costs associated with the opening and organizing of new units or conversion of existing units, including the cost of feasibility studies, staff training and recruiting, and travel costs for employees engaged in such pre-opening activities. All pre-opening costs are expensed as incurred.

Interest expense, net.    Interest expense includes the cost of our debt obligations, including the amortization of loan fees and any interest income earned. Interest expense also includes adjustments recorded to mark the interest rate swap agreements to their fair value. Following the closing of this offering, interest expense will result primarily from borrowings under our senior credit facility and/or our 11 1 /4% senior notes.

Results of operations

The following table sets forth selected data as a percentage of total revenues (unless otherwise noted) for the periods indicated.

We have prepared our discussion of the results of operations for the fiscal year ended February 3, 2008 by comparing the results of operations to the combined earnings and cash flows for the predecessor 37-day period ended March 7, 2006 and the successor 334-day period ended February 4, 2007. The presentation of fiscal 2007 results on this combined basis does not comply with U.S. generally accepted accounting principles and these periods are not necessarily comparable due to the change in basis of accounting resulting from the acquisition of Dave & Buster’s, Inc. by Holdings and the associated change in capital structure. However, we believe that this provides useful information to assess the relative performance of the businesses in all periods presented in the financial statements on an ongoing basis. The captions that are materially impacted by the change in basis of accounting are depreciation and amortization, interest expense, net and provision (benefit) for income taxes. The combined operating results have not been prepared on a pro forma basis under applicable regulations and may not reflect the actual results we would have achieved absent the acquisition of Dave & Buster’s, Inc. by Holdings and may not be predictive of future results of operations.

	Predecessor		Successor	Combined	Successor
	Fiscal year ended January 29, 2006	37-Day period from January 30, 2006 to March 7, 2006	334-Day period from March 8, 2006 to February 4, 2007	Fiscal year ended February 4, 2007	Fiscal year ended February 3, 2008	Quarter ended May 6, 2007	Quarter ended May 4, 2008

						(unaudited)

Statements of Operations Data:
Food and beverage revenues	54.8%	54.7%	55.8%	55.7%	54.7%	54.5%	52.4%
Amusement and other revenues	45.2	45.3	44.2	44.3	45.3	45.5	47.6

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of food and beverage (as a percentage of food and beverage revenues)	25.8	25.8	25.2	25.2	24.7	24.8	24.7
Cost of amusements and other (as a percentage of amusement and other revenues)	13.7	14.3	14.3	14.3	14.1	13.5	12.7
Total cost of products	20.3	20.6	20.4	20.4	19.9	19.7	19.0
Operating payroll and benefits	28.2	28.0	28.3	28.3	27.0	26.9	25.9
Other store operating expenses	31.1	30.4	32.0	31.9	32.0	30.6	30.3
General and administrative expenses	7.3	7.6	7.6	7.6	7.3	9.4	6.0
Depreciation and amortization expense	9.2	8.6	9.5	9.4	9.7	9.3	8.7
Pre-opening costs	1.1	1.7	0.8	0.8	0.2	—	0.2

Total operating costs	97.2	96.9	98.6	98.4	96.1	95.9	90.1

Operating income	2.8	3.1	1.4	1.6	3.9	4.1	9.9
Interest expense, net	1.4	1.3	5.9	5.4	5.8	5.6	4.3

Income (loss) before provisions for income taxes	1.4	1.8	(4.5)	(3.8)	(1.9)	(1.5)	5.6
Provision (benefit) for income taxes	0.4	0.8	(1.9)	(1.5)	(0.2)	(0.9)	2.1

Net income (loss)	1.0%	1.0%	(2.6)%	(2.3)%	(1.7)%	(0.6)%	3.5%

Other Data
EBITDA margin	12.0%	11.7%	10.9%	11.0%	13.6%	13.4%	18.6%
Unit-level EBITDA margin	20.5%	21.0%	19.3%	19.5%	21.1%	22.8%	24.8%

Quarter ended May 4, 2008 (first quarter fiscal 2008—13 weeks) compared to the quarter ended May 6, 2007 (first quarter fiscal 2007—13 weeks)

Revenues

Total revenues during the first quarter of fiscal 2008 increased by $7.0 million, or 5.2%, from $135.5 million in the first quarter of fiscal 2007 to $142.5 million in the first quarter of fiscal 2008.

The increased revenues were derived from the following sources (in thousands):

Comparable stores	$ 4,993
Non comparable stores	2,828
Other	(820)

Total	$ 7,001

Comparable stores revenue increased by $5.0 million, or 3.8%, for the first quarter of fiscal 2008 compared to the first quarter of fiscal 2007. Comparable special events revenues accounted for 12.3% of consolidated comparable stores revenue for the first quarter of fiscal 2008 compared to 12.9% in the first quarter of fiscal 2007.

Our revenues during the first quarter of fiscal 2008 were favorably impacted by increased advertising on cable television in all of our markets and spot radio support in selected markets. Food sales at comparable stores increased by $0.1 million, or 0.2%, from $47.4 million in the first quarter of fiscal 2007 to $47.5 million in the first quarter of fiscal 2008. Beverage sales at comparable stores decreased by 3.2% over the first quarter 2007. Comparable store amusements revenue in the first quarter of fiscal 2008 increased by $5.8 million, or 9.8%, from $59.0 million in the first quarter of fiscal 2007 to $64.8 million in the first quarter of fiscal 2008. Amusement revenue continued to reflect the positive impact of increased points of sale available through the installation of sales kiosks throughout the system and an expansion of available predenominated Power Card alternatives.

Our revenue mix was 52.4% for food and beverage and 47.6% for amusements and other for the first quarter of fiscal 2008. This compares to 54.5% and 45.5%, respectively, for the first quarter of fiscal 2007.

Cost of products

Cost of food and beverage revenues increased from $18.3 million in the first quarter of fiscal 2007 to $18.5 million in the first quarter of fiscal 2008. Cost of food and beverage products, as a percentage of food and beverage revenues, decreased by 10 basis points to 24.7% of revenue for the first quarter of fiscal 2008 compared to 24.8% of revenue for the first quarter of fiscal 2007. This decrease was achieved through improved menu modifications to emphasize items with lower costs and by focusing on operational controls and other efficiency measures.

Costs of amusements and other revenues increased from $8.3 million in the first quarter of fiscal 2007 to $8.6 million in the first quarter of fiscal 2008. The cost of amusement and other, as a percentage of amusement and other revenues, decreased as a percentage of revenues by 80 basis points to 12.7% in the first quarter of fiscal 2008 compared to 13.5% of revenues in the first quarter of fiscal 2007. This decrease was achieved through reduced redemption costs.

Operating payroll and benefits

Operating payroll and benefits increased by $0.5 million, or 1.4%, from $36.4 million in the first quarter of fiscal 2007 to $36.9 million in the first quarter of fiscal 2008. Operating payroll and benefits as a percentage of revenues decreased by 100 basis points to 25.9% in the first quarter of fiscal 2008 compared to 26.9% in the first quarter of fiscal 2007. This decrease was primarily driven by improved sales performance and initiatives designed to reduce labor costs as well as lower management and hourly employee turnover at our units.

Other store operating expenses

Other store operating expenses increased by $1.7 million, or 4.0%, from $41.5 million in the first quarter of fiscal 2007 to $43.2 million in the first quarter of fiscal 2008. Other store operating expenses as a percentage of revenues decreased 30 basis points from 30.6% in the first quarter of fiscal 2007 to 30.3% in the first quarter of fiscal 2008. This decrease was primarily driven by improved sales performance.

General and administrative expenses

General and administrative expenses decreased by $4.2 million, or 33.3%, from $12.7 million in the first quarter of fiscal 2007 to $8.5 million in the first quarter of fiscal 2008. General and administrative expenses as a percentage of revenues decreased by 340 basis points from 9.4% in the first quarter of fiscal 2007 to 6.0% in the first quarter of fiscal 2008, primarily due to the absence of severance costs associated with the departure of certain executives during the first quarter of 2007.

We recorded stock-based compensation expense of $0.3 million and $0.5 million in the first quarter of fiscal 2008 and 2007, respectively. The remaining unamortized stock-based compensation expense based on the grant date fair values of the options is $2.7 million and will be amortized over a weighted average term of 1.5 years. In connection with the accelerated vesting of unvested options upon the consummation of the offering, any remaining unamortized stock-based compensation will be accelerated. In addition, assumptions made regarding forfeitures in determining the remaining unamortized stock-based compensation will be re-evaluated to determine the additional stock-based compensation expense required for any changes in the underlying assumptions which is currently estimated to be $                 based on the midpoint of the range set forth on the cover of this prospectus.

Depreciation and amortization expense

Depreciation and amortization expense slightly decreased by $0.2 million, or 1.3%, from $12.6 million in the first quarter of fiscal 2007 to $12.4 million in the first quarter of fiscal 2008. Depreciation and amortization expense decreased primarily due to certain fixed assets reaching the end of their depreciable life offset by depreciation expense on new assets added subsequent to the first quarter of fiscal 2007.

Pre-opening costs

Pre-opening costs increased from $59,000 in the first quarter of fiscal 2007 to $282,000 in the first quarter of fiscal 2008. Pre-opening costs as a percentage of revenues increased from 0.0% in the first quarter of fiscal 2007 to 0.2% in the same period in fiscal 2008. The increase in pre-opening costs is primarily attributable to new unit openings expected later in fiscal 2008.

Interest expense

Interest expense decreased by $1.4 million from $7.6 million in the first quarter of fiscal 2007 to $6.2 million in the first quarter of fiscal 2008. The decrease in interest expense is primarily attributed to adjustments recorded in the first quarter of fiscal 2007 to mark the interest rate swap agreements to their fair value.

Provision for income taxes

Provision for income taxes consisted of an income tax provision of $3.0 million in the first quarter of fiscal 2008 and a tax benefit of $1.2 million in the first quarter of fiscal 2007. Our effective tax rate differs from the statutory rate due to the deduction for FICA tip credits, state income taxes and the impact of certain expenses that are not deductible for income tax purposes.

In the first quarter of fiscal 2008, we recorded a $571,000 valuation allowance against our deferred tax assets. The valuation allowance was established in accordance with SFAS 109, “Accounting for Income Taxes.” As a result of our experiencing cumulative losses before income taxes for the three-year period ending May 4, 2008, we could not conclude that it is more likely than not that our deferred tax asset will be fully realized. The ultimate realization of our deferred tax assets is dependent on the generation of future taxable income during periods in which temporary differences become deductible.

On February 5, 2007, we adopted the provisions of FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 limits the recognition of income tax benefits to those items that meet the “more likely than not” threshold on the effective date. As of May 4, 2008, we had approximately $2.8 million of unrecognized tax benefits, including approximately $718,000 of penalties and interest. During the quarter ended May 4, 2008, we increased our unrecognized tax benefit by $47,000. This increase resulted primarily from an increase in interest from uncertain tax positions taken in prior years. We do not currently anticipate any additional material changes in fiscal 2008. Future recognition of potential interest or penalties, if any, will be recorded as a component of income tax expense. The entire balance of unrecognized tax benefits, if recognized, would affect the effective tax rate.

We file income tax returns which are periodically audited by various federal, state and foreign jurisdictions. We are generally no longer subject to federal, state or foreign income tax examinations for years prior to 2003.

Fiscal year ended February 3, 2008 (fiscal 2007—52 weeks) compared to fiscal year ended February 4, 2007 (fiscal 2006—53 weeks)

Revenues

Fiscal 2007 consisted of 52 weeks compared to 53 weeks in fiscal 2006. Such a 53-week fiscal year occurs every six years in the accounting cycle for many retailers. For comparative purposes, we have described the changes in fiscal 2007 operating results compared to a 52-week period for fiscal 2006 by subtracting the 53rd week of revenues in fiscal 2006. The presentation of fiscal 2006 revenue for a 52-week period does not comply with U.S. generally accepted accounting principles. However, we believe this provides useful information to assess the comparative performance of our business.

Total revenues during fiscal 2007 increased by $26.1 million, or 5.1%, from $510.2 million in fiscal 2006 to $536.3 million in fiscal 2007. The additional week in fiscal 2006 contributed revenue of approximately $8.6 million. The following table describes the increase in revenues from fiscal 2006 to fiscal 2007 and reconciles the fiscal 2006 revenues to the estimated fiscal 2006 revenues on a comparable 52-week basis:

	Comparable store operations	Non-comparable store operations	Total

	(in thousands)
Fiscal 2007 Revenues	$489,013	$47,259	$536,272

Fiscal 2006 Revenues—53-Week Basis	478,083	32,118	510,201
Revenues attributed to 53rd Week in 2006	8,215	393	8,608

Fiscal 2006 Revenues—52-Week Basis	$469,868	$31,725	$501,593

Increase in Revenues—52-Week Basis
Dollars	$19,145	$15,534	$34,679
Percent	4.1%	49.0%	6.9%

Comparable store sales in fiscal 2007 increased by approximately $19.1 million, or 4.1%, over comparable store sales in fiscal 2006 based on a 52-week fiscal year. Comparable special events revenues accounted for 16.5% of consolidated comparable store revenues in fiscal 2007 compared to 16.7% in fiscal 2006 based on a 52-week fiscal year.

Food revenues at comparable stores increased by $4.3 million, or 2.5%, from $171.7 million in fiscal 2006 based on a 52-week fiscal year to $176.0 million in fiscal 2007. Our fiscal 2007 revenues were supported by 32 weeks of advertising on cable television in all of the markets and supplemental spot radio advertising in selected markets compared to 19 weeks in fiscal 2006. The increase in food sales resulted in part by the continued success of the “Eat & Play Combo” promotion. Beverage sales at comparable stores increased by $1.8 million, or 2.0%, from $88.4 million in fiscal 2006 based on a 52-week fiscal year to $90.2 million in fiscal 2007 as we experienced continued positive results of promotional activity around the beverage component of our business. Comparable store amusements and other revenues in fiscal 2007 increased by $13.1 million, or 6.2%, from $209.7 million in fiscal 2006 based on a 52-week fiscal year to $222.8 million in fiscal 2007, driven primarily by the amusement component of our business. Amusement revenue reflected the positive impact of increased points of sale available through the installation of over 200 sales kiosks throughout our units and an expansion of available predenominated Power Card alternatives.

Our revenue mix was 54.7% for food and beverage and 45.3% for amusements and other for fiscal 2007. This compares to 55.7% and 44.3% for fiscal 2006.

Cost of products

Cost of food and beverage revenues increased $833,000, or 1.2%, from $71.7 million in fiscal 2006 to $72.5 million in fiscal 2007. Cost of food and beverage products, as a percentage of food and beverage revenues, decreased by 50 basis points to 24.7% in fiscal 2007 compared to 25.2% in fiscal 2006. This decrease was achieved through improved menu modifications to emphasize items with lower costs and by focusing on operational controls and other efficiency measures.

Costs of amusements and other revenues increased $2.0 million, or 6.2%, from $32.3 million in fiscal 2006 to $34.3 million in fiscal 2007. The cost of amusement and other, as a percentage of amusement and other revenues, decreased by 20 basis points to 14.1% in fiscal 2007 compared to

14.3% in fiscal 2006. This decrease was achieved through reduced freight costs partially offset by increased costs associated with amusement ticket redemptions primarily due to the success of the “Eat & Play Combo” promotion.

Operating payroll and benefits

Operating payroll and benefits increased by $684,000, or 0.5%, from $144.2 million in fiscal 2006 to $144.9 million in fiscal 2007. Operating payroll and benefits as a percentage of revenues decreased by 130 basis points, from 28.3% in fiscal 2006 to 27.0% in fiscal 2007. This decrease was primarily driven by improved sales performance and initiatives designed to reduce labor costs as well as lower management and hourly employee turnover at our units.

Other store operating expenses

Other store operating expenses increased by $9.0 million, or 5.5%, from $162.6 million in fiscal 2006 to $171.6 million in fiscal 2007. Other store operating expenses as a percentage of revenues increased 10 basis points from 31.9% in fiscal 2006 to 32.0% in fiscal 2007. The additional operating expenses resulted primarily from the increase in spending for marketing in fiscal 2007 over the comparable 2006 period.

General and administrative expenses

General and administrative expenses increased by $115,000 from $38.9 million in fiscal 2006 to $39.0 million in fiscal 2007. General and administrative expenses as a percentage of revenues decreased from 7.6% in fiscal 2006 to 7.3% in fiscal 2007. Increases in compensation-related expenses associated with the departure of a former executive officer, Mr. David O. Corriveau, and stock-based compensation expenses were substantially offset by cost reductions in other corporate areas. The primary contributors to the reductions in general and administrative expenses included lower travel, entertainment, hiring and training costs stemming principally from cost control initiatives introduced during the year.

Depreciation and amortization expense

Depreciation and amortization expense increased by $3.7 million, or 7.6%, from $48.2 million in fiscal 2006 to $51.9 million in 2007. Depreciation and amortization expense increased primarily due to unit openings in 2007 and 2006.

Pre-opening costs

Pre-opening costs decreased by $3.4 million, or 77.0%, from $4.4 million in fiscal 2006 to $1.0 million in fiscal 2007. Pre-opening costs as a percentage of revenues decreased from 0.8% in fiscal 2006 to 0.2% in fiscal 2007. The decrease in pre-opening costs was primarily attributable to the openings of the Times Square and Maple Grove locations in the first and fourth quarters of fiscal 2006 compared to the opening of the Tempe location in the third quarter of fiscal 2007.

Interest expense

Interest expense increased by $3.5 million from $27.7 million in fiscal 2006 to $31.2 million in fiscal 2007. The increase in interest expense is primarily attributed to interest expense recorded in the first quarter of fiscal 2007 to mark the interest rate swap arrangements to their fair value.

Provision for income taxes

In fiscal 2007, we recorded a $3.4 million valuation allowance against our deferred tax assets. The valuation allowance was established in accordance with SFAS 109, “Accounting for Income Taxes.” As a result of our experiencing cumulative losses before income taxes for the three-year period ending February 3, 2008, we could not conclude that it is more likely than not that our deferred tax asset will be fully realized. The ultimate realization of our deferred tax assets is dependent on the generation of future taxable income during periods in which temporary differences become deductible.

Provision for income taxes consisted of an income tax benefit of $1.3 million in fiscal 2007 and $8.2 million in fiscal 2006. Our effective tax rate also differs from the statutory rate due to the deduction for FICA tip credits, state income taxes and the impact of certain expenses that are not deductible for income tax purposes.

Fiscal year ended February 4, 2007 (fiscal 2006—53 weeks) compared to fiscal year ended January 29, 2006 (fiscal 2005—52 weeks)

Revenues

Total revenues in fiscal 2006 increased by $46.7 million, or 10.1%, from $463.5 million in fiscal 2005 to $510.2 million in fiscal 2006. As noted, fiscal 2006 included an extra week, creating a 53-week fiscal year that occurs every six years in the accounting cycle for many retailers. The first week in fiscal 2006 accounted for $8.6 million of revenues. The revenue growth provided by the additional week of sales in fiscal 2006 was partially offset by a $2.4 million non-cash reduction in revenue related to the deferral of amusement revenue during the 334-day period from the Merger date to February 4, 2007. The revenue deferral represents our estimate of the amount of amusement and other revenues during fiscal 2006 that would be fulfilled by customer game play in subsequent periods, and had no impact on our business or cash flow. However, the deferral of this revenue reduced our GAAP amusement revenue during fiscal 2006. Consequently, on a comparable 53-week basis, excluding the impact of the revenue deferral described above, total revenues in fiscal 2006 increased by $40.5 million, or 8.6%, over fiscal 2005.

We have estimated that the increases in revenues were derived from the following sources:

	Comparable store operations	Non comparable store operations	Total

	(in thousands)
Fiscal 2006 Revenues—53-Week Basis	$389,841	$120,360	$510,201
Deferral of Amusement Revenue	1,834	533	2,367

Fiscal 2006 Revenues—53-Week Basis Excluding Deferral of Amusement Revenue	$391,675	$120,893	$512,568

Fiscal 2005 Revenues—52-Week Basis	369,537	93,915	$463,452
Revenue Attributable to Additional Week in Fiscal Period	6,633	1,975	8,608

Fiscal 2005 Revenues—53-Week Basis	$376,170	$95,890	$472,060

Increase in Revenues—53-Week Basis Excluding Deferral of Amusement Revenue
Dollars	$15,505	$25,003	$40,508
Percent	4.1%	26.1%	8.6%

Comparable store sales, excluding the impact of the revenue deferral described above, increased by approximately 4.1% in fiscal 2006 compared to a 53-week fiscal 2005. Comparable special events revenues accounted for 17.3% of consolidated comparable store revenue for fiscal 2006 compared to 17.2% in fiscal 2005.

Food revenues at comparable stores increased by $7.2 million, or 5.2%, from $138.7 million in fiscal 2005 based on a 53-week fiscal year to $145.9 million in fiscal 2006. Our revenues were supported by 19 weeks of advertising on cable television in all of the markets and supplemental spot radio advertising in selected markets. Our marketing efforts in fiscal 2006 focused on national cable and spot radio, which has proven more effective than the radio and print advertising used in 2005. The increase in food sales was also accomplished by the continued success of the “Power Combo” promotion, which provides guests with a value offering that includes selected entrees and a game card at a fixed price. Beverage revenues at comparable stores increased by $3.4 million, or 4.8%, from $70.7 million in fiscal 2005 based on a 53-week fiscal year to $74.1 million in fiscal 2006 as we experienced continued positive results of promotional activity around the beverage component of our business. Comparable store amusement and other revenues, excluding the impact of the revenue deferral described above, increased by $4.9 million, or 2.9%, from $166.8 million in fiscal 2005 based on a 53-week fiscal year to $171.7 million in fiscal 2006.

Our revenue mix was 55.7% for food and beverage and 44.3% for amusements and other in fiscal 2006. This compares to 54.8% and 45.2% in fiscal 2005. The deferral of amusement revenue described above during the 2006 successor operating period exaggerated the changes in our sales mix. Our revenue mix, excluding the impact of the revenue deferral described above, was 55.4% food and beverage and 44.6% amusements and other. The shift in the revenue mix was operationally influenced by the success of two promotional efforts launched in the middle of the second quarter of 2005, the “Power Combo” promotion and the “Super Charge” promotion. As described above, the “Power Combo” promotion provides guests with a value offering that includes selected entrees and a game card at a fixed price. The “Super Charge” promotion allows guests to increase purchased game play on certain Power Cards by 25% for a discounted amount.

Cost of products

Cost of food and beverage revenues increased $6.3 million, or 9.6%, from $65.4 million in fiscal 2005 to $71.7 million in fiscal 2006. Cost of food and beverage products, as a percentage of food and beverage revenues, decreased by 60 basis points from 25.8% in fiscal 2005 compared to 25.2% in fiscal 2006. Decreases in dairy, meat, grocery, liquor and wine costs were partially offset by slight increases in the cost of beer compared to fiscal 2005.

Costs of amusements and other revenues increased $3.5 million, or 12.3%, from $28.7 million in fiscal 2005 to $32.3 million in fiscal 2006. Costs of amusements and other, as a percentage of amusements and other revenues, increased 60 basis points to 14.3% for fiscal 2006 compared to 13.7% for fiscal 2005. This increase was primarily a result of the revenue mix changes described above and increased freight charges.

Operating payroll and benefits

Operating payroll and benefits increased by $13.9 million, or 10.6%, from $130.4 million in fiscal 2005 to $144.2 million in fiscal 2006. Operating payroll and benefits as a percentage of revenues increased slightly from 28.2% in fiscal 2005 to 28.3% in fiscal 2006.

Other store operating expenses

Other store operating expenses increased by $18.5 million, or 12.9%, from $144.1 million in fiscal 2005 to $162.6 million in fiscal 2006. Other store operating expenses as a percentage of revenues increased from 31.1% in fiscal 2005 to 31.9% in fiscal 2006. The increase in other store operating expenses was primarily due to an increase in volume, and was also impacted by a $3.1 million non-cash charge, attributable to a change in the estimate related to liabilities for general liability and workers compensation claims. Our revised estimates were derived from an actuarial study completed in the fourth quarter of fiscal 2006. The additional expense recorded as a result of the change in estimate is primarily attributable to open policy years prior to fiscal 2006. We do not believe that the adjustments recorded in the fourth quarter of fiscal 2006 reflect a material difference in the historic trends of our business nor do they adversely affect our business outlook.

General and administrative expenses

General and administrative expenses increased by $4.9 million, or 14.5%, from $34.0 million in fiscal 2005 to $38.9 million in fiscal 2006. General and administrative expenses as a percentage of revenues increased from 7.3% in fiscal 2005 to 7.6% in fiscal 2006. Reductions in costs incurred for audit services were offset by expenses associated with the acquisition of Dave & Buster’s, Inc. by Holdings, including employment agreement costs triggered by the acquisition, litigation expenses and provision for estimated incentive compensation programs.

Depreciation and amortization expense

Depreciation and amortization expense increased by $5.6 million, or 13.2%, from $42.6 million in fiscal 2005 to $48.2 million in fiscal 2006. This was primarily due to 53 weeks of depreciation in fiscal 2006 compared to 52 weeks in fiscal 2005, new unit openings in fiscal 2006 and fiscal 2005 and the conversion of six of the Jillian’s locations acquired in fiscal 2004 to the Dave & Buster’s Grand Sports Café brand in fiscal 2006 and fiscal 2005. Depreciation and amortization expense in fiscal 2005 also included a $2.5 million charge in the second quarter of fiscal 2005 related to the closing of the Jillian’s entertainment unit located at the Mall of America in Bloomington, Minnesota. The $2.5 million charge consisted of additional depreciation, amortization and impairment of the assets which were abandoned and whose carrying value was not recoverable.

Pre-opening costs

Pre-opening costs decreased by $975,000, or 18.3%, from $5.3 million in fiscal 2005 to $4.4 million in fiscal 2006. Pre-opening costs as a percentage of revenues decreased from 1.1% in fiscal 2005 to 0.8% in fiscal 2006. The decrease in pre-opening costs as primarily attributable to the opening of the Times Square and Maple Grove locations in the first and fourth quarters of fiscal 2006, respectively, compared to the opening of the Omaha, Buffalo and Kansas City locations in the second, third and fourth quarters of fiscal 2005, respectively. Pre-opening costs were also impacted in the first quarter of fiscal 2006 due to the conversion of one of the Jillian’s locations to the Dave & Buster’s Grand Sports Café brand. We converted five of the Jillian’s units in the third and fourth quarters of fiscal 2005.

Interest expense, net

Interest expense increased by $21.0 million from $6.7 million in fiscal 2005 to $27.7 million in fiscal 2006. The increase in interest expense resulted from borrowings of $79.4 million under the senior credit facility and the private placement of $175.0 million aggregate principal amount of 11 1/4% senior notes that were issued in connection with the acquisition of Dave & Buster’s, Inc. by Holdings.

Provision (benefit) for income taxes

Provision for income taxes consisted of income tax expense of $2.0 million in fiscal 2005 and an income tax benefit of $8.2 million in fiscal 2006. Our effective tax rate differs from the statutory rate due to the deduction for FICA tip credits, state income taxes and the impact of certain expenses that are not deductible for income tax purposes.

Quarterly results of operations and seasonality

The following table sets forth certain unaudited financial and operating data in each fiscal quarter during fiscal 2006 and fiscal 2007, and the first quarter of fiscal 2008. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair presentation of the information shown. This information should be read in conjunction with the audited consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	Fiscal 2006				Fiscal 2007				Fiscal 2008
	April 30, 2006	July 30, 2006	October 29, 2006	February 4, 2007	May 6, 2007	August 5, 2007	November 4, 2007	February 3, 2008	May 4, 2008

	(in millions, except units and percentage data)
Food and beverage revenues	$ 69.0	$ 67.4	$ 64.7	$ 83.1	$ 73.8	$ 70.4	$ 67.1	$ 81.8	$ 74.7
Amusement and other revenues	57.8	55.8	51.5	60.9	61.7	61.3	56.6	63.6	67.8

Total revenues	126.8	123.2	116.2	144.0	135.5	131.7	123.7	145.4	142.5
Cost of food and beverage	17.9	17.4	16.8	19.6	18.3	17.5	17.0	19.7	18.5
Cost of amusements and other	8.0	8.2	7.4	8.7	8.3	8.8	8.0	9.2	8.6

Total costs of products	25.9	25.6	24.2	28.3	26.6	26.3	25.0	28.9	27.1
Operating payroll and benefits	35.9	35.0	34.2	39.1	36.4	35.2	35.3	38.0	36.9
Other store operating expenses	38.6	40.0	38.1	45.9	41.5	43.5	43.4	43.2	43.2
General and administrative expenses	9.6	9.7	8.4	11.2	12.7	8.8	8.7	8.8	8.5
Depreciation and amortization expense	11.0	11.5	12.0	13.7	12.6	12.8	13.0	13.5	12.4
Pre-opening costs	2.3	0.8	0.8	0.4	—	0.3	0.7	—	0.3

Total operating costs	123.3	122.6	117.7	138.6	129.8	126.9	126.1	132.4	128.4

Operating income	3.5	0.6	(1.5)	5.4	5.7	4.8	(2.4)	13.0	14.1
Interest expense, net	5.9	6.5	7.2	8.1	7.6	6.4	7.6	9.6	6.1

Income before taxes	(2.4)	(5.9)	(8.7)	(2.7)	(1.9)	(1.6)	(10.0)	3.4	8.0
Income taxes	(0.9)	(2.0)	(3.5)	(1.8)	(1.1)	(0.9)	1.3	(0.6)	3.0

Net income (loss)	$ (1.5)	$ (3.9)	$ (5.2)	$ (0.9)	$ (0.8)	$ (0.7)	$ (11.3)	$ 4.0	$ 5.0

Units	47	47	47	48	48	48	49	49	49
Quarterly total revenues as a percentage of annual total revenues	24.9%	24.1%	22.8%	28.2%	25.3%	24.6%	23.1%	27.1%	n/a
Comparable store sales increase	5.9%	5.6%	4.3%	1.3%	4.3%	3.6%	4.5%	4.0%	3.8%

Our operating results fluctuate significantly from quarter to quarter as a result of seasonal factors. Historically, revenues have been substantially higher in the fourth quarter driven in part by the increased number of holiday parties held during that time of year. Our revenues and profitability have been lower during the third quarter with the first and second quarter being somewhat similar in results, and we expect these trends to continue in the future. We expect seasonality will continue to be a factor in our results of operations. As a result, factors affecting peak seasons could have a disproportionate effect on our results. For example, the number of days between Thanksgiving and New Year’s Day and the days of the week on which Christmas and New Year’s Eve fall affect the volume of business we generate during the December holiday season and can affect our results for the full fiscal year. In 2008, Thanksgiving falls on November 27 resulting in a shorter holiday shopping season than many other years. In addition, adverse weather during the December holiday season can have a significant impact on our fourth quarter, and therefore our results for the full fiscal year.

In addition, our operating results may also fluctuate significantly because of non-seasonal factors. The timing of new unit openings in particular may result in significant fluctuations in quarterly performance. We typically incur most pre-opening costs for a new unit within the two months immediately preceding, and the month of, the unit’s opening. In addition, the labor and operating costs for a newly opened unit during the first three to six months of operation, including pre-opening costs, are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of revenues. See “Risk Factors—Our quarterly results of operations are subject to fluctuations due to the seasonality of our business and the timing of new openings and other events.”

Liquidity and capital resources

To date, we have financed our activities through cash flow from operations, our 11 1/4% senior notes and borrowings under our senior credit facility. As of May 4, 2008, we had cash and cash equivalents of $17.9 million, a working capital deficit of $20.7 million and outstanding debt obligations of $243.1 million. We also had $48.3 million in borrowing availability under our senior credit facility.

We intend to use the net proceeds to us from this offering to reduce our aggregate indebtedness by approximately $75.0 million and to pay $              of premiums, accrued interest and expenses in connection with the reduction of our existing indebtedness.

Based on our current business plan, we believe that the net proceeds from this offering, together with our existing cash balances, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the foreseeable future. If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. In addition, we may seek to sell additional equity or arrange debt financing to give us financial flexibility to pursue attractive opportunities that may arise in the future.

Historical indebtedness

Senior credit facility.    In connection with the acquisition of Dave & Buster’s, Inc. by Holdings, we entered into a senior credit facility providing for a $100.0 million term loan facility with a maturity date of March 8, 2013 and providing for a $60.0 million revolving credit facility with a maturity date of March 8, 2011. The $60.0 million revolving credit facility includes (i) a $20.0 million letter of credit sub-facility, (ii) a $5.0 million swingline sub-facility and (iii) a sub-facility available to the Canadian subsidiary in the Canadian dollar equivalent to U.S. $5.0 million. The revolving credit facility is available to provide financing for working capital and general corporate purposes. As of May 4, 2008, we had no borrowings under the revolving credit facility, $68.1 million of borrowings under the term loan facility and $11.7 million in letters of credit outstanding.

Our senior credit facility is secured by all of our assets and is unconditionally guaranteed by Holdings. Borrowings on our senior credit facility bear interest, at our option, based upon either a base rate (or, in the case of the Canadian revolving credit facility, a Canadian prime rate) or a Eurodollar rate (or, in the case of the Canadian revolving credit facility, a Canadian cost of funds rate) for one-, two-, three- or six-month (or, in the case of the Canadian revolving credit facility, 30-, 60-, 90- or 180-day) interest periods chosen by us, in each case, plus an applicable margin percentage. Swingline loans bear interest at the base rate plus the applicable margin. Effective June 30, 2006, we entered into two interest rate swap agreements that expire in 2011, to change a substantial portion of the variable rate debt to fixed rate debt. Pursuant to the swap agreements, the interest rate on notional amounts of $75.5 million is fixed at 5.31% plus applicable margin. The weighted average rate of interest on the senior credit facility was 7.56% at May 4, 2008.

Interest rates on borrowings under our senior credit facility vary based on the movement of prescribed indexes and applicable margin percentages. On the last day of each calendar quarter, we are required to pay a commitment fee of 0.5% on any unused commitments under the revolving credit facilities or the term loan facility. Our senior credit facility requires scheduled quarterly payments of principal on the term loans at the end of each of the fiscal quarters in aggregate annual amounts equal to 1.0% of the original aggregate principal amount of the term loan with the balance payable ratably over the final four quarters.

Senior notes.    In connection with the acquisition of Dave & Buster’s, Inc. by Holdings, on March 8, 2006, we closed a placement of $175.0 million aggregate principal amount of 11 1/4% senior notes. On September 22, 2006, we completed an exchange with the holders of the senior notes pursuant to which the existing notes sold in March 2006 pursuant to Rule 144A and Regulation S of the Securities Act, were exchanged for an equal amount of newly issued senior notes, which have been registered under the Securities Act. The notes are general unsecured, unsubordinated obligations of ours and mature on March 15, 2014. Interest on the notes compounds semi-annually and accrues at the rate of 11 1/4% per annum. On or after March 15, 2010, we may redeem all, or from time-to-time, a part of the senior notes upon not less than 30 nor more than 60 days notice, at redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest on the senior notes. Prior to March 15, 2009, we may on any one or more occasions redeem up to 35% of the original principal amount of the notes using the proceeds of certain equity offerings completed before March 15, 2009.

Our senior credit facility and the indenture governing the senior notes contain restrictive covenants that, among other things, limit our ability and the ability of our subsidiaries to, among other things: incur additional indebtedness, make loans or advances to subsidiaries and other entities, make capital expenditures, declare dividends, acquire other businesses or sell assets. In addition, under our senior credit facility, we are required to meet certain financial covenants, ratios and tests, including a minimum fixed charge coverage ratio and a maximum leverage ratio. The indenture under which the senior notes were issued also contains customary covenants and events of defaults.

Historical cash flows

The following table presents a summary of our net cash provided by (used in) operating, investing and financing activities:

	Predecessor		Successor	Combined	Successor
	Fiscal year ended January 29, 2006	37-Day period from January 30, 2006 to March 7, 2006	334-Day period from March 8, 2006 to February 4, 2007	February 4, 2007	Fiscal year ended February 3, 2008	Quarter ended
						May 6, 2007	May 4, 2008

			(in thousands)
Net cash provided by (used in):
Operating activities	$65,423	$10,741	$43,678	$54,419	$50,573	$(2,422)	$7,291
Investing activities	(63,271)	(10,600)	(341,104)	(351,704)	(30,899)	(2,794)	(8,176)
Financing activities	(5,957)	89	299,986	300,075	(11,000)	3,750	(250)

Quarter ended May 4, 2008 compared to quarter ended May 6, 2007

Cash provided by operating activities was $7.3 million for the first quarter of fiscal 2008 compared to cash used in operating activities of $2.4 million for the first quarter of fiscal 2007. The increase in cash flow from operations is primarily due to a net income increase of $5.8 million from the first quarter of 2007. Cash flow from operations in the first quarter of 2007 was also negatively impacted by the payment of employment agreement costs triggered by the Merger.

Cash used in investing activities was $8.2 million for the first quarter of fiscal 2008 compared to $2.8 million for the first quarter of fiscal 2007. The investing activities for the first quarter of fiscal 2008 primarily include $8.2 million in capital expenditures. The investing activities for the first quarter of fiscal 2007 primarily include $2.9 million in capital expenditures.

Cash used in financing activities was $250,000 for the first quarter of fiscal 2008 compared to cash provided from financing activities of $3.8 million in the first quarter of fiscal 2007. The financing activities for the first quarter of fiscal 2008 include required paydowns under our term loan facility of $250,000. The financing activities for the first quarter of fiscal 2007 include borrowings under our revolving credit facility of $4.0 million offset by required paydowns under our term loan facility of $250,000.

We plan on financing future growth through operating cash flows, debt facilities and tenant improvement allowances from landlords. We expect to spend approximately $56.0 million ($48.0 million net of cash contributions from landlords) in capital expenditures during fiscal 2008. The fiscal 2008 expenditures will include approximately $36.0 million ($28.0 million net of cash contributions from landlords) for new unit construction and operating improvement initiatives, and $20.0 million in maintenance capital and new games.

Fiscal 2007 compared to fiscal 2006

Cash flows from operations were $50.6 million for fiscal 2007 compared to $54.4 million for fiscal 2006. The decrease in cash flow from operations from fiscal 2006 is primarily due to an increase in the cash paid for interest of approximately $9.3 million.

Cash used in investing activities was $30.9 million for fiscal 2007 compared to $351.7 million for fiscal 2006. Fiscal 2007 capital expenditures totaled $31.4 million which was comprised of approximately $6.7 million in games, $12.1 million for new unit development and construction (primarily construction costs for the fiscal 2007 unit opening in Tempe, Arizona), normal capital expenditures at existing units and conversion costs for two of the former Jillian’s units to the “Dave & Buster’s” brand. The investing activities for fiscal 2006 included approximately $338.2 million in Merger-related payments for the following: $264.8 million consideration paid to stockholders, $44.4 million consideration paid to convertible note and warrant holders, $9.3 million consideration paid to option holders and $19.7 million in transaction costs. During the fourth quarter of fiscal 2006, we entered into sale and leaseback agreements related to three properties we owned. These transactions generated $28.4 million in net proceeds.

Cash used in financing activities was $11.0 million for fiscal 2007 compared to cash provided from financing activities of $300.1 million in fiscal 2006. In fiscal 2006, proceeds from debt incurred in connection with the Merger aggregated $292.6 million and cash equity contributions received in connection with the Merger aggregated $108.1 million. These proceeds were used to acquire common stock of our predecessor, to repay in full all obligations related to funds borrowed under our existing credit facility and to terminate such facility.

Fiscal 2006 compared to fiscal 2005

Cash flows from operations were $54.4 million for fiscal 2006 compared to $65.4 million for fiscal 2005. The decrease in cash flow from operations from fiscal 2005 was primarily due to an increase in the cash paid for interest of approximately $12.9 million.

Cash used in investing activities was $351.7 million for fiscal 2006 compared to $63.3 million for fiscal 2005. Fiscal 2006 capital expenditures totaled $42.5 million, which was comprised of approximately $5.9 million in games, $21.7 million of capital expenditures for the construction of new units (primarily construction costs for the fiscal 2006 unit openings in Times Square, New York and Maple Grove, Minnesota), normal capital expenditures at existing units and conversion costs for one of the Jillian’s units to the Dave & Buster’s Grand Sports Café brand. During the fourth quarter of fiscal 2006, we entered into sale and leaseback agreements related to three properties we owned. These transactions generated $28.4 million in net proceeds. The investing activities for fiscal 2005 included capital expenditures of $62.1 million, which was comprised of $8.9 million in games, approximately $30.7 million of capital expenditures for the construction of new units (primarily construction costs for the 2005 unit openings in Omaha, Nebraska, Buffalo, New York and Kansas City, Kansas) and normal capital expenditures at existing units.

Cash provided from financing activities was $300.1 million for fiscal 2006 compared to cash used in financing activities of $6.0 million in fiscal 2005. Proceeds from debt incurred in connection with the Merger aggregated $292.6 million and cash equity contributions received in connection with the Merger aggregated $108.1 million. These proceeds were used to acquire common stock of our predecessor and to repay in full all obligations related to funds borrowed under our existing credit facility, and to terminate such facility.

Holders of approximately 2.6 million shares exercised dissenters’ rights and initiated proceedings under Section 351.455 of the General and Business Corporation Law of Missouri to demand fair value with respect to their shares. On July 10, 2006, we and all dissenting stockholders reached an agreement, which provided, among other things, for the permanent and irrevocable settlement of all claims between the parties associated with the Merger or the dissenting action. We paid approximately $51.7 million to the stockholders in accordance with the terms of the settlement agreement. Payments of the settlement have been funded from borrowings under the senior credit facility.

On November 15, 2006, we completed the sale and simultaneous leaseback of the land and buildings of three owned facilities located in the states of Florida, Illinois and Ohio. The transaction was completed at a sale price of $29.6 million. Net proceeds from the transaction were used to pay down outstanding balances on our senior credit and revolving credit facilities after a $5.0 million holdback for reinvestment.

We agreed to leaseback these facilities under various operating lease agreements, which have an initial term of 17.5 years. The leases require us to make monthly rental payments, which aggregate to $2.5 million on an annual basis. Rental payments under the leases are subject to adjustment based on defined changes in the Consumer Price Index. In addition to the rental payments described above we are required to pay the property taxes and certain maintenance charges related to the properties.

Contractual obligations and commercial commitments

The following table sets forth our contractual obligations and commercial commitments as of February 3, 2008:

	Payment due by period
	Total	1 Year or less	2-3 Years	4-5 Years	After 5 years
	(in thousands)
Senior credit facility(1)	$68,375	$1,000	$2,000	$53,625	$11,750
Senior notes	175,000	—	—	—	175,000
Interest requirements(2)	149,936	24,860	48,990	46,555	29,531
Operating leases(3)	524,795	42,996	86,232	85,009	310,558
Other—capital leases	263	263	—	—	—

Total	$918,369	$69,119	$137,222	$185,189	$526,839

(1)	Our senior credit facility includes a $100.0 million term loan facility and $60.0 million revolving credit facility, with a $20.0 million letter of credit sub-facility and a $5.0 million revolving sub-facility. As of February 3, 2008, we had no borrowings under the revolving credit facility, we had borrowings of approximately $68.4 million under the term loan facility and had $11.7 million in letters of credit outstanding.

(2)	The cash obligations for interest requirements consist of (1) interest requirements on our fixed rate debt obligations at their contractual rates, (2) interest requirements on variable rate debt obligations not subject to interest rate swaps at rates in effect at February 3, 2008 and (3) interest requirements on variable rate debt obligations subject to interest rate swaps at the fixed rates provided through the swap agreements. See “—Quantitative and qualitative disclosures about market risk.”

(3)	We have signed operating lease agreements for future sites located in Arlington, Texas; Richmond, Virginia; and Tulsa, Oklahoma. Our commitments under these agreements are contingent upon, among other things, the landlord’s delivery of access to the premises for construction. Future obligations related to these agreements are not included in the table above.

The following table represents our contractual obligations and commercial commitments associated with our debt and other obligations disclosed above as of May 4, 2008, on a pro forma basis assuming our receipt of the net proceeds from our sale of common stock in this offering, the reduction of our aggregate indebtedness by approximately $75.0 million and the payment of $             of premiums, accrued interest and expenses in connection with the reduction of our existing indebtedness, as if those transactions had occurred as of that date.

	Payment due by period
	Total	1 Year or less	2-3 Years	4-5 Years	After 5 years

	(in thousands)
Senior credit facility	$	$	$	$	$
Senior notes
Interest requirements
Operating leases(1)	531,634	43,955	88,110	87,259	312,310
Other—capital leases	167	167	—	—	—

Total	$	$	$	$	$

(1)	We have signed operating lease agreements for future sites located in Arlington, Texas; Richmond,Virginia; and Tulsa, Oklahoma. Our commitments under these agreements are contingent upon, among other things, the landlord’s delivery of access to the premises for construction. Future obligations related to these agreements are not included in the table above.

Off-balance sheet arrangements

We have no material off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

We face market risk relating to changes in the general level of interest rates. Earnings are affected by changes in interest rates due to the impact of those changes on interest expense from variable rate debt. Agreements to fix a portion of the variable rate debt mitigate the interest rate risk. Effective June 30, 2006, we entered into two interest rate swap agreements that expire in 2011, to change a substantial portion of our variable rate debt to fixed rate debt. Pursuant to the swap agreements, the interest rate on notional amounts of $75.5 million is fixed at 5.31% plus applicable margin. Because a substantial portion of our debt is at a fixed rate, a 1% increase or decrease in the interest rate of our variable rate debt at May 4, 2008 would not have a significant impact on our annual interest rate requirements.

Critical accounting policies and estimates

The above discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosures of contingent assets and liabilities. Our significant accounting policies are described in note 1 to the accompanying consolidated financial statements. Critical accounting policies are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of subjective or complex judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing the consolidated financial statements.

Purchase accounting.    We have accounted for the Merger in accordance with SFAS 141, “Business Combinations,” whereby the purchase price paid is allocated to record the acquired assets and liabilities assumed at fair value on the closing date of the Merger. The purchase price paid in the Merger has been “pushed down” to our financial statements and is allocated to record the acquired assets and liabilities assumed based on their fair value. The Merger and the allocation of the purchase price to the assets and liabilities as of March 8, 2006 have been recorded based on valuation studies and management estimates of fair value. The allocation of the purchase price was finalized as of the end of fiscal 2006.

Goodwill and intangible assets.    We account for our goodwill and intangible assets in accordance with SFAS 141, “Business Combinations,” and SFAS 142, “Goodwill and Other Intangible Assets.” In accordance with SFAS 141, goodwill of approximately $65.9 million and intangible assets of $63.0 million representing trade names were recognized in connection with the acquisition of Dave & Buster’s, Inc. by Holdings that occurred on March 8, 2006. In accordance with SFAS 142, goodwill and trade names, which have an indefinite useful life, are not being amortized. However, both goodwill and trade names are subject to annual impairment testing in accordance with SFAS 142.

The evaluation of the carrying amount of other intangible assets with indefinite lives is made at least annually by comparing the carrying amount of these assets to their estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows. If the estimated fair value is less than the carrying amount of the other intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value.

The annual impairment tests were most recently performed in fiscal 2007. No impairment of assets was determined as a result of these tests.

Property and equipment.    Expenditures that substantially increase the useful lives of the property and equipment are capitalized, whereas costs incurred to maintain the appearance and functionality of such assets are charged to repair and maintenance expense. Interest costs incurred during construction are capitalized and depreciated based on the estimated useful life of the underlying asset. These costs are depreciated over various methods based on an estimate of the depreciable life, resulting in a charge to the operating results. Our actual results may differ from these estimates under different assumptions or conditions.

Reviews are performed regularly to determine whether facts or circumstances exist that indicate the carrying values of property and equipment are impaired. We assess the recoverability of property and equipment by comparing the projected future undiscounted net cash flows associated with these assets to their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the estimated fair market value of the assets. Changes in the estimated future cash flows could have a material impact on the assessment of impairment.

Income taxes.    We use the liability method for recording income taxes, which recognizes the amount of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events that are recognized in the financial statements and as measured by the provisions of enacted tax laws. On February 5, 2007, we adopted the provisions of FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 limits the recognition of income tax benefits to those items that meet the “more likely than not” threshold on the effective date. Initial derecognition amounts are reported as adjustments to retained earnings on the effective date. We analyzed our tax positions as of February 5, 2007 and determined that the implementation of FIN 48 has no material impact on our financial statements.

The calculation of tax liabilities involves significant judgment and evaluation of uncertainties in the interpretation of complex tax regulations. As a result, we have established reserves for taxes that may become payable in future years as a result of audits by tax authorities. Tax reserves are reviewed regularly pursuant to FIN 48. Tax reserves are adjusted as events occur that affect the potential liability for additional taxes, such as the expiration of statutes of limitations, conclusion of tax audits, identification of additional exposure based on current calculations, identification of new issues, or the issuance of statutory or administrative guidance or rendering of a court decision affecting a particular issue. Accordingly, we may experience significant changes in tax reserves in the future, if or when such events occur.

Deferred tax assets.    A deferred income tax asset or liability is established for the expected future consequences resulting from temporary differences in the financial reporting and tax bases of assets and liabilities. For the fiscal year ended February 3, 2008, we recorded a $3.4 million valuation allowance against our deferred tax assets. The valuation allowance was established in accordance with SFAS 109, “Accounting for Income Taxes.” If we generate taxable income in future periods or if the facts and circumstances on which our estimates and assumptions are based were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied in determining the amount of valuation allowance no longer required.

Accounting for amusement operations.    The majority of our amusement revenue is derived from customer purchases of game play credits which allow our guests to play the video and redemption games in our midways. We have recognized a liability for the estimated amount of unused game play credits, which we believe our guests will utilize in the future based on credits remaining on Power Cards, historic utilization patterns and revenue per game credit sold. Certain midway games allow guests to earn coupons, which may be redeemed for prizes. The cost of these prizes is included in the cost of amusement products and is generally recorded when coupons are utilized by the customer by either redeeming the coupons for a prize in our “Winner’s Circle” or storing the coupon value on a Power Card for future redemption. We have accrued a liability for the estimated amount of outstanding coupons that will be redeemed in subsequent periods based on tickets outstanding, historic redemption patterns and the estimated redemption cost of products per ticket.

Insurance reserves.    We use a combination of insurance and self-insurance mechanisms to provide for potential liabilities for workers’ compensation, healthcare benefits, general liability, property insurance, director and officers’ liability insurance and vehicle liability. Liabilities associated with the risks that are retained by us are estimated, in part, by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. The estimated accruals for these liabilities, portions of which are calculated by third-party actuarial firms, could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

Loss contingencies.    We maintain accrued liabilities and reserves relating to the resolution of certain contingent obligations. Significant contingencies include those related to litigation. We account for contingent obligations in accordance with SFAS 5, “Accounting for Contingencies,” as interpreted by FASB Interpretation 14 which requires that we assess each contingency to determine estimates of the degree of probability and range of possible settlement. Contingencies which are deemed probable and where the amount of such settlement is reasonably estimable are accrued in our financial statements. If only a range of loss can be determined, we accrue to the best estimate within that range; if none of the estimates within that range is better than another, we accrue to the low end of the range. The assessment of loss contingencies is a highly subjective process that requires judgments about future events. Contingencies are reviewed at least quarterly to determine the adequacy of the accruals and related financial statement disclosure. The ultimate settlement of loss contingencies may differ significantly from amounts we have accrued in the financial statements.

Recent accounting pronouncements

On December 4, 2007, the FASB issued SFAS 141(R), “Business Combinations” and SFAS 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” These new standards will significantly change the accounting for and reporting for business combination transactions and non-controlling (minority) interests in consolidated financial statements. SFAS 141(R) and SFAS 160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The impact of adopting SFAS 141(R) and SFAS 160 on our consolidated financial statements will only apply to the extent we have business combinations in the future.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy, as defined. SFAS 157 may require companies to provide additional disclosures based on that hierarchy. SFAS 157 was to be effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued Staff Position 157-2, “Effective Date of FASB Statement No. 157,” which delayed for one year the applicability of SFAS 157’s fair-value measurements to certain nonfinancial assets and liabilities. We adopted SFAS 157 as of February 4, 2008, except as it applies to those nonfinancial assets and liabilities affected by the one-year delay. The partial adoption of SFAS 157 did not have a material impact on our consolidated financial position or results of operations. We are currently evaluating the potential impact of adopting the remaining provisions of SFAS 157 on our consolidated financial position and results of operations.

Effective February 4, 2008, we adopted SFAS 159, “The Fair Value Option for Financial Assets and Liabilities.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a material impact on our financial condition or results of operations.

Business

Company overview

We are the leading owner and operator of high-volume entertainment and dining venues in North America. We pioneered the category, which combines the best attributes of the out-of-home entertainment and dining industries, allowing guests to enjoy a variety of entertainment, food and beverage options under one roof. Each of our locations offers interactive entertainment, including skill/sports-oriented redemption games and state-of-the-art video and simulation games, combined with a full menu of high-quality food and beverages. We appeal to a diverse customer base by providing a dynamic and customizable entertainment experience in a high-energy and fun setting. While our guests are primarily a balanced mix of men and women aged 21 to 44, we are also an attractive venue for families with children and teenagers.

As of June 30, 2008, we owned and operated 49 units in 20 states and Canada. Our units are open seven days a week, typically from 11:30 a.m. to midnight on weekdays and 11:30 a.m. to 2:00 a.m. on weekends. Our units average approximately 51,000 square feet in size and range between 29,000 and 66,000 square feet. In the 12-month period ended May 4, 2008, we had total revenues of $543.3 million, earnings before interest, taxes, depreciation and amortization, or EBITDA, of $81.4 million and a net loss of $3.0 million. See “Summary historical and pro forma combined consolidated financial and other data” for a reconciliation of EBITDA to net income. We have generated 12 consecutive quarters of current quarter over prior year quarter comparable store sales growth, which distinguishes our performance from many of our competitors in the full-service restaurant and entertainment industries.

Eat Drink Play®

When our founders opened our first location in Dallas in 1982, they sought to create a unique venue providing interactive entertainment options for adults and families, while serving high-quality food and beverage offerings. Since our establishment, we have expanded our store base to 49 company-owned units, following the same principle for each unit, and in doing so pioneered a category around a customer proposition that can be summed up in three simple words: Eat Drink Play®. The combination of entertainment and dining is the central focus of our units and the layout of each unit is designed to maximize crossover between our entertainment, dining and full-service bar areas. A large majority of our customers come to Dave & Buster’s to enjoy a combination of our food, beverage and entertainment offerings. The flexibility provided by our multiple offerings allows each guest the opportunity to self-tailor his or her visit to provide a highly customizable experience, which we believe further differentiates our brand.

In addition, each unit has multiple special event facilities that are used for hosting private parties, business functions and other corporate sponsored events. Each unit has a dedicated sales team responsible for selling special event services to corporate, as well as individual guests. We believe our special event facilities provide a highly attractive alternative to traditional restaurants and hotels, which generally do not offer combined entertainment and dining.

Eat Drink

Our menu places special emphasis on quality meals, including gourmet pastas, steaks, sandwiches, salads and an outstanding selection of desserts, with regular entrée prices typically ranging from $6.89 to $19.49. Each of our locations offers full bar service throughout the unit, including an extensive array of beers and a wide selection of wine, signature cocktails, premium spirits and non-alcoholic beverages. We believe that each location’s combination of high-quality food and beverages and attentive and friendly service provides us with a competitive advantage compared to alternative entertainment venues, such as sporting events. Approximately 55% of total revenues were derived from food and beverage sales during fiscal 2007.

Play

Our units offer an extensive array of amusements and entertainment options, typically including over 150 unique games with approximately 250 player positions. Amusement and other revenues accounted for approximately 45% of our total revenues during fiscal 2007.

Redemption Games.    Redemption games represented 67% of our amusement revenues in fiscal 2007 and offer an opportunity for guests to win tickets that are redeemable for prizes ranging from branded novelty items to high-end home electronics at our “Winner’s Circle.” This “opportunity to win” creates a high-energy social experience that is a powerful and important aspect of the Dave & Buster’s in-store experience and cannot be replicated at home. These games are core to our concept and classic in nature, and therefore do not require frequent replacement.

Video and Simulation Games.    Video and simulation games represented approximately 28% of our amusement revenues in fiscal 2007. Our state-of-the-art video and simulation games can be played by one guest or by multiple guests simultaneously. High technology games include interactive electronic battlefield games, fantasy games, motion simulation theaters, large screen interactive electronic games and golf simulators. We continually update our video and simulation games to stay current with emerging trends and technology.

Traditional Games and Entertainment.    Traditional games and entertainment represented approximately 5% of our amusement revenues in fiscal 2007. Our traditional amusements include billiards, bowling and shuffleboard tables, as well as multiple televisions and high quality audio systems providing guests with an attractive venue for watching live sports and other televised events.

Power Cards

Our games are typically activated with swipe cards, which we refer to as Power Cards. Power Cards are rechargeable with game play credits, which we refer to as chips, and can be used to accumulate tickets won in redemption games. Power Cards enable our guests to activate games more easily and encourages extended play and return visits by guests who have remaining credits and tickets at the end of their visit. By replacing coin-activation, Power Cards eliminate the technical difficulties and maintenance issues associated with coin-activated equipment.

Our Power Card “buy-ins” historically ranged in value from $1 to $25. We recently successfully introduced higher Power Card “buy-ins” which provide even greater value to guests in terms of chips per dollar.

The Power Card, combined with our focus on leveraging our entertainment offerings, has led to new promotions including the Eat & Play Combo and Super Charge up-sell.

•	The Eat & Play Combo helps drive non-peak traffic by offering customers an attractive value proposition.

•

The Eat & Play Combo currently provides guests a choice of one of nine entrees and a $10 Power Card for $15.99 in most markets. These entrée selections are regularly priced from $8.79 to $13.19, and the Eat & Play Combo therefore represents an attractive value to our customers.

•	Additionally, guests may opt for an entrée and a $20 Power Card for $23.99.

•

A selection of one of seven “premium” entrees and a $10 Power Card is also available for $19.99 and may be upgraded to a $20 Power Card for $27.99 in most markets. These premium entrée selections are regularly priced from $13.99 to $15.99.

•

The Super Charge up-sell increases the number of chips of Power Cards by 25%, for customers who pay an additional $2 on a $10, $20 or $25 Power Card or an additional $3 on a $35 or $50 Power Card. This option encourages guests to purchase cards with higher initial values, which also helps extend the duration of their visit.

In the highly competitive restaurant and entertainment industries, we believe the ability of our guests to experience the best combination of entertainment and dining in a fun and high energy atmosphere differentiates the Dave & Buster’s experience. Unlike the strategy employed by many restaurants of shortening visit times by focusing on turning tables faster, we aim to increase the length of stay in our locations to drive high-margin incremental revenues.

Our history

In 1982, David “Dave” Corriveau and James “Buster” Corley founded Dave & Buster’s under the belief that there was consumer demand for a combined experience of entertainment, food and drinks. At the time, Dave operated an entertainment concept, while Buster owned a restaurant. We opened our first two units in Dallas, Texas in 1982 and 1988. Since 1989, we expanded our portfolio nationally from two units in the Dallas metropolitan area to 49 units across 20 states and Canada. From 1997 to early 2006, we operated as a public company under the leadership of Dave and Buster. In March 2006, Dave & Buster’s, Inc. was acquired by Dave & Buster’s Holdings, Inc., a holding company controlled 82% by Wellspring and 18% by HBK.

Our recent accomplishments

Our sponsors identified a significant opportunity to refocus our strategy, add managerial expertise and harness the potential of our national brand. Our sponsors assembled a team of industry veterans who, led by our Chief Executive Officer, Stephen M. King, created and implemented a strategic plan grounded on five areas of focus, which we believe has strengthened our brand and helped us realize the potential of our business. These five areas included the following:

•

Increasing sales.    In order to boost traffic, we introduced several new product and marketing innovations, including bundled food and entertainment offerings through our Eat & Play Combo. We also introduced higher price point Power Cards, which have increased amusement revenues and helped extend average guest stay. We have also refocused our marketing strategy and increased our mix of national cable television advertising from 1% of our total advertising expenditures of $15.1 million in fiscal 2005 to 56% of our total advertising expenditures of $25.3 million in fiscal 2007.

•

Improving profitability.    Between fiscal 2005 and fiscal 2007, we increased our EBITDA margin by 160 basis points. We have implemented new technology such as self-service Power Card kiosks, kitchen display systems and a new cost of sales tracking system to improve unit-level profitability. We have also adjusted our menu mix to emphasize higher margin items with stronger customer appeal.

•

Enhancing human resources.    We have implemented a series of initiatives, including the restructuring and streamlining of our operating teams at both the unit and multi-unit level. We have also revised our manager and regional compensation plans to better align with our corporate goals. These changes in roles, responsibilities and incentives have resulted in improved overall unit-level profitability and have reduced our management turnover from over 50% in 2005 to less than 25% in 2008. In addition, we have designed and implemented a succession planning and development process to ensure that we are able to meet our new store growth personnel needs.

•

Increasing guest satisfaction.    In early 2007, we implemented a range of guest feedback tools throughout the organization, including an ongoing Guest Satisfaction Survey and Quarterly Brand Health Study, which enable us to collect information from our guests and make changes to improve our overall guest experience. We identified several key drivers of guest satisfaction, and initiated programs to improve food quality, service levels, facility cleanliness and the playing conditions of our games. Our 2008 survey results to date indicate that we have been successful in improving these satisfaction measures.

•

Rebuilding a new unit pipeline.    We have rebuilt our growth pipeline by instituting a systematic site selection process based on seven key benchmarks designed to enhance new site selection. Based on these benchmarks, we have begun construction on three sites and have signed leases or letters of intent with respect to five sites. In addition, we have reduced the target size of large format units to approximately 35,000 square feet and have developed a smaller 17,000 square foot unit format to give us the flexibility to enter new smaller markets and backfill existing markets while increasing our average sales per square foot.

We believe that the strength of our brand and the unique value proposition of our combination of entertainment and dining are evidenced by our strong financial performance:

•

Strong comparable store sales growth.    We have generated 12 consecutive quarters of current quarter over prior year quarter comparable store sales growth, which distinguishes us from many of our competitors in the full service restaurant and entertainment industries. We have achieved this result primarily through marketing efforts, such as our national advertising campaign, and product innovations, such as bundled product offerings, with only a limited impact from price increases of approximately 1% of revenues during both fiscal 2007 and the first quarter of fiscal 2008.

•

Attractive unit-level economics.    In 2007, our units generated over $11.3 million in average unit volume and average unit-level EBITDA margins of 21.1%. In fiscal 2007, all 49 of our units generated positive individual unit-level EBITDA, which we define as revenues less total cost of products, operating payroll and benefits and other store expenses, by unit, with over 85% of our units generating more than $1.0 million of individual unit-level EBITDA. The new units in our growth pipeline are targeted to generate an average cash-on-cash return of at least 28%, which is generally consistent with our average cash-on-cash returns for our new units opened since 2000. See “Summary historical and pro forma combined consolidated financial and other data” for a reconciliation of EBITDA to unit-level EBITDA.

•	Substantial EBITDA growth. Our EBITDA grew by $17.4 million from fiscal 2005 to fiscal 2007, representing a 31.2% increase. Over the same period, we increased our EBITDA margin from 12.0% to 13.6%.

Our competitive strengths

We believe the following competitive strengths differentiate us from our competitors and are critical to our continued success:

•

Strong, highly differentiated brand with broad customer appeal.    We believe that the exciting and unique customer experience of Eat Drink Play® and our innovative marketing and advertising combined with our established history of over 25 years have helped us to create a highly differentiated brand that is widely recognized. This is evidenced by consumer awareness of over 90% in our existing trade areas. Our brand appeals to a broad and diverse customer base, attracting a balanced mix of male and female adults, primarily between the ages of 21 and 44, as well as families and teenagers.

•

Exciting customer experience with a strong value proposition.    We believe that our combination of exciting entertainment offerings and high-quality dining, delivered in a fun yet sophisticated atmosphere, provides an unparalleled customer experience and the “opportunity to win” that cannot be easily replicated. We believe that the cost of visiting a Dave & Buster’s offers a compelling value proposition for our guests relative to pursuing separate dining and entertainment options, such as going to dinner and a movie. Additionally, we offer our guests the convenience of enjoying a comprehensive entertainment experience in one location, which further strengthens our value proposition.

•

Strong business model that drives attractive unit economics.    Our competitively differentiated entertainment offerings have a relatively low cost of amusements of 14% as a percentage of amusement and other revenues. We believe this provides us with a structural advantage in our business model. Further, our entertainment offerings serve to diversify our revenue stream making our overall exposure to food costs significantly lower than other restaurant concepts. These combined factors have driven our high average unit volumes and store margins, and, we believe, strong returns from opening new units. We are targeting our large unit formats to generate a sales to net investment ratio of approximately 1.0x to 1.2x, net of tenant allowance, and to produce cash-on-cash returns of approximately 28% on average, which is generally consistent with the average cash-on-cash returns of our units opened since 2000. We are targeting our smaller unit format to generate on average cash-on-cash returns in excess of 30%. See “—Our store formats.”

•

Highly experienced management team.    Our seasoned management team has experience operating and leading many of the largest brands in the casual dining and entertainment industries during their most significant growth periods, including Carlson Restaurants Worldwide, Brinker International and Six Flags. We believe that our management team’s extensive experience in the restaurant and entertainment industries provides them with strong insights into our customer base and enables us to create the dynamic, high-energy environment that is core to our brand. Furthermore, our senior management team has substantially enhanced the quality and reduced the turnover amongst our unit level management and has built a backlog that we believe will enable us to staff comfortably our planned new unit openings for the next several years.

Our strategy

•

Continue to drive top-line growth.    We continue to implement a variety of initiatives to increase our comparable store sales. Following the successful introduction of our Eat & Play Combo, we remain focused on product innovation and continue to evaluate opportunities to introduce new bundled products. We believe that expanding our media campaign with our new creative marketing and advertising plan will resonate strongly with guests and help to drive incremental and new guest traffic. Additionally, we will continue to evaluate selective opportunities to increase pricing.

We are also focused on growing our store base, as we believe the Dave & Buster’s brand is significantly under-penetrated and that our concept has the potential for more than 150 additional units in the United States and Canada. We believe that our refined large format design of 35,000 square feet and our new small format design of 17,000 square feet will allow us to effectively backfill existing markets as well as enter new markets. We will continue to analyze demographic and psychographic data to build a pipeline of high-quality new sites. We plan to open three new units in fiscal 2008, four new units in fiscal 2009 and five to six new units per year thereafter.

•

Continue to differentiate our strong brand.    We believe that focusing on two key factors will allow us to further differentiate the Dave & Buster’s brand from other food and entertainment alternatives: our wide array of amusement and entertainment options and the overall quality of the Dave & Buster’s experience.

•

Entertainment:    Entertainment options are the core differentiating feature of the Dave & Buster’s brand, and staying current with the latest and most innovative offerings helps drive repeat visits. To keep our entertainment options on-trend, we expect to spend approximately $175,000 annually in each of our units on game replenishment, which we believe serves to drive comparable store sales growth. This ensures our locations have the most sophisticated entertainment options available and decreases the need for routine large-scale re-imaging campaigns.

•

Quality of experience:    We remain committed to improving Dave & Buster’s products and facilities. We will seek to implement initiatives with respect to better quality food, more attentive service, better functioning entertainment options and cleaner facilities to improve guest satisfaction. In our most recent quarter there were approximately 20,000 respondents to our Guest Satisfaction Survey. Of these respondents, 79% indicated that they had a very good or excellent overall experience, and 86% said that they were likely to recommend Dave & Buster’s to a friend, relative or colleague. We believe that continued focus on improving the guest experience will help to drive incremental guest traffic, extend length of a guest’s stay and result in incremental revenue.

•

Expand margins by continuing cost reduction initiatives and leveraging our scale.    We believe that we have additional opportunities to reduce costs and increase margins beyond our accomplishments in these areas to date. In 2007, we commissioned a third party to conduct a time and motion study targeting labor efficiency and best practices in our units, and we believe that improved scheduling technology will allow us to increase labor productivity. We also plan to further reduce unit administrative labor and fixed costs. Additionally, we will continue to leverage our existing infrastructure and fixed cost base as we grow our revenues.

Site selection

We believe that the location of units is critical to our long-term success. We devote significant time and resources to analyze strategically each prospective market, trade area and site. We continually identify, evaluate and update our database of potential locations for expansion. To refine our site selection, we recently conducted extensive demographic and market analyses to determine the key drivers of successful new unit performance. We now base new site selection on an analytical evaluation of a set of drivers we believe increase the probability of successful, high-volume units.

We believe our current pipeline will enable us to meet our goal of opening 17 to 19 units through the end of 2011, inclusive of three units currently under construction.

Our store formats

We have historically operated units varying in size from 29,000 to 66,000 square feet. After significant unit-level research and analysis we have found that incremental square footage in excess of 35,000 yields limited incremental volumes and lower margins and have experienced significant variability among units in volumes, individual unit-level EBITDA and net investment costs. Further, we have conducted sales per square foot analyses on individual games and improved the mix of the more profitable attractions within the units. In order to optimize sales per square foot and further enhance our unit economics, we have reduced the target size of our future large format units to 35,000 square feet. We may take advantage of local market and economic conditions to open units that are larger or smaller than this target size. To accomplish this, we have reduced back of the house space and reduced space allocated to billiards and other traditional games in favor of more profitable video and redemption games. As a result, we expect to generate significantly higher sales per square foot than the average of our current store base.

To facilitate further growth of our brand, we have developed and intend to open a small unit format specifically designed to backfill existing markets and penetrate less densely populated markets. We believe that the 17,000 square foot small unit format will maintain the unique and dynamic guest experience that is the foundation of our brand and allow us flexibility in our site selection process. Moreover, we expect the format to yield higher margins than our current units by optimizing the ratio of “selling space” to back of the house square footage and improving fixed cost leverage. Finally, we believe that the small unit format will allow us to take less capital investment risk per unit. As a result, we are targeting these smaller format units to achieve higher returns, more efficient sales per square foot and reduce pre-opening costs relative to our larger formats, and to enable us to tap into additional markets.

On average we are targeting the following financial metrics and unit data for our 35,000 square foot format:

Target gross development cost(1)	$11.0 million
Target tenant allowance	$2.0 million
Target net investment costs(2)	$9.0 million
Target sales to net investment ratio	1.0x – 1.2x
Target incremental unit-level adjusted EBITDA margins(3)	25.0%
Target cash-on-cash return(4)	28%
Approximate dining room and bar area size	4,000 square feet
Approximate midway area size	12,500 square feet
Approximate total available seating	400 seats

(1)	Assumes lease of land and shell from landlord.

(2)	Represents the difference between gross development costs and tenant allowance.

(3)	Excludes allocation for marketing expenses. Represents an average of the first five years of expected unit-level EBITDA.

(4)	Defined as incremental unit-level EBITDA divided by net investment costs. Represents an average of the first five years of expected operating performance.

In the future, we may not receive tenant allowances in certain new units, which would increase the total cash investment, and could correspondingly, reduce our cash-on-cash returns. In instances where we might receive lower tenant allowances, we expect to receive more favorable lease terms, partially offsetting the potential decrease in our expected unit-level cash-on-cash returns.

Existing locations

As of June 30, 2008, we owned or leased 49 units. The following table sets forth the number of units that we operate in each city and the size of the venue. Unless otherwise indicated, each of the units listed below is leased.

Location/Market	Year opened	Square footage	Location/Market	Year opened	Square footage

Dallas, TX—Stemmons(1)	1982	40,000	Homestead, PA (Pittsburgh)	2000	60,000
Dallas, TX—Central	1988	30,000	Toronto, Canada(2)	2000	60,000
Houston I, TX	1991	53,000	San Diego, CA	2000	44,000
Marietta, GA (Atlanta)	1992	59,000	Miami, FL	2001	60,000
Philadelphia, PA	1994	65,000	Frisco, TX (Dallas)	2001	50,000
Addison, IL (Chicago)	1995	50,000	Honolulu, HI	2001	44,000
Chicago, IL	1996	58,000	Westlake, OH (Cleveland)	2001	58,000
Hollywood, FL (Miami)	1996	58,000	Islandia, NY (Long Island)	2002	48,000
Kensington, MD (Washington)	1996	59,000	Arcadia, CA (Los Angeles)	2004	50,000
Ontario, CA (Los Angeles)	1997	60,000	Farmingdale, NY(3) (Long Island)	2004	60,000
Springdale, OH (Cincinnati)	1997	64,000	Houston II, TX(4)	2004	66,000
Denver, CO	1997	48,000	Phoenix, AZ(4)	2004	65,000
Utica, MI (Detroit)	1998	55,000	Nashville, TN(3)	2004	57,000
Irvine, CA (Los Angeles)	1998	55,000	Franklin Mills, PA(3) (Philadelphia)	2004	60,000
West Nyack, NY (Palisades)	1998	49,000	Hanover, MD(3) (Baltimore)	2004	64,000
Orange, CA (Los Angeles)	1998	58,000	Concord, NC(3) (Charlotte)	2004	53,000
Hilliard, OH (Columbus)	1998	38,000	Westbury, NY(3) (Long Island)	2004	46,000
San Antonio, TX	1999	50,000	Omaha, NE	2005	29,000
Duluth, GA (Atlanta)	1999	57,000	Williamsville, NY (Buffalo)	2005	37,000
St. Louis, MO	1999	55,000	Lawrenceville, GA(5) (Atlanta)	2005	61,000
Austin, TX	1999	40,000	Kansas City, KS	2005	49,000
Jacksonville, FL	1999	40,000	New York, NY	2006	33,000
Providence, RI	1999	40,000	Maple Grove, MN (Minneapolis)	2006	32,000
Milpitas, CA (San Jose)	2000	60,000	Tempe, AZ (Phoenix)	2007	50,000
Westminster, CO (Denver)	2000	40,000

(1)	Owned location.

(2)	In July 2003, Dave & Buster’s acquired the Toronto, Canada unit from the existing franchisee.

(3)	Represents former Jillian’s location acquired in November 2004 and converted into Dave & Buster’s Grand Sports Café.

(4)	Represents former Jillian’s location acquired in November 2004 and converted into Dave & Buster’s.

(5)	Represents a unit in which we own a 50.1% general partner interest in a limited partnership.

Our units generally are located on land leased by our subsidiaries. Our lease terms, including renewal options, range from 20 to 40 years. Our leases typically provide for a minimum annual rent and contingent rent to be determined as a percentage of the applicable unit’s annual gross revenues, subject to market-based minimum annual rents. We currently pay contingent rent in only a small number of our units. Generally, leases are “net leases” that require our subsidiary that is a party to the lease to pay its pro rata share of taxes, insurance and maintenance costs. Typically, one of our subsidiaries is a party to the lease, and performance is guaranteed by another one of our subsidiaries for a portion of the lease term.

In addition to our leased units, we lease a 47,000 square foot office building and 30,000 square foot warehouse facility in Dallas, Texas, for use as our corporate headquarters and distribution center. This lease expires in October 2021, with options to renew until October 2041. We also lease a 22,900 square foot warehouse facility in Dallas, Texas, for use as additional warehouse space. This lease expires in January 2009.

Marketing, advertising and promotion

Our corporate marketing department manages brand advertising, media and promotional programs. In addition, the department is responsible for food and beverage research and development, customer insights, in-store merchandising, web-based initiatives and pricing. We work with an external advertising agency, a media planning and buying agency, a national public relations firm as well as several other consultative/vendor partnerships in the development and execution of programs. We spent approximately $25.3 million in advertising efforts in fiscal 2007 compared to approximately $19.0 million in fiscal 2006.

In order to drive sales and expand our guest base, we focus marketing efforts in three key areas:

•	advertising, product development and system-wide promotions;

•	field marketing and local promotions; and

•	special events for corporate and group guests.

In the last 18 months, we have:

•	performed extensive research to deepen understanding of our guest base and fine-tune the brand positioning;

•	refined our marketing strategy based on its findings to better reach our target customer;

•	invested in menu research and development to improve product quality, consistency, value perceptions and overall guest satisfaction;

•	further developed our product and promotional strategies to attract new customers and increase spending/length of stay; and

•	made significant investments in advertising media and creative execution to build the brand by communicating our unique value proposition.

In addition to our national cable advertising program, we develop marketing and media plans that are highly localized and designed to support individual market opportunities. We continue to utilize in-store promotions, print, radio, email and customer communications to increase visit frequency and average check size.

Our corporate and group sales programs are managed by our sales department, which provides direction, training and support to the special events managers and their teams within each location. The primary focus for our special events sales teams is to identify and contact corporations, associations, organizations and community groups within the team’s marketplace for purposes of booking group events. The special events sales teams pursue corporate and social group bookings through a variety of sales initiatives including outside sales calls and cultivation of repeat business. They are supported by targeted print and online media plans as well as promotional incentives at appropriate times across the year. We have developed and continually maintain a database of corporate and group bookings. Our units host events for many multi-national, national and regional businesses. Many of our corporate and group guests schedule repeat events.

Operations

Management

The management of our store base is divided into seven regions, each of which is overseen by a Regional Operations Director who reports to our Senior Vice President of Operations. Our Regional Operations Directors oversee six to eight company-owned units each, which we believe enables them to better support the General Managers and achieve sales and profitability targets for each unit within their region.

Our typical unit management team consists of on average 11 management positions. Reporting directly to our General Manager are two Assistant General Managers, a Business Analyst and a Special Events Manager. The remaining management positions report to one of the Assistant General Managers to ensure than an adequate succession plan exists within each location. In addition, each location employs approximately 150 hourly employees, many of whom work part time. The General Manager of each unit is responsible for the day-to-day operation of that unit, including hiring, training and development of team members, as well as operating results. Our units are open seven days a week, typically from 11:30 a.m. to midnight on weekdays and 11:30 a.m. to 2:00 a.m. on weekends.

Operational tools and programs

We utilize a customized food and beverage analysis program that determines the theoretical food and beverage costs for each unit and provides additional tools and reports to help us identify opportunities, including waste management. We believe that we have achieved lower than average food and beverage costs compared to our casual dining competitors. In 2008, we plan to implement a labor scheduling program to determine the optimal staffing needs of each unit based on its actual guest flow and demand. Our managers perform a weekly complete “test drive” of each game to ensure that our amusement offerings are consistent and operational. Consolidated reporting tools for each key driver of our business exist for our Regional Operations Directors to be able to identify and troubleshoot any systemic issues.

Management information systems

We utilize a number of proprietary and third-party management information systems. These systems are designed to enable our games functionality, improve operating efficiencies, provide us with timely access to financial and marketing data and reduce unit and corporate administrative time and expense. We believe our management information systems are sophisticated and are sufficient to support our unit expansion plans.

Micros point of sale equipment is installed in each of our units and captures all customer purchases within the unit. This system is integrated into Dave & Buster’s proprietary games management system called MARS (Midway Amusements and Redemption System), which is utilized to activate Power Cards. Micros point of sale also interfaces into the Kitchen Display System which facilitates the timely and accurate preparation of food in the kitchen. In addition, it interfaces to various back office systems for the collection of sales data, cash management and the production of unit-level financial information. We use TMX for scheduling as well as time and attendance functions. We utilize the PeopleSoft suite of products as the backbone for our accounting and payroll processing.

With the data provided by our information systems, we can report daily, weekly and period-to-date numbers on an automated daily report that is delivered via our intranet to our units and our field personnel. On a weekly and a periodic basis, we issue other electronic reports that provide comparative data regarding food, labor and other cost information. Our information systems also enable us to automatically post unit-level data, such as unit sales, cash and credit card receipts and promotion usage into our corporate accounting software. We also use our information systems to capture information regarding our payroll and the status of new and existing team members. We believe these systems enable both unit-level and corporate-level management to adequately supervise the operational and financial performance of our units and provide the necessary infrastructure to support our planned expansion.

Training

We strive to maintain quality and consistency in each of our units through the careful training and supervision of our team members and the establishment of, and adherence to, high standards relating to personnel performance, food and beverage preparation, game playability and maintenance of our units. We provide all new team members with complete orientation and one-on-one training for their positions to help ensure they are able to meet our high standards. All of our new team members are trained by partnering with a certified trainer to assure that the training and information they receive is complete and accurate. Team members are certified for their positions by passing a series of tests, including alcohol awareness training.

We require our new unit managers to complete a 13-week training program that includes front of the house service, kitchen, amusements and management responsibilities. Newly trained managers are then assigned to their home unit where they receive additional training with their General Manager. We place a high priority on our continuing management development programs in order to ensure that qualified managers are available for our future openings. We conduct semi-annual talent reviews with each manager to discuss prior performance and future performance goals. Once a year we hold a general manager conference in which our General Managers share best practices and also receive an update on our business plan.

When we open a new unit, we provide varying levels of training to team members in each position to ensure the smooth and efficient operation of the unit from the first day it opens to the public. Prior to opening a new unit, our dedicated training and opening team travels to the location to prepare for an intensive two week training program for all team members hired for the new unit opening. Part of the training teams stay on site during the first week of operation. We believe this additional investment in our new units is important, because it helps us provide our guests with a quality experience from day one. After a unit has been opened and is operating smoothly, the assistant managers supervise the training of new team members.

Recruiting and retention

We seek to hire experienced General Managers and team members, and offer competitive wage and benefit programs. Our unit managers all participate in a quarterly performance based incentive program that is based on sales, profit and retention goals. In addition, our salaried and hourly employees are also eligible to participate in a 401(k) plan, medical /dental/vision insurance plans and also receive vacation/paid time off based on tenure.

Food preparation, quality control and purchasing

The principal goods we purchase are games, prizes and food and beverage products, which are available from a number of suppliers.

We strive to maintain high food quality standards. To ensure our quality standards are met, we negotiate directly with independent producers of food products. We provide detailed quality and yield specifications to suppliers for our purchases. Our systems are designed to protect the safety and quality of our food supply throughout the procurement and preparation process. Within each unit the Kitchen Manager is primarily responsible for ensuring the timely and correct preparation of food products, per the recipes we specify. We provide each of our units with various tools and training to facilitate these activities.

To maximize our purchasing efficiencies and obtain the lowest possible prices for our ingredients, while maintaining the highest quality, our centralized purchasing team generally negotiates food contracts based on our anticipated annual usage. Prices are typically negotiated in one of two formats: 1) fixed price contracts with a term of one year or 2) monthly product pricing formulas based on a benchmark commodity plus fabrication costs and a profit markup. Given our multiple suppliers and the commodity nature of the items we buy, we believe we have sufficient supplier flexibility to maintain a consistent food supply. We regularly review our buying procedures to ensure quality and cost optimization. We believe that competitively priced, high quality alternative manufacturers, suppliers, growers and distributors are available should the need arise.

In order to provide the freshest ingredients and products, and to maximize operating efficiencies between purchase and usage, each unit’s Kitchen Manager determines the unit’s daily usage requirements for food ingredients, products and supplies. Unit managers order accordingly from approved local suppliers and our national master distributor and all deliveries are inspected to ensure that the items received meet our quality specifications and negotiated prices. We rely on US Foodservice, a national food distributor, as the primary distributor of our food ingredients and other supplies. US Foodservice typically delivers to each unit two times per week. We have a national network of produce suppliers that we utilize to deliver fresh produce to our units.

Alcoholic beverage purchases are typically regulated at a state level and are purchased by other unit management personnel.

We purchase our electronic and traditional games through direct negotiation with manufacturers. Our games are sourced in a variety of ways, including direct sales contact from the manufacturers and trade shows. The items offered for redemption in our “Winner’s Circle” are obtained by purchasing the products directly from domestic and international manufacturers and, to a lesser degree, from third party brokers. The products we offer in the “Winner’s Circle” typically range from small toys, plush toys and candy, to higher end electronics and video gaming equipment. We have expanded our direct import program for the purchase of amusement merchandise during the past five years. These direct purchases have enabled us to maintain our amusement costs despite inflationary pressures. We also maintain a warehouse in Dallas, Texas to facilitate the distribution of various items, including some supplies, “Winner’s Circle” prizes and new games. These products are delivered by trucks that are subcontracted to make weekly deliveries to our units.

Competition

The restaurant industry is highly competitive, and competition among major companies that own or operate restaurant chains is especially intense. Restaurants compete on the basis of name recognition and advertising; the price, quality, variety and perceived value of their food offerings; the quality of their customer service; and the convenience and attractiveness of their facilities. In addition, despite recent changes in economic conditions, competition for qualified restaurant-level personnel remains high.

The out-of-home entertainment market is highly competitive as well. There are a large number of businesses that compete directly and indirectly with us. Competitors in the out-of-home entertainment market include: regional theme parks, local casinos and movie theaters, among others. Although we believe most of our competition comes from localized single attraction facilities that offer a limited entertainment package, we may encounter increased competition in the future. In addition, we may also face increased competition from home-based forms of entertainment such as internet game play and home movie delivery.

Intellectual property

We have registered the trademarks Dave & Buster’s®, Power Card®, Power Combo®, Eat Drink Play® and Jillian’s® with the United States Patent and Trademark Office and in various foreign countries. We have also registered and/or applied for certain additional trademarks with the United States Patent and Trademark Office and in various foreign countries. We consider our trade name and our signature “bulls-eye” logo to be important features of our operations and seek to actively monitor and protect our interest in this property in the various jurisdictions where we operate. We also have certain trade secrets, such as our recipes and certain software programs, that we protect by requiring all of our employees to sign a code of ethics, which includes an agreement to keep trade secrets confidential.

Government regulation

We are subject to various federal, state and local laws affecting our business. Each location is subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, amusement, health and safety and fire agencies in the state, county or municipality in which the unit is located. Each location is required to obtain a license to sell alcoholic beverages on the premises from a state authority and, in certain locations, county and municipal authorities. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of each location, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. We have not encountered any material problems relating to alcoholic beverage licenses to date. The failure to receive or retain a liquor license, or any other required permit or license, in a particular location, or to continue to qualify for, or renew licenses, could have a material adverse effect on operations and our ability to obtain such a license or permit in other locations. The failure to comply with other applicable federal, state or local laws, such as federal and state wage and hour laws, may also materially and adversely affect our business.

We are also subject to “dram shop” statutes in certain states in which units are located. These statutes generally provide a person injured by an intoxicated individual the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. We carry liquor liability coverage as part of existing comprehensive general liability insurance, which we believe is consistent with coverage carried by other entities in the industry. Although we are covered by insurance, a judgment against us under a dram shop statute in excess of the liability coverage could have a material adverse effect on operations.

As a result of operating certain entertainment games and attractions, including operations that offer redemption prizes, we are subject to amusement licensing and regulation by the states, counties and municipalities in which there are locations. Certain entertainment attractions are heavily regulated and such regulations vary significantly between communities. From time-to-time, existing locations may be required to modify certain games, alter the mix of games, or terminate the use of specific games as a result of the interpretation of regulations by state or local officials.

We are subject to federal, state and local environmental laws, regulations and other requirements, but these have not had a material adverse effect on operations. More stringent and varied requirements of local and state governmental bodies with respect to zoning, land use and environmental factors could delay or prevent development of new units in particular locations. Environmental laws and regulations also govern, among other things, discharges of pollutants into the air and water as well as the presence, handling, release and disposal of and exposure to hazardous substances. These laws provide for significant fines and penalties for noncompliance. Third parties may also make personal injury, property damage or other claims against us associated with actual or alleged release of or exposure to hazardous substances at our properties. We could also be strictly liable, without regard to fault, for certain environmental conditions at properties we formerly owned or operated as well as at our current properties.

We are subject to the Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, along with the Americans with Disabilities Act and various family-leave mandates. Although we expect increases in payroll expenses as a result of federal and state mandated increases in the minimum wage, such increases are not expected to be material. However, we are uncertain of the repercussions, if any, of increased minimum wages on other expenses, as suppliers may be more severely impacted by higher minimum wage standards.

Employees

As of June 18, 2008, we employed approximately 8,248 persons, approximately 185 of whom served in administrative or executive capacities, approximately 622 of whom served as management personnel and the remainder of whom were hourly personnel.

None of our employees are covered by collective bargaining agreements and we have never experienced an organized work stoppage, strike or labor dispute. We believe working conditions and compensation packages are competitive with those offered by competitors and consider our relations with our employees to be good.

Legal proceedings

We are subject to certain legal proceedings and claims that arise in the ordinary course of our business. Two class action cases have been filed against us and one of our subsidiaries in the State of California alleging violations of California regulations concerning mandatory meal breaks and rest periods. We are seeking to have these two cases consolidated and coordinated because the potential class members are virtually identical. As a result, settlement of one case would resolve both cases.

We have made the appropriate provision for settlement in the above matters in our financial statements. We do not expect the amount of ultimate liability with respect to all other actions to materially affect our consolidated results of operations or our financial condition.

Management

Directors and executive officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position

Stephen M. King	50	Chief Executive Officer and Director
Starlette B. Johnson	45	President, Chief Operating Officer and Director
Michael D. Flesch	45	Senior Vice President of Operations
Brian A. Jenkins	46	Senior Vice President and Chief Financial Officer
Margo L. Manning	43	Senior Vice President of Training and Special Events
Michael J. Metzinger	51	Vice President—Accounting and Controller
Maria M. Miller	51	Senior Vice President and Chief Marketing Officer
J. Michael Plunkett	57	Senior Vice President of Purchasing and International Operations
Jay L. Tobin	50	Senior Vice President, General Counsel and Secretary
Jeffrey C. Wood	45	Senior Vice President and Chief Development Officer
Greg S. Feldman(1)(2)	51	Chairman of the Board
Daniel Y. Han(3)(4)	30	Director
Carl M. Stanton(2)(4)	40	Director

(1)	Chairman of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Chairman of the Audit Committee

(4)	Member of the Compensation Committee

Set forth below is biographical information regarding our directors and executive officers:

Stephen M. King, has served as our Chief Executive Officer and director since September 2006. From March 2006 until September 2006, Mr. King served as our Senior Vice President and Chief Financial Officer. From 1984 to 2006, he served in various capacities for Carlson Restaurants Worldwide, a company that owns and operates casual dining restaurants worldwide, including Chief Financial Officer, Chief Administrative Officer, Chief Operating Officer and, most recently, as President and Chief Operating Officer of International.

Starlette B. Johnson, has served as our President, Chief Operating Officer and director since April 2007. Since May 2008, Ms. Johnson has served as a director of the Tuesday Morning Corporation. From June 2006 until April 2007, Ms. Johnson served as our Senior Vice President and Chief Strategic Officer. From 2004 until June 2006, she was an independent consultant to restaurant, retail and retail services companies. From 1995 to 2004, she served in various capacities (most recently as Executive Vice President and Chief Strategic Officer) of Brinker International, Inc., a company that owns and operates casual dining restaurants worldwide.

Michael D. Flesch, has served as our Senior Vice President of Operations since September 2006. After joining us in 1999, Mr. Flesch served in various operating positions of increasing responsibilities including Regional Operations Director from February 2002 until June 2003 and Vice President of Operations from June 2003 until September 2006.

Brian A. Jenkins, joined as our Senior Vice President and Chief Financial Officer in December 2006. From 1996 until August 2006, he served in various capacities (most recently as Senior Vice President – Finance) of Six Flags, Inc., an amusement park operator.

Margo L. Manning, has served as our Senior Vice President of Training and Special Events since September 2006. Prior to that, she served as our Vice President of Training and Sales from June 2005 until September 2006 and as Vice President of Management Development from September 2001 until June 2005. From December 1999 until September 2001, she served as our Assistant Vice President of Team Development and from 1991 until December 1999 she served in various positions of increasing responsibility for us and our predecessors.

Michael J. Metzinger, has served as our Vice President—Accounting and Controller since January 2005. From 1986 until January 2005, Mr. Metzinger served in various capacities (most recently as Executive Director—Financial Reporting) of Carlson Restaurants Worldwide, Inc.

Maria M. Miller, has served as our Senior Vice President and Chief Marketing Officer since May 2003. From 2000 until 2003, she was principal and co-founder of Sage Partners, Inc., a marketing consulting firm and Vice President of Marketing for Elance, an internet start-up company. From 1998 until 2000, she was Senior Vice President of Marketing for Avis Car Rental and prior to that was with American Express Company for eight years in various capacities, most recently as Vice President Platinum Card Operations.

J. Michael Plunkett, has served as our Senior Vice President of Purchasing and International Operations since September 2006. Previously, he served as our Senior Vice President—Food, Beverage and Purchasing/Operations Strategy from June 2003 until June 2004 and from January 2006 until September 2006. Mr. Plunkett also served as Senior Vice President of Operations for Jillian’s from June 2004 to January 2006, as Vice President of Kitchen Operations from November 2000 until June 2003, as Vice President of Information Systems from November 1996 until November 2000 and as Vice President and Director of Training from November 1994 until November 1996. From 1982 until November 1994, he served in operating positions of increasing responsibility for us and our predecessors.

Jay L. Tobin, has served as our Senior Vice President, General Counsel and Secretary since May 2006. From 1988 to 2005, he served in various capacities (most recently as Senior Vice President and Deputy General Counsel) of Brinker International, Inc.

Jeffrey C. Wood, has served as our Senior Vice President and Chief Development Officer since June 2006. Mr. Wood previously served as Vice President of Restaurant Leasing for Simon Property Group, a shopping mall owner and real estate company from April 2005 until June 2006 and in various capacities (including Vice President of Development—Emerging Concepts and Vice President of Real Estate and Property Development) with Brinker International, Inc. from 1993 until November 2004.

Greg S. Feldman, became a director and Chairman of our board of directors upon consummation of the Merger in March 2006. Mr. Feldman is a Managing Partner of Wellspring, which he co-founded in January 1995.

Daniel Y. Han, became a director in November 2006. He has served as Vice President of Wellspring Capital Management LLC since May 2006 and prior to that date he served in various other capacities with Wellspring from September 2002.

Carl M. Stanton, became a director upon consummation of the Merger in March 2006. Mr. Stanton is a Managing Partner at Wellspring, which he joined in 1998.

Corporate governance

We intend to apply to have our common stock listed on the NASDAQ. For purposes of the NASDAQ rules, we expect to be a “controlled company.” “Controlled companies” under those rules are companies of which more than 50% of the voting power is held by an individual, a group or another company. Wellspring will continue to control more than 50% of the voting power of our common stock upon completion of this offering and are able to elect our entire board of directors. Accordingly, we are eligible to, and we intend to, take advantage of certain exemptions from NASDAQ governance requirements provided in the NASDAQ rules. Specifically, as a controlled company under NASDAQ rules, we are not required to have a majority of independent directors or a Compensation Committee composed entirely of independent directors. We are also not required to have a nominating committee. The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NASDAQ rules, which require that our Audit Committee be composed of three independent directors.

Board structure

Composition of our board of directors

Our board of directors currently consists of five directors. Our amended and restated by-laws will provide that our board of directors will consist of no less than          nor more than         persons. The exact number of members of our board of directors will be determined from time to time by resolution of a majority of our full board of directors. Upon consummation of this offering, our board will be divided into three classes as described below, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Messrs.            ,              and             will serve initially as Class I directors (with a term expiring in 2009). Messrs.            ,             and             will serve initially as Class II directors (with a term expiring in 2010). Messrs.            ,             and             will serve initially as Class III directors (with a term expiring in 2011).

Each of our directors and officers holds office until a successor is elected or qualified or until his earlier death, resignation, or removal.

Committees of the board

Upon consummation of this offering, our board of directors will have an Audit Committee and a Compensation Committee. Our Audit Committee will be comprised entirely of independent directors upon the consummation of this offering. As a controlled company, we are not required to have a nominating committee. The following is a brief description of our committees.

Audit Committee.    Our Audit Committee recommends to the board of directors the appointment of our independent auditors, reviews and approves the scope of the annual audits of our financial statements, reviews our internal control over financial reporting, reviews and approves any non-audit services performed by the independent auditors, reviews the findings and recommendations of the internal and independent auditors and periodically reviews major accounting policies.

The Audit Committee is currently comprised of Messrs. Han (Chair), Feldman and Stanton. Upon completion of the offering, Messrs.             ,              and              will be the members of our Audit Committee. The Board of Directors has determined that each of the members of the Audit Committee is qualified as Audit Committee “financial expert” under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002. Mr.              meets the independence and the experience requirements of the NASDAQ and the federal securities laws.

Compensation Committee.    The Compensation Committee is currently comprised of Messrs. Feldman (Chair), Han and Stanton. Our Compensation Committee reviews our compensation philosophy and strategy, administers incentive compensation and stock option plans, reviews the CEO’s performance and compensation, reviews recommendations on compensation of other executive officers, and reviews other special compensation matters, such as executive employment agreements.

Director independence

We have determined that Messrs.            ,              and                  are independent as such term is defined by the applicable rules and regulations of the NASDAQ and the federal securities laws.

Limitation of liability of directors

Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes and empowers a Delaware corporation to indemnify its directors, officers, employees and agents against liabilities incurred in connection with, and related expenses resulting from, any claim, action or suit brought against any such person as a result of his or her relationship with the corporation, provided that such persons acted in good faith and in a manner such person reasonably believed to be in, and not opposed to, the best interests of the corporation in connection with the acts or events on which such claim, action or suit is based. The finding of either civil or criminal liability on the part of such person in connection with such acts or events is not necessarily determinative of the question of whether such person has met the required standard of conduct and is, accordingly, entitled to be indemnified.

In addition, our certificate of incorporation and by-laws will provide that we indemnify each director and the officers, employees and agents determined by our board of directors to the fullest extent provided by the laws of the State of Delaware. See “Description of capital stock—Directors’ liability; indemnification of directors and officers.”

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholder for monetary damages for breach of fiduciary duty as a director, except for liability: (1) for any breach of the director’s duty of loyalty to the company or its stockholders; (2) for acts or omissions not in good faith or which include intentional misconduct or a knowing violation of law; (3) under Section 174 of the DGCL (certain unlawful payments of dividend or unlawful stock purchases or redemptions); or (4) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation includes such a provision.

Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of the law. We maintain standard policies of insurance under which coverage is provided, subject to the terms and conditions of such policies: (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act; and (2) to us with respect to payments that may be made by the registrant to such officers and directors pursuant to the above indemnification provisions or otherwise as a matter of law.

There is currently no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Executive compensation

Compensation discussion and analysis

This section describes our compensation program for our named executive officers (“NEOs”). The following discussion focuses on our compensation program and compensation-related decisions for fiscal 2007 and also addresses why we believe our compensation program is right for us.

Compensation philosophy and overall objectives of executive compensation programs

It is our philosophy to link executive compensation to corporate performance and to create incentives for management to enhance our value. The following objectives have been adopted by the Compensation Committee as guidelines for compensation decisions:

•	provide a competitive total executive compensation package that enables us to attract, motivate and retain key executives;

•	integrate the compensation arrangements with our annual and long-term business objectives and strategy, and focus executives on the fulfillment of these objectives; and

•	provide variable compensation opportunities that are directly linked with our financial and strategic performance.

Procedures for determining compensation

Our Compensation Committee has the overall responsibility for designing and evaluating the salaries, incentive plan compensation, policies and programs for our NEOs. The Compensation Committee relies on input from our Chief Executive Officer and the President regarding the NEOs (other than themselves) and an analysis of our corporate performance. With respect to the compensation for the Chief Executive Officer and the President, the Compensation Committee evaluates the Chief Executive Officer’s and the President’s respective performance.

The Compensation Committee may, in its sole discretion, approve, in whole or in part, the recommendations of the Chief Executive Officer and the President. By a delegation of authority from the board of directors, the Compensation Committee has final authority regarding the overall compensation structure for the NEOs (other than stock option awards). With respect to our corporate performance as a factor for compensation decisions, the Compensation Committee considers, among other aspects, our long-term and short-term strategic goals, revenue goals and profitability.

In determining the adjustments to the compensation of our NEOs, we did not conduct a peer group study, perform a benchmarking survey for fiscal 2007 or rely on a compensation consultant. Our Compensation Committee relies on Wellspring’s experience in managing other portfolio companies, and those experiences informed and guided our compensation decisions for fiscal 2007.

Elements of compensation

The compensation of our NEOs consists primarily of four major components:

•	base salary;

•	annual incentive awards;

•	long-term incentive awards; and

•	other benefits.

Base salary

The base salary of each of our NEOs is determined based on an evaluation of the responsibilities of that position, each NEO’s historical salary earned in similar management positions and Wellspring’s experience in managing other portfolio companies. A significant portion of each NEO’s total compensation is in the form of base salary. The salary component was designed to provide the NEOs with consistent income and to attract and retain talented and experienced executives capable of managing our operations and strategic growth. Annually, the performance of each NEO is reviewed by the Compensation Committee using information and evaluations provided by the Chief Executive Officer and the President with respect to the other NEOs and its own assessment of the Chief Executive Officer and the President, taking into account our operating and financial results for the year, a subjective assessment of the contribution of each NEO to such results, the achievement of our strategic growth and any changes in our NEOs’ roles and responsibilities. During fiscal 2007, each of the NEOs received one merit-based increase in base salary.

Annual incentive plan

The Dave & Buster’s, Inc. Executive Incentive Plan (the “Incentive Plan”) is designed to recognize and reward our employees for contributing towards the achievement of our annual business plan. The Compensation Committee believes the Incentive Plan serves as a valuable short-term incentive program for providing cash bonus opportunities for our employees upon achievement of targeted operating results as determined by the Compensation Committee and the board of directors. The fiscal 2007 Incentive Plan for most employees was based on our targeted EBITDA for fiscal 2007. However, substantially all of the NEOs received a bonus based on an achievement of various corporate objectives (including items such as EBITDA, total revenues, comparable store sales and similar measures) as determined by the Compensation Committee prior to the beginning of fiscal 2007. Generally, bonus payouts are based 75% on the achievement of a target based on EBITDA and 25% on the achievement of total revenue targets. Our Chief Development Officer’s bonus for fiscal 2007 was also based upon the achievement of a capital expenditure metric which is unique to his role. The Compensation Committee reviews and modifies the performance goals for the Incentive Plan as necessary to ensure reasonableness, achievability and consistency with our overall objectives. In fiscal 2007, incentive compensation awards for all of the NEOs were approved by the Compensation Committee and reported to the board of directors. The Compensation Committee and the board of directors believe the fiscal 2007 performance targets were challenging to achieve and yet provided an appropriate incentive for performance, in that it required the achievement of a significant increase in revenues and EBITDA relative to our prior year performance.

Under each NEO’s employment agreement and the Incentive Plan, a target bonus opportunity is expressed as 50% of an NEO’s annualized base salary as of the end of the fiscal year. Bonuses in excess or below the target level may be paid subject to a prescribed maximum or minimum. Below a minimum threshold level of performance, no awards will be granted under the Incentive Plan.

At the close of the performance period, the Compensation Committee determined the bonuses for the NEOs following the annual audit and reporting of financial results for fiscal 2007 and reported the awards to the board of directors. The Compensation Committee authorized bonuses to the NEOs in amounts that were commensurate with the results achieved at the end of fiscal 2007. In reviewing fiscal 2007 Incentive Plan results, the Compensation Committee recognized that we exceeded the EBITDA based target and total revenue target for financial performance, which resulted in an award above target level performance for all employees, including the NEOs. Overall, our NEOs were paid between 130% and 150% of their target bonus opportunity for fiscal 2007 based on the achievement of maximum EBITDA based targets and the achievement of between target and maximum total revenue targets.

The Compensation Committee believes the incentive awards were warranted and consistent with the performance of such executives during fiscal 2007 based on the Compensation Committee’s evaluation of each individual’s overall contribution to accomplishing our fiscal 2007 corporate goals and of each individual’s achievement of strategic and individual performance goals during the year.

Long-term incentives

The Compensation Committee believes that it is essential to align the interests of the executives and other key management personnel responsible for our growth with the interests of our stockholders. The Compensation Committee has also identified the need to retain tenured, high performing executives. The Compensation Committee believes that these objectives are accomplished through the provision of stock-based incentives that align the interests of management personnel with the objectives of enhancing our value, as set forth in the WS Midway Holdings, Inc. Stock Option Plan (the “Stock Option Plan”).

The board of directors of Holdings awarded stock options to the NEOs during fiscal 2006 and made additional awards of stock options only to certain NEOs in fiscal 2007 in order to equalize the equity compensation among the NEOs as additional shares became available for grants under the Stock Option Plan following certain forfeitures. The Stock Option Plan was established, generally, to compensate option recipients for working to increase our value.

There have been two separate stock option grants to our NEOs. The date of grant and the exercise price of the stock option awards were established on the date of the board of directors’ meeting. The exercise price was established by the board of directors of Holdings and supported by an independent valuation.

In general, we provide our NEOs with a combination of service-based stock options with gradual vesting schedules and performance-based stock options that vest upon the attainment of a pre-established performance target. The mix of service-vested and performance-vested stock options varies among the NEOs. A greater number of stock options were granted to our more senior officers who have more strategic responsibilities. A majority of the stock options granted have a performance-based vesting feature. The options with service-based vesting typically vest ratably over a five-year period with 20% vesting on the first anniversary of the grant date. With respect to service-based options granted on December 11, 2006, the options vest ratably over a five-year period commencing on March 8, 2007. The options with performance-based vesting generally do not have any value to the recipient unless and until (1) there is a sale of Holdings (or other defined liquidity event) and (2) Wellspring achieves a stipulated internal rate of return (15% or 25% depending on the applicable option grant) on its initial investment.

In connection with this offering, all options granted under the Stock Option Plan (including options with performance-based vesting) that are outstanding immediately prior to the completion of this offering shall become fully vested and immediately exercisable upon the completion of this offering, subject only to any lock-up restrictions as described in “Shares available for future sale—Lock-up agreements.” We do not intend to make any additional equity grants or to adopt a new equity plan in connection with the completion of this offering.

With respect to future grants, all shares available for issuance under the Stock Option Plan have been granted. The only option grants that can be made in the future would be the re-allocation of options forfeited by a participant.

The Compensation Committee will review long-term incentives to assure that our executive officers and other key employees are appropriately motivated and rewarded based on our long-term financial success.

Other benefits

Retirement Benefits.    Our employees, including our NEOs, are eligible to participate in the 401(k) retirement plan on the same basis as other employees. However, tax regulations impose a limit on the amount of compensation that may be deferred for purposes of retirement savings. As a result, we established the Select Executive Retirement Plan (the “SERP”). See “—2007 Nonqualified deferred compensation” for a discussion of the SERP.

Perquisites and Other Benefits.    We offer our NEOs modest perquisites and other personal benefits that we believe are reasonable and in our best interest, including car allowances, country club memberships, company-paid financial counseling and tax preparation services and supplemental medical benefits. See “—2007 Summary compensation table.”

Severance Benefits.    We have entered into employment agreements with each of our NEOs. These agreements provide our NEOs with certain severance benefits in the event of involuntary termination or adverse job changes. See “—Employment agreements.”

Deductibility of executive compensation

Section 162(m) of the Internal Revenue Code under the Omnibus Budget Reconciliation Act of 1993 limits the deductibility of compensation over $1 million paid by a company to an executive officer. We will not be subject to the provisions of Section 162(m) because of a transitional relief exception under Section 162(m) that applies to newly public companies for a period of three years following the completion of this offering. In order to prepare for the completion of the three-year transitional relief period under Section 162(m), the Compensation Committee will take action to qualify most compensation approaches to ensure deductibility, except in those limited cases in which the Compensation Committee believes stockholder interests are best served by retaining flexibility. In such cases, the Compensation Committee will consider various alternatives to preserving the deductibility of compensation payments and benefits to the extent reasonably practicable and to the extent consistent with its compensation objectives.

2007 Summary compensation table

The following table sets forth information concerning all compensation paid by us or accrued during fiscal 2007 to or for each person serving as our Chief Executive Officer and Chief Financial Officer in fiscal 2007 and each of the three most highly compensated executive officers serving at the end of fiscal 2007.

Name and principal position	Year	Salary ($)(2)	Bonus ($)	Option awards(3) ($)	Non-equity incentive plan compensation ($)	All other compensation(4) ($)	Total ($)

Stephen M. King	2007	600,000	—	347,463	422,250	43,703	1,413,416
(CEO)	2006	338,462	—	102,072	220,000	24,768	685,302

Brian A. Jenkins	2007	278,777	—	173,944	196,190	25,320	674,231
(SVP and CFO)	2006	42,308	—	39,745	22,377	2,970	107,400

David O. Corriveau(1)	2007	66,696	—	—	—	3,261,892	3,328,588
(President)	2006	560,577	875,000	—	—	1,449,803	2,885,380

Starlette B. Johnson	2007	396,154	—	297,828	281,500	21,666	997,148
(President and COO)	2006	246,634	—	87,491	206,250	17,472	557,847

Jeffrey C. Wood	2007	304,231	—	122,443	205,375	42,874	674,923
(SVP and Chief Development Officer)	2006	204,231	—	39,745	165,000	17,476	426,452

Jay L. Tobin	2007	292,308	—	105,064	211,125	37,048	645,545
(SVP, General Counsel and Secretary)	2006	194,231	—	25,164	137,500	21,904	378,799

(1)	Mr. Corriveau departed from Dave & Buster’s, Inc. on March 16, 2007, subsequent to the end of fiscal 2006. Pursuant to the Employment Agreement and Executive Retention Agreement, each dated April 3, 2000, by and between Mr. Corriveau and us, Mr. Corriveau received termination pay during fiscal 2007 equal to (a) two times the sum of his annual salary and maximum bonus payable under our Incentive Plan, (b) a prorated annual bonus (calculated at the maximum rate payable under our Incentive Plan) for fiscal 2007, and (c) the value of certain employee benefits for the period commencing on March 16, 2007 and ending March 2009. These payments have been included under “all other compensation” for fiscal 2007.

(2)	Base salary for each of our NEOs for fiscal 2006 reflects less than a full year of employment. See “Management—Directors and Executive Officers.” The following salary deferrals were made under the SERP: Mr. King, $36,000; Mr. Jenkins, $16,500; Mr. Wood, $76,058; and Mr. Tobin, $17,539.

(3)	Amounts in this column reflect the dollar amount, without any reduction for risk of forfeiture, recognized for financial reporting purposes for the fiscal year ended February 3, 2008, in accordance with Statement of Financial Accounting Standards 123R, “Share-Based Payments” (SFAS 123R). The assumptions used in calculating these amounts in accordance with SFAS 123R are included in Note 1 to our audited financial statements included elsewhere in this prospectus.

(4)	The following table sets forth the components of “All other compensation”:

Name	Year	Car allowance ($)	Financial planning/ legal fees ($)	Club dues ($)	Supplemental medical ($)	Insurance premiums ($)	Company contri- butions to retirement & 401(K) plans ($)	Severance payments/ accruals ($)	Total ($)

Stephen M. King	2007	10,000	1,215	3,120	11,599	—	17,769	—	43,703
	2006	8,462	—	2,640	3,512	—	10,154	—	24,768
Brian A. Jenkins	2007	10,000	—	3,120	3,950	—	8,250	—	25,320
	2006	1,538	—	480	—	—	952	—	2,970
David O. Corriveau	2007	1,154	—	577	—	—	—	3,260,161	3,261,892
	2006	10,193	189	5,096	1,357	7,968	—	1,425,000	1,449,803
Starlette B. Johnson	2007	10,000	5,470	3,120	1,937	—	1,139	—	21,666
	2006	6,577	2,953	2,052	2,862	—	3,028	—	17,472
Jeffrey C. Wood	2007	10,000	950	3,120	18,263	—	10,541	—	42,874
	2006	6,923	1,150	2,160	1,186	—	6,057	—	17,476
Jay L. Tobin	2007	10,000	5,000	3,120	9,063	—	9,865	—	37,048
	2006	7,692	—	2,400	6,283	—	5,529	—	21,904

Grants of plan-based awards in fiscal 2007

The following table shows the grants of plan-based awards to the NEOs in fiscal 2007.

		Estimated future payouts under non-equity incentive plan awards(1)			Estimated future payouts under equity incentive plan awards (#)(2)	All other option awards: number of securities under- lying options awards (#)(3)	Exercise or base price of option awards ($/Sh)(4)	Grant date fair value of stock and option awards ($)(5)
Name	Grant date	Threshold ($)	Target ($)	Maximum ($)

Stephen M. King		150,000	300,000	450,000
Brian A. Jenkins		75,000	150,000	225,000
	05/11/2007	—	—	—	300.28	300.28	1,045	193,681
David O. Corriveau	—	—	—	—
Starlette B. Johnson		100,000	200,000	300,000
Jeffrey C. Wood		77,500	155,000	232,500
Jay L. Tobin		75,000	150,000	225,000
	05/11/2007	—	—	—	503.40	150.14	1,045	166,519

(1)	All such payouts are pursuant to our fiscal 2007 Incentive Plan, as more particularly described under “—Annual incentive plan” above and actual payouts are recorded under “Non-equity incentive plan compensation” in the “—2007 summary compensation table.”

(2)	The listed equity incentive plan awards are grants of stock options under the Stock Option Plan as more particularly described under “—Long-term incentives”. The options listed are subject to performance-based vesting.

(3)	The listed equity incentive plan awards are grants of stock options under the Stock Option Plan as more particularly described under “—Long-term incentives”. The options listed are subject to service-based vesting.

(4)	There is no market for the shares of Holdings. The exercise price was established by the board of directors of Holdings and supported by an independent valuation.

(5)	Shown is the aggregate grant date fair value computed in accordance with SFAS 123R for option awards in fiscal 2007.

Outstanding equity awards at fiscal 2007 year-end

	Number of securities underlying unexercised options (#)		Number of securities underlying unexercised unearned options (#)(2)	Option exercise price ($)	Option expiration date(3)
Name	Exercisable(1)	Unexercisable

Stephen M. King	210.19	840.78	3523.83	1,000	03/08/2016
Brian A. Jenkins	90.08	360.34	803.69	1,000	03/08/2016
	—	300.28	300.28	1,045	05/11/2017
David O. Corriveau	—	—		—	—
Starlette B. Johnson	180.17	720.66	3020.44	1,000	03/08/2016
Jeffrey C. Wood	90.08	360.34	803.69	1,000	03/08/2016
Jay L. Tobin	60.06	240.22	300.28	1,000	03/08/2016
	—	150.14	503.40	1,045	05/11/2017

(1)	The listed options were granted under the Stock Option Plan. Of the service-based portions of such options the options vest ratably over a five-year period commencing on the first anniversary of the date of grant. With respect to service-based options granted on December 11, 2006, the options vest ratably over a five-year period commencing on March 8, 2007.

(2)	The performance-based portion of such options shall vest only upon a “sale” of Holdings or upon certain other liquidity events, and then if and only if, Wellspring achieves a designated internal rate of return on its initial investment.

(3)	In connection with this offering, all options granted under the Stock Option Plan (including options with performance-based vesting) that are outstanding immediately prior to the completion of this offering shall become fully vested and immediately exercisable upon the completion of this offering, subject only to any lock-up restrictions as described in “Shares available for future sale—Lock-up agreements.”

2007 Nonqualified deferred compensation

The SERP is an unfunded defined contribution plan designed to permit a select group of management or highly compensated employees to set aside additional retirement benefits on a pre-tax basis. The SERP has a variety of investment options similar in type to our 401(k) plan. Any employer contributions to a participant’s account vest in equal portions over a five-year period, and become immediately vested upon termination of a participant’s employment on or after age 65 or by reason of the participant’s death or disability, and upon a change of control (as defined in the plan). Pursuant to Section 409A of the Internal Revenue Code, however, such distribution cannot be made to certain employees of a publicly traded corporation before the earlier of six months following the employee’s termination date or the death of the employee. Withdrawals from the SERP may be permitted in the event of an unforeseeable emergency.

The following table shows contributions to each NEO’s deferred compensation account in 2007 and the aggregate amount of such officer’s deferred compensation as of February 3, 2008.

Name	Executive contributions in last fiscal year($)(1)	Registrant contributions in last fiscal year($)(2)	Aggregate earnings in last fiscal year ($)	Aggregate withdrawals / distributions ($)	Aggregate balance at last fiscal year-end ($)

Stephen M. King	36,000	17,769	(3,382)	—	83,634
Brian A. Jenkins	16,500	8,250	732	—	28,342
David O. Corriveau	—	—	—	—	—
Starlette B. Johnson	—	—	244	—	9,266
Jeffrey C. Wood	76,058	9,065	(3,620)	—	178,877
Jay L. Tobin	17,539	8,712	2,132	—	44,115

(1)	Amounts are included in the column of the “—2007 Summary compensation table.”

(2)	Amounts shown are matching contributions pursuant to the deferred compensation plan. These amounts are included in the “Salary” and “All other compensation” columns of the “—2007 Summary compensation table.”

Employment agreements

During fiscal 2008, we entered into amended and restated employment agreements with our NEOs to reflect the current compensation arrangements of each of the NEOs and to update such agreements for regulatory compliance. The employment agreement for each NEO provides for an initial term of two years, subject to automatic one-year renewals unless terminated earlier by the NEO or us. Under the terms of the employment agreements, each NEO is entitled to a minimum base salary and shall receive an annual salary increase commensurate with such officer’s performance during the year, as determined by annual performance evaluations. Our NEOs are also entitled to participate in our Incentive Plan and in any profit sharing, qualified and nonqualified retirement plans and any health, life, accident, disability insurance, sick leave, supplemental medical reimbursement insurance, or benefit plans or programs as we may choose to make available now or in the future. Officers are entitled to receive an annual automobile allowance, an allowance for country club membership and paid vacation. In addition, the employment agreements contain provisions providing for severance payments and continuation of benefits under certain circumstances including termination by us without cause, upon execution of a general release of claims in favor of us. Each employment agreement contains a standard confidentiality covenant.

Potential payments upon termination or change in control

The following is a discussion of the rights of the NEOs under the Stock Option Plan and the employment agreements following a termination of employment or change in control.

Stock option plan

Pursuant to the Stock Option Plan, an executive officer who dies, becomes disabled, or leaves us for any reason will be eligible to retain all vested stock options (or such options shall be passed to such employee’s estate or personal representative). Any unvested stock options shall be terminated. Upon a sale or liquidity event as more particularly described in the Stock Option Plan, all service-based stock options shall become vested and immediately exercisable and all performance-based stock options shall become vested and, subject to certain other performance requirements set forth in the Stock Option Plan, immediately exercisable. In connection with this offering, all options granted under the Stock Option Plan (including options with performance-based vesting) that are outstanding immediately prior to the completion of this offering shall become fully vested and immediately exercisable upon the completion of this offering, subject only to any lock-up restrictions as described in “Shares available for future sale—Lock-up agreements.”

Employment agreements

Deferred compensation.    All contributions made by an executive officer to a deferred compensation account, and all vested portions of our contributions to such deferred compensation account, shall be disbursed to the executive officer upon termination of employment for any reason. See “—2007 Nonqualified deferred compensation.”

Resignation.    If an executive officer resigns from employment with us, such officer is not eligible for any further payments of salary, bonus, or benefits and such officer shall only be entitled to receive that compensation which has been earned by the officer through the date of termination.

Involuntary Termination Not for Cause.    In the event of involuntary termination of employment other than for Cause (as defined in the employment agreements), an executive officer would be entitled to 12 months of severance pay at such officer’s then-current base salary, the pro rata portion of the annual bonus, if any, earned by the officer for the then-current fiscal year, 12 months continuation of such officer’s automobile allowance, and monthly payments for a period of six months equal to the monthly premium required by such officers to maintain health insurance benefits provided by our group health insurance plan, in accordance with the requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985.

Termination for Cause.    In the event of termination for Cause, the officer is not eligible for any further payments of salary, bonus, or benefits and shall be only entitled to receive that compensation which has been earned by the officer through the date of termination.

Termination for good reason.    In the event the employee chooses to terminate his or her employment for reasons such as material breach of the employment agreement by us, relocation of the office where the officer performs his or her duties, assignment to the officer of any duties, authority, or responsibilities that are materially inconsistent with such officer’s position, authority, duties or responsibilities or other similar actions, such officer shall be entitled to the same benefits described above under “—Involuntary Termination Not for Cause.”

Death or disability.    The benefits to which an officer (or such officer’s estate or representative) would be entitled in the event of death or disability are as described above under “—Involuntary Termination Not for Cause.” However, the amount of salary paid to any such disabled officer shall be reduced by any income replacement benefits received from the disability insurance we provide.

Information concerning the potential payments upon a termination of employment or change in control is set forth in tabular form below for each NEO. Information is provided as if the termination, death, disability or change in control (which includes a “sale” of Holdings (as defined in the Stock Option Plan) and certain other liquidity events) had occurred as of February 3, 2008 (the last day of fiscal 2007).

Name	Benefit	Resignation ($)	Termination w/out cause($)	Termination with cause($)	Termination with good reason($)	Death / disability ($)	Change in control

Stephen M. King	Salary	—	600,000	—	600,000	600,000	—
	Bonus(1)	—	300,000	—	300,000	300,000	—
	Car	—	10,000	—	10,000	10,000	—
	H & W Benefits	—	9,354	—	9,354	9,354	—
	Vacation	—	46,154	—	46,154	46,154	—
	Deferred Compensation	67,138	67,138	67,138	67,138	83,634	83,634
	Stock Option Acceleration(2)						$
Starlette B. Johnson	Salary	—	400,000	—	400,000	400,000	—
	Bonus(1)	—	200,000	—	200,000	200,000	—
	Car	—	10,000	—	10,000	10,000	—
	H & W Benefits	—	2,923	—	2,923	2,923	—
	Vacation	—	30,769	—	30,769	30,769	—
	Deferred Compensation	6,806	6,806	6,806	6,806	9,266	9,266
	Stock Option Acceleration(2)	—	—	—	—	—	$
Brian A. Jenkins	Salary	—	300,000	—	300,000	300,000	—
	Bonus(1)	—	150,000	—	150,000	150,000	—
	Car	—	10,000	—	10,000	10,000	—
	H & W Benefits	—	9,354	—	9,354	9,354	—
	Vacation	—	23,077	—	23,077	23,077	—
	Deferred Compensation	20,784	20,784	20,784	20,784	28,342	28,342
	Stock Option Acceleration(2)	—	—	—	—	—	$
Jeffrey C. Wood	Salary	—	310,000	—	310,000	310,000	—
	Bonus(1)	—	155,000	—	155,000	155,000	—
	Car	—	10,000	—	10,000	10,000	—
	H & W Benefits	—	9,354	—	9,354	9,354	—
	Vacation	—	23,846	—	23,846	23,846	—
	Deferred Compensation	167,252	167,252	167,252	167,252	178,877	178,877
	Stock Option Acceleration(2)	—	—	—	—	—	$
Jay L. Tobin	Salary	—	300,000	—	300,000	300,000	—
	Bonus(1)	—	150,000	—	150,000	150,000	—
	Car	—	10,000	—	10,000	10,000	—
	H & W Benefits	—	9,354	—	9,354	9,354	—
	Vacation	—	23,077	—	23,077	23,077	—
	Deferred Compensation	35,383	35,383	35,383	35,383	44,115	44,115
	Stock Option Acceleration(2)	—	—	—	—	—	$

(1)	Accrued and unpaid non-equity incentive compensation payable pursuant to our 2007 Incentive Plan.
(2)	Reflects compensation in connection with the accelerated vesting of options granted under our Stock Option Plan in connection with this offering. Assumes the fair market value of the options as of February 3, 2008 was $ per share, the midpoint of the range set forth on the cover page of this prospectus less the per share option exercise price multiplied by the number of unvested options.

Director compensation

Our directors are not offered compensation for the services they provide as directors.

Principal and selling stockholders

The table below sets forth, as of June 30, 2008, information with respect to the beneficial ownership of our common stock by:

•	each of our directors and each of the executive officers named in the “2007 Summary compensation table” under “Executive compensation”;

•	each of the selling stockholders;

•	each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock; and

•	all of our directors and executive officers as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

Name and address of beneficial owner(1)	Shares of common stock beneficially owned before this offering		Number of shares being offered	Shares of common stock beneficially owned after this offering(2)		Percent of class beneficially owned assuming exercise of over- allotment option(3)
	Number	Percentage		Number	Percentage

5% Stockholders
Wellspring Capital Partners III, L.P.(4)	88,100	81.5%
HBK Main Street Investments L.P.(5)	20,000	18.5%

Named Executive Officers and Directors
Stephen M. King(6)	4,574.80	4.1%
Starlette B. Johnson(6)	3,921.28	3.5%
Brian A. Jenkins(6)	1,845.66	1.7%
Jeffrey C. Wood(6)	1,254.10	1.1%
Jay L. Tobin(6)	1,254.10	1.1%
Greg S. Feldman(7)(8)	88,100	81.5%
Daniel Y. Han(8)	—	—
Carl M. Stanton(7)(8)	88,100	81.5%
All directors and executive officers as a group (13 persons)(9)	104,329.12	83.9%

(1)	Unless otherwise indicated, the address of each person listed in this table is c/o Dave & Buster’s Holdings, Inc., 2481 Mañana Drive, Dallas, Texas 75220.

(2)	Assumes no exercise of the underwriters’ option to purchase additional shares to cover over-allotments.

(3)	The underwriters have an option to purchase up to an additional shares. Assumes that the underwriters exercise their over-allotment option in full.

(4)	The following natural persons have dispositive voting or investment control over the shares beneficially owned by Wellspring: William F. Dawson, Jr., Greg S. Feldman, David Mariano and Carl M. Stanton. Each of these individuals disclaims beneficial ownership of the shares owned by Wellspring except to the extent he has a pecuniary interest therein. Wellspring’s address is Lever House, 390 Park Avenue, 5th Floor, New York, New York 10022.

(5)	HBK has shared voting and dispositive power over the shares held by HBK Main Street Investments L.P. pursuant to an Investment Management Agreement between HBK and HBK Main Street Investments L.P. HBK has delegated discretion to vote and dispose of the shares to HBK Services LLC. The following individuals may be deemed to have control over HBK and HBK Services LLC: Jamiel A. Akhtar, Richard L. Booth, David C. Haley, Laurence H. Lebowitz and William E. Rose. Each of these individuals disclaims beneficial ownership of the shares except to the extent he has a pecuniary interest therein. HBK’s address is 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201.

(6)	Represents options to purchase common stock that are currently vested and exercisable or will become vested and exercisable within 60 days. In connection with this offering, all options granted under our stock option plan that are outstanding immediately prior to the completion of this offering shall become fully vested and immediately exercisable upon the completion of this offering, subject only to any lock-up restrictions as described in “Shares available for future sale—Lock-up agreements.”

(7)	Represents shares of common stock owned by Wellspring. Messrs. Feldman and Stanton disclaim beneficial ownership of the shares owned by Wellspring except to the extent of his pecuniary interest therein.

(8)	The address of this director is c/o Wellspring Capital Management LLC, Lever House, 390 Park Avenue, 5th Floor, New York, New York 10022.

(9)	This amount includes options to purchase 16,229.12 shares of common stock that are vested and exercisable.

Relationship with selling stockholders

All of the shares offered by Wellspring and HBK were received by them in connection with the Merger in 2006. Additional information with respect to Wellspring and HBK, and each of its material relationships with us, if any, is provided under the caption “Certain relationships and related party transactions.”

Certain relationships and related party transactions

Expense reimbursement agreement

In March 2006, Dave & Buster’s became a party to an expense reimbursement agreement with an affiliate of Wellspring, pursuant to which the Wellspring affiliate provides general advice to us in connection with long-term strategic plans and the development and expansion of our business activities, financial management, administrative and operating activities, strategic transactions and other business matters. The expense reimbursement agreement provides for an annual expense reimbursement of up to $750,000 to the Wellspring affiliate for all out-of-pocket expenses incurred by the Wellspring affiliate in connection with its services in lieu of other fees plus all out-of-pocket third-party expenses, on a dollar-for-dollar basis in connection with (i) the procurement of insurance and any insurance premiums paid on behalf of us or our directors, officers and employees and (ii) goods and services purchased by the Wellspring affiliate for our benefit. Dave & Buster’s paid the Wellspring affiliate $750,000 in fiscal 2007 and $679,000 in fiscal 2006 pursuant to the expense reimbursement agreement. In addition, the expense reimbursement agreement includes customary indemnification provisions pursuant to which we indemnify the Wellspring affiliate and its affiliates from and against all liabilities and expenses incurred by it in connection with its services to us. The expense reimbursement agreement will terminate upon the consummation of this offering.

Registration rights agreement

In connection with the Merger, in March 2006, Wellspring and HBK entered into a registration rights agreement with us. As part of the registration rights agreement, commencing six months following the closing of this offering, Wellspring is entitled to a total of four demand registrations, subject to customary terms and conditions, including the right to require us to effect a shelf registration if we are eligible to file registration statements on Form S-3.

Under the registration rights agreement, in connection with a demand registration, we may not include any securities to be sold for our account without the prior written consent of Wellspring (except that shares of HBK may be included pursuant to HBK’s piggyback registration rights without the consent of Wellspring). If, in connection with a demand registration by Wellspring, the managing underwriter advises us and Wellspring that, in its opinion, the number of securities proposed to be offered would adversely affect the marketability of the offering, the number of shares included in the offering will be determined as follows:

•	first, shares offered by Wellspring and HBK (pro rata, based on the number of their respective shares requested to be included in such offering); and

•

second, shares offered by us for our own account and shares offered by any other stockholder (pro rata, based on the number of securities requested to be included in such offering by us and the other stockholders).

The registration rights agreement also provides that HBK is entitled to customary piggyback registration rights in the event that we register shares of our common stock for our own account or for the account of any other stockholder with the SEC in connection with a public offering. If, in connection with a piggyback registration, the managing underwriter advises us and the stockholders to be included in such piggyback registration that, in its opinion, the number of securities proposed to be offered would adversely affect the marketability of the offering, the number of shares included in the offering will be determined as follows:

•	first, shares offered by us for our own account;

•	second, shares offered by Wellspring and HBK (pro rata, based on the number of their respective shares requested to be included in such offering); and

•	third, shares offered by any other stockholders (pro rata, based on the number of their respective shares requested to be included in such offering).

Under the registration rights agreement, we have agreed to indemnify Wellspring and HBK in connection with any other public offering, and to pay all registration related expenses (other than underwriting discounts and commissions and certain other expenses). See “Shares available for future sale—Registration rights.”

Related party transactions policies and procedures

Under our Code of Business Ethics, employees are required to report, among other things, transactions that may be considered a related party transaction to their supervisor, another manager, the Vice President of Human Resources or the General Counsel. Upon the consummation of this offering, we will adopt a written Related Person Transaction Policy (the “policy”), which will formalize our policy with respect to the review, approval and ratification of all related person transactions. In accordance with the policy, our Audit Committee will have overall responsibility for implementation and compliance with this policy.

For the purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeds $             and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship which has been reviewed and approved by our board of directors or Compensation Committee.

Our policy will require that notice of a proposed related person transaction be provided to our legal department prior to entering into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration at its next meeting. Under the policy, our Audit Committee may only approve those related person transactions that are in, or not inconsistent with, our best interests. In the event we become aware of a related person transaction that has not been previously reviewed, approved or ratified under our policy and that is ongoing or is completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

Our policy will also provide that the Audit Committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will also make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

Description of capital stock

In connection with this offering, we expect to amend our certificate of incorporation so that our authorized capital stock will consist of              shares of common stock, par value $0.01 per share and             shares of preferred stock, par value $0.01 per share. After the consummation of this offering, we expect to have             shares of common stock and no shares of preferred stock outstanding. Summarized below are material provisions of our certificate of incorporation and bylaws as they will be in effect upon the completion of this offering, as well as relevant sections of the Delaware General Corporation Law, or the DGCL. The following summary is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the applicable provisions of the DGCL.

Common stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of the common stock do not have any preemptive rights or cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Preferred stock

After the consummation of this offering, we will be authorized to issue up to              shares of preferred stock. Our board of directors will be authorized, subject to limitations prescribed by Delaware law and our certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors will also be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Directors’ liability; indemnification of directors and officers

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursements for expenses incurred arising under the Securities Act.

Our certificate of incorporation will provide that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

•	for any breach of the duty of loyalty;

•	for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;

•	for liability under Section 174 of the DGCL (relating to unlawful dividends, stock repurchases or stock redemptions); or

•	for any transaction from which the director derived any improper personal benefit.

The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under federal securities laws. In addition, our certificate of incorporation and by-laws will provide that we indemnify each director and the officers, employees and agents determined by our board of directors to the fullest extent provided by the laws of the State of Delaware.

Any amendment to or repeal of these provisions will not adversely affect any right or protection of our directors in respect of any act or failure to act that occurred prior to any amendment to or repeal of such provisions or the adoption of an inconsistent provision. If the DGCL is amended to provide further limitation on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL. Our bylaws authorize us to indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions. We intend to maintain director and officer liability insurance, if available on reasonable terms.

Certain certificate of incorporation, by-law and statutory provisions

The provisions of our certificate of incorporation and by-laws summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Stockholder action by written consent; special meetings of stockholders

Our certificate of incorporation will provide that an action required or permitted to be taken at any annual or special meeting of our stockholders may only be taken at a duly called annual or special meeting. This will prevent stockholders from initiating or effecting any action by written consent, and thereby taking actions opposed by the board. Notwithstanding the foregoing, for so long as Wellspring and its affiliates, together with any group, as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, beneficially own at least 50.1% of our outstanding shares of common stock, our stockholders will be permitted to take action by written consent.

Our certificate of incorporation will provide that special meetings of stockholders may be called only by the chairman or by a majority of the members of our board. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting or to require that our board request the calling of a special meeting of stockholders. These provisions, taken together, will prevent stockholders from forcing consideration by the stockholders of stockholder proposals over the opposition of the board, except at an annual meeting.

Stockholder action; advance notice requirements for stockholder proposals and director nominations

Our certificate of incorporation will provide that stockholders may not take action by written consent, but may only take action at duly called annual or special meetings, unless the action to be effected by written consent and the taking of such action by written consent have expressly been approved in advance by the board. In addition, our by-laws will establish advance notice procedures for:

•	stockholders to nominate candidates for election as a director; and

•	stockholders to propose topics for consideration at stockholders’ meetings.

Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our by-laws. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year’s annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year or for the first annual meeting following this offering, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure. Notwithstanding the above, in the event that the number of directors to be elected to the board at an annual meeting is increased and we do not make any public announcement naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year’s annual meeting, a stockholder notice of nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered not later than the close of business on the 10th day following the day on which such public announcement is first made. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

Election and removal of directors

In connection with this offering, our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. Our stockholders may only remove directors for cause and with the vote of at least 66 2/3% of the total voting power of our issued and outstanding capital stock entitled to vote in the election of directors. Our board of directors may elect a director to fill a vacancy, including vacancies created by the expansion of the board of directors. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of our directors.

Our certificate of incorporation and by-laws will not provide for cumulative voting in the election of directors.

Amendment of the certificate of incorporation and by-laws

Our certificate of incorporation will provide that the affirmative vote of the holders of at least 66 2/3% of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors is required to amend the following provisions of our certificate of incorporation:

•	the provisions relating to our classified board of directors;

•

the provisions relating to the number and election of directors, the appointment of directors upon an increase in the number of directors or vacancy and the provisions relating to the removal of directors;

•	the provisions requiring a 66 2/3% stockholder vote for the amendment of certain provisions of our certificate of incorporation and for the adoption, amendment or repeal of our by-laws; and

•	the provisions relating to the restrictions on stockholder actions by written consent.

In addition, the board of directors will be permitted to alter our by-laws without obtaining stockholder approval.

Transfer agent and registrar

The transfer agent and registrar for our common stock will be                     .

NASDAQ Global Market listing

We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “DANB”.

Shares available for future sale

Prior to this offering, there has been no public market for our common stock. We cannot make any prediction as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our common stock. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock. See “Risk factors—Risks related to this offering and our common stock—Future sales of shares of our common stock in the public market could cause our stock price to fall significantly even if our business is profitable.”

Sale of restricted shares

Upon the consummation of this offering, we will have             shares of common stock outstanding, excluding             shares of common stock underlying outstanding options. Of these shares, the             shares sold in this offering (or             shares if the underwriters exercise their option in full) will be freely tradable without restriction or further restriction under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. After this offering, approximately              of our outstanding shares of common stock will be deemed “restricted securities,” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below, or any other applicable exemption under the Securities Act. Immediately following the consummation of this offering, the holders of approximately             shares of common stock will be entitled to dispose of their shares pursuant to the holding period, volume and other restrictions of Rule 144 under the Securities Act, and the holders of approximately             shares of common stock, representing approximately     % of our outstanding common stock, will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter “lock-up” period pursuant to the holding period, volume and other restrictions of Rule 144. The underwriters are entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Rule 144

The availability of Rule 144 will vary depending on whether restricted securities are held by an affiliate or a non-affiliate. In general, under Rule 144, an affiliate who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NASDAQ during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. The volume limitations, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. A non-affiliate who has beneficially owned restricted securities for six months may rely on Rule 144 provided that certain public information regarding us is available. A non-affiliate who has beneficially owned the restricted securities proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

Rule 701

Securities issued in reliance on Rule 701 under the Securities Act are also restricted and may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options/Equity awards

We intend to file a registration statement under the Securities Act to register             shares of common stock reserved for issuance under our stock option plan. As of                     , 2008, there were             options outstanding under our equity incentive plans to purchase a total of             shares of our common stock, of which options to purchase             shares were exercisable immediately. Shares issued upon the exercise of stock options after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-up agreements

Other than in connection with the sale of shares in this offering, our stockholders, officers and directors have agreed that, for a period of 180 days after the date of this prospectus, subject to certain extensions, they will not, without the prior written consent of JPMorgan Securities Inc. and Jefferies & Company dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock.

Immediately following the consummation of this offering, stockholders subject to lock-up agreements will hold             shares of our common stock, representing approximately     % of our then outstanding shares of common stock, or approximately     % if the underwriters exercise their option to purchase additional shares in full.

We have agreed not to issue, sell or otherwise dispose of any shares of our common stock during the 180-day period following the date of this prospectus (subject to certain extensions). We may, however, grant options to purchase shares of common stock and issue shares of common stock upon the exercise of outstanding options under our existing equity incentive plans and in certain other circumstances.

Registration rights

Wellspring and HBK are entitled to registration rights. Under certain circumstances, Wellspring and HBK can require us to file registrations statements that permit them to re-sell their shares. For more information, see “Certain relationships and related party transactions—Registration rights agreement.”

Certain U.S. federal tax consequences for non-U.S. holders

The following is a general summary of the material U.S. federal income tax consequences to a Non-U.S. Holder, as defined below, of the acquisition, ownership and disposition of shares of our common stock purchased pursuant to this offering. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, administrative pronouncements or practices and judicial decisions, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal tax consequences significantly different from those discussed herein. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”). No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions discussed herein or that a U.S. court will not sustain such a challenge.

The following discussion does not purport to be a full description of all U.S. federal income and estate tax considerations that may be relevant to any Holder, as defined below, in light of such Holder’s particular circumstances and only addresses Holders who hold common stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address any (i) U.S. federal alternative minimum tax, (ii) U.S. federal estate, gift, or other non-income tax (except as set forth below) or (iii) any state, local, or non-U.S. tax consequences of the acquisition, ownership, or disposition of our common stock. In addition, this discussion does not address the U.S. federal income and estate tax consequences to beneficial owners of our common stock subject to special rules, including, among others, beneficial owners that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) are “controlled foreign corporations,“ (vi) are “passive foreign investment companies,” (vii) are persons subject to the alternative minimum tax, (viii) are U.S. expatriates, (ix) purchase or hold our common stock as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments, (x) acquire our common stock as compensation for services or through the exercise or cancellation of employee stock options or warrants, or (xi) have a functional currency other than the U.S. dollar.

As used herein, a “Holder” means a beneficial owner of our common stock. If a partnership or other entity taxable as a partnership for U.S. federal income tax purposes (a “Partnership”) or an owner or partner in a Partnership is a beneficial owner, the U.S. federal income tax consequences generally will depend on the activities of such Partnership and the status of such owner or partner. A beneficial owner that is a Partnership or an owner or partner in a Partnership should consult its own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

A “U.S. Holder” means a Holder that is (i) an individual citizen or resident of the U.S., (ii) a corporation or other entity taxable as a corporation for U.S. federal tax purposes created or organized in the U.S. or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the U.S. and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. As used herein, a “Non-U.S. Holder” means a Holder that is neither a U.S. Holder nor a Partnership.

This discussion assumes that our common stock has been a “capital asset,” within the meaning of the Code, in the hands of a Holder at all relevant times.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY. A HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO ITS PARTICULAR CIRCUMSTANCES AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S., OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For non-U.S. holders

Distributions on common stock

As discussed under “Dividend Policy,” we do not anticipate making a distribution on common stock in the foreseeable future. If we make a distribution on a Non-U.S. Holder’s common stock, however, then to the extent that such distribution is paid from our current and accumulated earnings and profits as determined under U.S. federal income tax principles (a “dividend”), the dividend generally will be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount, or any lower rate that may be specified by an applicable tax treaty if we have received proper certification of the application of that tax treaty. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of a Non-U.S. Holder’s tax basis in our common stock, and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which a Non-U.S. Holder holds its common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case a Non-U.S. Holder would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits. A Non-U.S. Holder should consult its own tax advisor regarding its entitlement to benefits under an applicable tax treaty and the manner of claiming the benefits of such treaty. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if certain tax treaties apply, are attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder) are not subject to U.S. withholding tax, but instead are taxed in the manner applicable to U.S. persons. In that case, we will not withhold U.S. federal withholding tax, provided that the Non-U.S. Holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the U.S. may be subject to a branch profits tax at a rate of 30%, or any lower rate as may be specified in an applicable tax treaty.

Sale or other taxable disposition of common stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange, or other taxable disposition of our common stock unless any one of the following is true:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. or, if an applicable tax treaty applies, is attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by such Non-U.S. Holder in the U.S., in which case the branch profits tax discussed above may also apply to a corporate Non-U.S. Holder;

•	the Non-U.S. Holder is an individual present in the U.S. for 183 or more days in the taxable year of the disposition and certain other requirements are met; or

•

the Foreign Investment in Real Property Tax Act, or “FIRPTA,” rules apply because (1) our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the period during which the Non-U.S. Holder holds our common stock or the five-year period ending on the date on which the Non-U.S. Holder disposes of our common stock; and (2) assuming that our common stock constitutes a U.S. real property interest and is treated as regularly traded on an established securities market within the meaning of applicable Treasury regulations, the Non-U.S. Holder held, directly or indirectly, at any time within the five-year period preceding the disposition, more than 5% of our common stock.

Generally, a corporation is a USRPHC only if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not and will not become a USRPHC. There can be no assurance regarding our USRPHC status for the current year or future years, however, because USRPHC status is based on the composition of our assets from time to time and on certain rules whose application is uncertain. We may become a USRPHC in the future.

An individual Non-U.S. Holder who is subject to U.S. tax because he or she was present in the U.S. for 183 or more days during the year of disposition will be taxed on his or her gains, including gains from the disposition of our common stock net of applicable U.S. losses from dispositions of other capital assets incurred during the year, at a flat rate of 30% or a reduced rate under an applicable tax treaty.

U.S. federal estate tax

Shares of common stock owned or treated as owned by an individual who is not a U.S. citizen or resident for U.S. federal estate tax purposes will be considered United States situs assets and will be included in that Non-U.S. Holder’s estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax or other tax treaty provides otherwise.

Backup withholding and information reporting

Under U.S. Treasury regulations, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to each Non-U.S. Holder and any tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Under an applicable tax treaty, that information may also be made available to the taxing authorities in a country in which the Non-U.S. Holder resides or is established.

Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder if the Holder has provided the certification described above that it is not a U.S. person (generally satisfied by providing the applicable IRS Form W-8) or has otherwise established an exemption, provided we or the paying agent have no actual knowledge or reason to know that the beneficial owner is a U.S. person.

The payment of the proceeds of a disposition of our common stock by a Non-U.S. Holder to or through the U.S. office of a broker generally will be reported to the IRS and reduced by backup withholding unless the Non-U.S. Holder either certifies its status as a Non-U.S. Holder in accordance with applicable U.S. Treasury regulations or otherwise establishes an exemption and the broker has no actual knowledge, or reason to know, to the contrary. The payment of the proceeds of a disposition of our common stock by a Non-U.S. Holder to or through a non-U.S. office of a non-U.S. broker generally will not be reduced by backup withholding or reported to the IRS unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. Related Financial Intermediary”). In the case of the payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. Related Financial Intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them and the availability and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

Each prospective Holder is urged to consult its tax advisor with respect to the U.S. federal income and estate tax consequences of the ownership and disposition of our common stock, as well as the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Jefferies & Company, Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have severally agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.

Jefferies & Company, Inc.

Total

The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to              additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by us		Paid by the selling stockholders
	Without over- allotment exercise	With full over- allotment exercise	Without over- allotment exercise	With full over- allotment exercise

Per Share	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of this offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities Inc. and Jefferies & Company, Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our Company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We, our directors and executive officers and all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc. and Jefferies & Company, Inc., (i) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our Company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our common stock approved for listing/quotation on the NASDAQ Global Market under the symbol “DANB”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running mangers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is a lender under our senior credit facility. In addition, J.P. Morgan Securities Inc. acted as initial purchaser with respect to the offering of 11 1/4% senior notes due March 2014 by Dave & Buster’s, Inc. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

European economic area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State prior to the publication of a prospectus in relation to our common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43,000,000 and (3) an annual net turnover of more than EUR50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the Managers to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of J.P. Morgan Securities Inc. and Jefferies & Company, Inc. for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of our common stock to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Selling restrictions addressing additional United Kingdom securities laws

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Legal matters

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the common stock offered by this prospectus for us and the selling stockholders. The underwriters are being represented by White & Case LLP, New York, New York.

Experts

The consolidated financial statements of Dave & Buster’s Holdings, Inc. and its subsidiaries as of February 3, 2008 and February 4, 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for the fiscal year ended February 3, 2008 (successor), the 334 days in the period from March 8, 2006 to February 4, 2007 (successor), the 37 days in the period from January 30, 2006 to March 7, 2006 (predecessor) and the fiscal year ended January 29, 2006 (predecessor) included in this prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been included in reliance on their report given on their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement because some parts have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission. You may inspect a copy of the registration statement without charge at the Securities and Exchange Commission’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the Securities and Exchange Commission from the Securities and Exchange Commission’s Public Reference Room at the Securities and Exchange Commission’s principal office, at 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information regarding the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission’s website address is www.sec.gov.

Index to consolidated financial statements

Report of independent registered public accounting firm	F-2

Consolidated balance sheets at February 3, 2008 and February 4, 2007	F-3

Consolidated statements of operations for the fiscal year ended February  3, 2008 (Successor), the 334-day period from March 8, 2006 to February 4, 2007 (Successor), the 37-day period from January 30, 2006 to March 7, 2006 (Predecessor) and the fiscal year ended January 29, 2006 (Predecessor)

F-4

Consolidated statements of stockholders’ equity for the fiscal year ended February  3, 2008 (Successor), the 334-day period from March 8, 2006 to February 4, 2007 (Successor), the 37-day period from January 30, 2006 to March 7, 2006 (Predecessor) and the fiscal year ended January 29, 2006 (Predecessor)

F-5

Consolidated statements of cash flows for the fiscal year ended February  3, 2008 (Successor), the 334-day period from March 8, 2006 to February 4, 2007 (Successor), the 37-day period from January 30, 2006 to March 7, 2006 (Predecessor) and the fiscal year ended January 29, 2006 (Predecessor)

F-6

Notes to consolidated financial statements	F-7

Unaudited consolidated balance sheets at May 4, 2008 and February 3, 2008	F-31

Unaudited consolidated statements of operations for the thirteen weeks ended May 4, 2008 and May 6, 2007	F-32

Unaudited consolidated statements of cash flows for the thirteen weeks ended May 4, 2008 and May 6, 2007	F-33

Notes to unaudited consolidated financial statements	F-34

Report of independent registered public accounting firm

The Board of Directors

Dave & Buster’s Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Dave & Buster’s Holdings, Inc. as of February 3, 2008 and February 4, 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the fiscal year ended February 3, 2008 (Successor), the 334 days in the period from March 8, 2006 to February 4, 2007 (Successor), the 37 days in the period from January 30, 2006 to March 7, 2006 (Predecessor), and the fiscal year ended January 29, 2006 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dave & Buster’s Holdings, Inc. at February 3, 2008 and February 4, 2007, and the consolidated results of its operations and its cash flows for the fiscal year ended February 3, 2008 (Successor), the 334 days in the period from March 8, 2006 to February 4, 2007 (Successor), the 37 days in the period from January 30, 2006 to March 7, 2006 (Predecessor), and the fiscal year ended January 29, 2006 (Predecessor), in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, effective February 5, 2007 and Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payments, effective January 30, 2006.

/s/    Ernst & Young LLP

Dallas, Texas

June 27, 2008

Dave & Buster’s Holdings, Inc.

Consolidated balance sheets

(in thousands, except share and per share amounts)	February 3, 2008	February 4, 2007

Assets
Current assets:
Cash and cash equivalents	$19,046	$10,372
Inventories	15,002	13,148
Prepaid expenses	8,083	6,806
Deferred income taxes (Note 7)	5,733	5,478
Other current assets	2,676	2,906

Total current assets	50,540	38,710
Property and equipment, net (Note 4)	296,974	316,840
Tradename	63,000	63,000
Goodwill	65,857	65,857
Other assets and deferred charges	19,832	22,406

Total assets	$496,203	$506,813

Liabilities and stockholders’ equity
Current liabilities:
Current installments of long-term debt (Note 6)	$1,000	$1,000
Accounts payable	22,019	19,196
Accrued liabilities (Note 5)	54,029	45,893
Income taxes payable	4,158	4,051

Total current liabilities	81,206	70,140
Deferred income taxes (Note 7)	21,688	27,429
Deferred occupancy costs	50,524	50,022
Other liabilities	9,654	9,142
Long-term debt, less current installments (Note 6)	242,375	253,375

Commitment and contingencies (Note 11)

Stockholders’ equity (Notes 1, 2 and 9):
Common stock, $0.01 par value, 125,000 authorized; 108,100 issued and outstanding as of February 3, 2008 and February 4, 2007	1	1
Paid-in capital	110,465	108,951
Accumulated comprehensive income (loss)	1,194	(184)
Retained earnings (deficit)	(20,904)	(12,063)

Total stockholders’ equity	90,756	96,705

Total liabilities and stockholders’ equity	$496,203	$506,813

See accompanying Notes to consolidated financial statements.

Dave & Buster’s Holdings, Inc.

Consolidated statements of operations

	Fiscal year ended February 3, 2008	334-day period from March 8, 2006 to February 4, 2007	37-day period from January 30, 2006 to March 7, 2006	Fiscal year ended January 29, 2006
(in thousands, except share and per share amounts)	(Successor)	(Successor)	(Predecessor)	(Predecessor)

Food and beverage revenues	$293,097	$256,616	$27,562	$253,996
Amusement and other revenues	243,175	203,176	22,847	209,456
Total revenues	536,272	459,792	50,409	463,452
Cost of food and beverage	72,493	64,549	7,111	65,405
Cost of amusement and other	34,252	28,999	3,268	28,723
Total cost of products (excluding depreciation and amortization)	106,745	93,548	10,379	94,128
Operating payroll and benefits	144,920	130,123	14,113	130,367
Other store operating expenses	171,627	147,295	15,323	144,066
General and administrative expenses	38,999	35,055	3,829	33,951
Depreciation and amortization expense	51,898	43,892	4,328	42,616
Pre-opening costs	1,002	3,470	880	5,325
Total operating costs	515,191	453,383	48,852	450,453
Operating income	21,081	6,409	1,557	12,999
Interest expense, net	31,183	27,064	649	6,695
Income (loss) before provision for income taxes	(10,102)	(20,655)	908	6,304
Provision (benefit) for income taxes	(1,261)	(8,592)	422	2,016
Net income (loss)	$(8,841)	$(12,063)	$486	$4,288
Net income (loss) per share:
Basic	$(81.79)	$(111.59)	$0.04	$0.32
Diluted	$(81.79)	$(111.59)	$0.03	$0.30
Weighted average shares used in per share calculations:
Basic	108,100	108,100	13,738,000	13,598,000
Diluted	108,100	108,100	14,991,000	14,244,000

See accompanying Notes to consolidated financial statements.

Dave & Buster’s Holdings, Inc.

Consolidated statements of stockholders’ equity

(in thousands, except share amounts)	Shares	Amount	Paid-in capital	Treasury stock	Restricted stock	Accumulated other comprehensive income	Retained earnings (deficit)	Total

Predecessor
Balance, January 30, 2005	13,452,267	$135	$122,173	$(1,846)	$1,454	$ 225	$74,804	$196,945
Net earnings	—	—	—	—	—	—	4,288	4,288
Unrealized foreign currency translation gain (net of tax)	—	—	—	—	—	120	—	120

Comprehensive income	—	—	—	—	—	—	—	4,408
Stock option exercises	270,483	2	2,268	—	—	—	—	2,270
Tax benefit related to stock option exercises	—	—	871	—	—	—	—	871
Amortization of restricted stock awards	—	—	—	—	726	—	—	726

Balance, January 29, 2006	13,722,750	137	125,312	(1,846)	2,180	345	79,092	205,220
Net earnings	—	—	—	—	—	—	486	486
Unrealized foreign currency translation gain (loss) (net of tax)	—	—	—	—	—	(3)	—	(3)

Comprehensive income	—	—	—	—	—	—	—	483
Stock option exercises	5,000	—	528	—	—	—	—	528
Tax benefit related to stock option exercises	—	—	10	—	—	—	—	10
Stock-based compensation	—	—	25	—	—	—	—	25
Amortization of restricted stock awards	—	—	—	—	61	—	—	61

Balance at March 7, 2006	13,727,750	$137	$125,875	$(1,846)	$2,241	$342	$79,578	$206,327

Successor
Issuance of common stock of Dave & Buster’s Holdings, Inc.	108,100	$ 1	$108,513	$ —	$ —	$ —	$ —	$108,514
Net loss	—	—	—	—	—	—	(12,063)	(12,063)
Unrealized foreign currency translation gain (loss) (net of tax)	—	—	—	—	—	(184)	—	(184)

Comprehensive loss	—	—	—	—	—	—	—	(12,247)
Stock-based Compensation	—	—	438	—	—	—	—	438

Balance, February 4, 2007	108,100	1	108,951	—	—	(184)	(12,063)	96,705
Net loss	—	—	—	—	—	—	(8,841)	(8,841)
Unrealized foreign currency translation gain (loss) (net of tax)	—	—	—	—	—	1,378	—	1,378

Comprehensive loss	—	—	—	—	—	—	—	(7,463)
Stock option compensation	—	—	1,514	—	—	—	—	1,514

Balance, February 3, 2008	108,100	$ 1	$110,465	$ —	$ —	$1,194	$(20,904)	$ 90,756

See accompanying Notes to consolidated financial statements.

Dave & Buster’s Holdings, Inc.

Consolidated statements of cash flows

	Fiscal year ended February 3, 2008	334-Day period from March 8, 2006 to February 4, 2007	37-Day period from January 30, 2006 to March 7, 2006	Fiscal year ended January 29, 2006
(in thousands)	(Successor)	(Successor)	(Predecessor)	(Predecessor)

Cash flows from operating activities:
Net income (loss)	$ (8,841)	$ (12,063)	$ 486	$ 4,288

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	51,898	43,892	4,328	42,616
Deferred income tax	(5,996)	(10,342)	(767)	220
Stock-based compensation charges	1,514	438	25	—
Other, net	1,847	(34)	99	1,884

Changes in assets and liabilities:
Inventories	(1,854)	(607)	(72)	(2,018)
Prepaid expenses	(1,277)	(3,652)	(169)	49
Other current assets	230	889	(1)	(1,582)
Other assets and deferred charges	974	3,230	(66)	3,666
Accounts payable	2,823	1,055	(3,916)	5,419
Accrued liabilities	8,136	15,668	6,918	1,851
Income taxes payable	107	(5)	1,183	(3,133)
Deferred occupancy costs	502	797	2,502	11,470
Other liabilities	510	4,412	191	693

Net cash provided by operating activities	50,573	43,678	10,741	65,423

Cash flows from investing activities:
Capital expenditures	(31,355)	(31,943)	(10,600)	(62,066)
Business acquisitions, net of cash acquired	—	—	—	(1,511)
Proceeds from sales of property and equipment	456	721	—	306
Cash paid in merger	—	(338,239)	—	—
Proceeds from sale leaseback	—	28,357	—	—

Net cash used in investing activities	(30,899)	(341,104)	(10,600)	(63,271)

Cash flows from financing activities:
Borrowings of predecessor debt	—	—	6,000	33,500
Repayments of predecessor debt	—	(51,137)	(6,439)	(41,725)
Borrowings under senior credit facility	13,000	143,500	—	—
Repayments under senior credit facility	(24,000)	(64,125)	—	—
Borrowings under senior notes	—	175,000	—	—
Initial investment by WS Midway Acquisition Sub, Inc. and affiliates	—	108,100	—	—
Debt issuance costs	—	(11,352)	—	—
Proceeds from exercises of stock options	—	—	528	2,268

Net cash provided by (used in) financing activities	(11,000)	299,986	89	(5,957)

Increase (decrease) in cash and cash equivalents	8,674	2,560	230	(3,805)
Beginning cash and cash equivalents	10,372	7,812	7,582	11,387

Ending cash and cash equivalents	$ 19,046	$ 10,372	$ 7,812	$ 7,582

Supplemental disclosures of cash flow information:
Cash paid for income taxes-net of refunds	$ 4,388	$ 1,219	$ —	$ 4,082
Cash paid for interest, net of amounts capitalized	$ 26,399	$ 16,227	$878	$ 4,183

See accompanying Notes to consolidated financial statements.

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

Note 1: Summary of significant accounting policies

Basis of presentation—Dave & Buster’s Holdings, Inc. (“Holdings”) is a Delaware corporation formed for the purpose of acquiring all of the outstanding common stock of Dave & Buster’s, Inc. Dave & Buster’s, Inc., a Missouri corporation, was acquired on March 8, 2006, by Holdings, through the merger (the “Merger”) of WS Midway Acquisition Sub, Inc., a newly-formed Missouri corporation and a direct, wholly-owned subsidiary of Holdings, with and into Dave & Buster’s, Inc. with Dave & Buster’s, Inc. as the surviving corporation. Affiliates of Wellspring Capital Management LLC (“Wellspring”) and HBK Investments L.P. (“HBK”) control approximately 82% and 18%, respectively, of the outstanding capital stock of Holdings. Holdings owns no other significant assets or operations other than all of the common stock of Dave & Buster’s, Inc. Dave & Buster’s, Inc. continues as the same legal entity after the Merger. The accompanying consolidated statements of operations and cash flows present the results of operations and cash flows of Dave & Buster’s, Inc. and all wholly-owned subsidiaries, for the period preceding the Merger (“Predecessor”) and those of Holdings for the period succeeding the Merger (“Successor”), respectively. The Merger transactions resulted in a change in ownership of 100 percent of our outstanding common stock and have been accounted for in accordance with Statement of Financial Accounting Standards 141, “Business Combinations.” The purchase price paid in the Merger is allocated to record the assets acquired and liabilities assumed based on their fair value. The Merger and the allocation of the purchase price to the assets and liabilities as of March 8, 2006 was finalized as of the end of fiscal 2006 and was recorded based on valuation studies and management estimates of fair value. References to “Holdings,” the “Company,” “we,” “us,” and “our” are references to Dave & Buster’s Holdings, Inc. and its subsidiaries and Predecessor and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

As of February 3, 2008, we operated 49 high-volume entertainment and dining venues. Our one industry segment is the ownership and operation of entertainment and dining venues under the names “Dave & Buster’s,” “Dave & Buster’s Grand Sports Café” and “Jillian’s,” which are located in the United States and Canada.

Our fiscal year ends on the Sunday after the Saturday closest to January 31. All references to Fiscal 2007 relate to the 52-week period ending on February 3, 2008. Fiscal 2006 is comprised of the 334-day period ended February 4, 2007 of the Successor and the 37-day period ended March 7, 2006 of the Predecessor, respectively. All references to Fiscal 2006 relate to the combined 53-week period ending on February 4, 2007. All references to 2005 relate to the 52-week period ending on January 29, 2006 of the Predecessor. In the opinion of management, these financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly the financial position, results of operations and cash flows for the periods indicated. All dollar amounts are presented in thousands, unless otherwise noted, except share amounts.

Use of estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires us to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

Cash and cash equivalents—We consider amounts receivable from credit card companies and all highly liquid temporary investments with original maturities of three months or less to be cash equivalents.

Inventories—Inventories are reported at the lower of cost or market determined on a first-in, first-out method. Amusements inventory includes electronic equipment, stuffed animals and small novelty items used as redemption prizes for certain midway games, as well as supplies needed for midway operations. Inventories consist of the following (in thousands):

	February 3, 2008	February 4, 2007

Operating store—food and beverage	$ 2,751	$ 2,709
Operating store—amusements	7,150	6,556
Corporate supplies, warehouse and other	5,101	3,883

	$15,002	$13,148

Property and equipment—Property and equipment are recorded at cost. Expenditures that substantially increase the useful lives of the property and equipment are capitalized, whereas costs incurred to maintain the appearance and functionality of such assets are charged to repair and maintenance expense. Interest costs incurred during construction are capitalized and depreciated based on the estimated useful life of the underlying asset. Interest costs capitalized during the construction of facilities in 2007, 2006 and 2005 were $151, $322 and $295, respectively.

Property and equipment, excluding most games, are depreciated using the straight-line method over the estimated useful life of the assets. Games are generally depreciated on the 150 percent declining-balance method over the estimated useful life of the assets. Reviews are performed regularly to determine whether facts or circumstances exist that indicate the carrying values of the property and equipment are impaired. We assess the recoverability of property and equipment by comparing the projected future undiscounted net cash flows associated with these assets to their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the estimated fair market value of the assets.

Goodwill and other intangible assets—In accordance with Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill, and Other Intangible Assets,” goodwill and indefinite lived intangibles, such as tradenames, are not amortized, but are reviewed for impairment at least annually. Indefinite lived intangibles include goodwill in the amount of $65,857 (see Note 2) and tradenames in the amount of $63,000.

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

We have developed and acquired certain trademarks that are utilized in our business and have been determined to have finite lives. These trademarks are amortized over their estimated life of five years. As of February 3, 2008 and February 4, 2007, we had trademarks of $4,923 and $6,523, respectively, included in other assets and deferred charges. The following table details amounts relating to those assets (in thousands):

	February 3, 2008	February 4, 2007

Trademarks, at cost	$8,000	$8,000
Less accumulated amortization	(3,077)	(1,477)

Trademarks, net	$4,923	$6,523

Amortization expense related to trademarks totaled $1,600, $1,477 and $12 for fiscal years 2007, 2006 and 2005, respectively. Total estimated amortization expense for future years is currently estimated as follows (in thousands):

2008	$1,600
2009	1,600
2010	1,600
2011	123

Total amortization	$4,923

Deferred financing costs—The Company capitalizes costs incurred in connection with borrowings or establishment of credit facilities. These costs are included in other assets and deferred charges and are amortized as an adjustment to interest expense over the life of the borrowing or life of the credit facility. In the case of early debt principal repayments, the Company adjusts the value of the corresponding deferred financing costs with a charge to interest expense, and similarly adjusts the future amortization expense. The following table details amounts relating to those assets (in thousands):

	February 3, 2008	February 4, 2007

Balance at beginning of year	$ 9,876	$ 5,461
Write-off of Predecessor deferred costs	—	(5,461)
Financing cost incurred (Successor)	—	11,866
Write-off during period due to prepayments of principal	(214)	(519)
Amortization during period	(1,596)	(1,471)

Balance at end of year	$ 8,066	$ 9,876

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

Scheduled amortization for future years, assuming no further prepayment of principal is as follows:

2008	$1,538
2009	1,541
2010	1,541
2011	1,229
2012 and beyond	2,217

Total amortization	$8,066

Income taxes—We use the liability method for recording income taxes, which recognizes the amount of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events that are recognized in the financial statements and as measured by the provisions of enacted tax laws. On February 5, 2007, we adopted the provisions of FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 limits the recognition of income tax benefits to those items that meet the “more likely than not” threshold on the effective date. Initial derecognition amounts are reported as adjustments to retained earnings on the effective date. We analyzed our tax positions as of February 5, 2007 and determined that the implementation of FIN 48 has no material impact on our financial statements.

The calculation of tax liabilities involves significant judgment and evaluation of uncertainties in the interpretation of complex tax regulations. As a result, we have established reserves for taxes that may become payable in future years as a result of audits by tax authorities. Tax reserves are reviewed regularly pursuant to FIN 48. Tax reserves are adjusted as events occur that affect the potential liability for additional taxes, such as the expiration of statutes of limitations, conclusion of tax audits, identification of additional exposure based on current calculations, identification of new issues, or the issuance of statutory or administrative guidance or rendering of a court decision affecting a particular issue. Accordingly, we may experience significant changes in tax reserves in the future, if or when, such events occur.

Predecessor share-based expense—The Predecessor previously accounted for stock-based compensation awards to employees and directors in accordance with Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”) and its related interpretations. Under APB 25, if the exercise price of an employee’s stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recognized. In connection with the Merger discussed in Note 2, all restricted stock was converted into the right to receive $18.05 per share and all outstanding options to acquire common stock was converted into the right to receive an amount in cash equal to the difference between the per share exercise price and $18.05. We did not adopt the previous voluntary expense recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), whereby the fair value of stock-based compensation awards would have been expensed over the terms of awards. However, consistent with the disclosure requirements of SFAS 123, we made pro forma disclosures of the effect that application of fair value expense recognition

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

provisions of SFAS 123 would have had on our net earnings. The pro forma impact of applying SFAS 123 in fiscal 2005 is not necessarily representative of the pro forma impact in future years.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123R, “Share-Based Payments,” (“SFAS 123R”). SFAS 123R was a revision of SFAS 123 and supersedes APB 25. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize in their financial statements the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards on the grant date. The effective date of SFAS 123R is the first reporting period beginning after June 15, 2005. We adopted SFAS 123R as of the beginning of the first quarter of 2006 using the modified prospective method; accordingly, we have not restated prior period amounts presented herein. We recorded non-cash charges for stock compensation of approximately $25 in the period from January 30, 2006 to March 7, 2006.

The following table illustrates the pro forma effect on net earnings for periods prior to the adoption of SFAS 123R as if the Predecessor had applied the fair value recognition provisions of SFAS 123 during fiscal year 2005:

Fiscal year ended January 29, 2006

Net income, as reported	$4,288
Stock compensation expenses recorded under the intrinsic method, net of income taxes	564
Pro forma stock compensation expense recorded under the fair value method, net of income taxes	(820)

Pro forma net income	$4,032

Inputs used for the fair value method for employee stock options are as follows:

Fiscal year ended January 29, 2006

Volatility	0.55
Weighted-average expected lives	4.05
Weighted-average risk-free interest rates	3.98%
Weighted-average fair value of options granted	$14.10

Successor share-based expense—In December 2006, the members of the board of directors of Holdings approved the adoption of Holdings stock option plan (the “Stock Option Plan”). The Stock Option Plan allows for the granting to certain of our employees and consultants options to acquire stock in Holdings. The expense associated with share-based equity awards granted in fiscal 2007 and 2006, as more fully described in Note 9 have been calculated as required by SFAS 123R. The expected term of the options is based on the weighted average of anticipated exercise dates. Since we do not have publicly traded equity securities, the volatility of our options has been estimated using peer group volatility information. The risk-free interest rate is based on

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

the implied yield on U.S. Treasury zero-coupon issues with a remaining term equivalent to the expected term. We have not paid dividends in the past and do not plan to pay any dividends in the near future. The significant assumptions used in determining the underlying fair value of each option grant, on the date of grant were as follows:

	Fiscal year 2007 grants			Fiscal year 2006 grants
	Series A service- based options	Series A performance- based options	Series B performance- based options	Series A service- based options	Series A performance- based options	Series B performance- based options
Valuation model	Black-Scholes	Monte Carlo simulation	Monte Carlo simulation	Black-Scholes	Monte Carlo simulation	Monte Carlo simulation

Volatility	38.1%	38.1%	38.1%	39.1%	39.1%	39.1%
Risk free interest rate	4.7%	4.7%	4.7%	4.6%	4.6%	4.6%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected term	5.25 years	5.25 years	5.25 years	5.25 years	5.25 years	5.25 years
Grant date fair value	$409.00	$236.00	$119.00	$409.00	$280.00	$197.00

In fiscal years 2007 and 2006, we recognized compensation expense of approximately $1,514 and $438, respectively, related to options granted to employees. Share-based compensation expenses are reported as a component of general and administrative expense in the accompanying consolidated statements of operations.

Foreign currency translation—The financial statements related to the operations of our Toronto unit are prepared in Canadian dollars. Income statement amounts are translated at average exchange rates for each period, while the assets and liabilities are translated at year-end exchange rates. Translation adjustments for assets and liabilities are included in shareholders’ equity as a component of comprehensive income.

Revenue recognition—Food and beverage revenues are recorded at point of service. Amusement revenues consist primarily of credits on Power Cards used by customers to activate most of the video and redemption games in our midway. Amusement revenues are primarily recognized upon utilization of these game play credits. We have recognized a liability for the estimated amount of unused game play credits, which we believe our guests will utilize in the future.

Food and beverage cost of products—Our dependence on a small number of suppliers subjects us to the possible risks of shortages, interruptions and price fluctuations. We have entered into long-term supply contracts with U.S. Foodservice, Inc. and Produce Alliance LLP, which provide for minimum commitments of 80% of food, non-alcoholic beverage and chemical purchases and 95% of produce purchases to be made directly through each respective vendor. The loss of either one of these distributors would adversely affect our business by disrupting our operations as we seek out and

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

negotiate new supply contracts. We also have multiple short-term supply contracts with a limited number of suppliers. If any of these suppliers do not perform adequately or otherwise fail to distribute products or supplies to our units, we may be unable to replace the suppliers in a short period of time on acceptable terms, which could increase our costs, cause shortages of food and other items at our units and cause us to remove certain items from our menu. We currently do not engage in futures contracts or other financial risk management strategies with respect to potential price fluctuations in the cost of food and other supplies, which we purchase at prevailing market or contracted prices.

Amusements costs of products—Certain midway games allow guests to earn coupons, which may be redeemed for prizes. The cost of these prizes is included in the cost of amusement products and is generally recorded when coupons are utilized by the customer by redeeming the coupons for a prize in our “Winner’s Circle.” Customers may also store the coupon value on a Power Card for future redemption. We have accrued a liability for the estimated amount of outstanding coupons that will be redeemed in subsequent periods based on tickets outstanding, historic redemption patterns and the estimated redemption cost of products per ticket.

Advertising costs—Advertising costs are recorded as an expense in the period in which we incur the costs or the first time the advertising takes place. Advertising expenses were $25,309, $19,032 and $15,089 for 2007, 2006 and 2005, respectively.

Pre-opening costs—Pre-opening costs include costs associated with the opening and organizing of new units or conversion of existing units, including the cost of feasibility studies, training and recruiting and travel costs for employees engaged in such pre-opening activities. All pre-opening costs are expensed as incurred. Beginning October 31, 2005, all rent incurred during the construction period is expensed and classified as a component of pre-opening costs. Prior to October 30, 2005, rent incurred between the time construction is substantially completed and the time the unit opens was capitalized.

Lease accounting—Rent expense is recorded on a straight-line basis over the lease term. The lease term commences on the date when we take possession and have the right to control the use of the leased premises. The lease term includes the initial non-cancelable lease term plus any periods covered by renewal options that we consider reasonably assured of exercising. Construction allowances we receive from the lessor to reimburse us for the cost of leasehold improvements are recorded as deferred occupancy costs and amortized as a reduction of rent over the term of the lease.

Comprehensive income—Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. In addition to net income, unrealized foreign currency translation gain (loss)

is included in comprehensive income. Unrealized translation gains (losses) for 2007, 2006 and 2005 were $1,378, $(187) and $120, respectively.

Recent accounting pronouncements—In September 2006, the FASB issued Statement of Financial Accounting Standards 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 clarifies the

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

definition of fair value, describes methods used to appropriately measure fair value, and expands fair value disclosure requirements. This statement is effective for fiscal years beginning after November 15, 2007 (our 2008 fiscal year). We are currently in the process of assessing the impact that SFAS 157 will have on our consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” (“SAB 108”). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors in the financial statements by considering the impact of both the current year error and the cumulative error, if applicable. This bulletin prescribes two approaches that must be used to evaluate unadjusted errors and requires the financial statements to be adjusted if either approach results in quantifying an error as material. SAB 108 was effective for our current fiscal year and did not have a material impact on our consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards 159, “The Fair Value Option for Financial Assets and Liabilities” (“SFAS 159”). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007 (our 2008 fiscal year). We are currently evaluating the impact of this adoption on our consolidated financial statements.

On December 4, 2007, the FASB issued Statement of Financial Accounting Standards 141(R), “Business Combinations” (“SFAS 141(R)”) and Statement of Financial Accounting Standards 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). These new standards will significantly change the accounting for and reporting for business combination transactions and noncontrolling (minority) interests in consolidated financial statements. SFAS 141(R) and SFAS 160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008 (our 2009 fiscal year). Earlier adoption is prohibited. We are currently evaluating the impact of adopting SFAS 141(R) and SFAS 160 on our consolidated financial statements.

Note 2: Acquisition of Dave & Buster’s, Inc.

Dave & Buster’s, Inc. was acquired on March 8, 2006 by Holdings through the Merger. Affiliates of Wellspring and HBK control approximately 82% and 18%, respectively, of the outstanding capital stock of Holdings.

At the effective time of the Merger, the following events occurred:

1.	All outstanding shares of Dave & Buster’s, Inc. common stock (including those issued upon the conversion of its convertible subordinated notes) were converted into the right to receive $18.05 per share without interest, less any applicable withholding taxes;

2.	Holders of up to approximately 2.6 million shares of Dave & Buster’s, Inc. common stock exercised dissenters’ rights and initiated proceedings under Section 351.455 of the General and Business Corporation Law of Missouri to demand fair value with respect to their shares.

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

3.	All outstanding options or warrants to acquire Dave & Buster’s, Inc. common stock were converted into the right to receive an amount in cash equal to the difference between the per share exercise price and $18.05, without interest, less any applicable withholding taxes; and

4.	To the extent not converted into shares of Dave & Buster’s, Inc. common stock, we redeemed for cash the convertible subordinated notes due 2008 and the indenture governing the convertible notes ceased to have any effect.

On July 10, 2006, we reached an agreement with all dissenting shareholders of Dave & Buster’s, Inc. which provided, among other things, for the permanent and irrevocable settlement of all claims among the parties. The terms of the settlement included the payment of approximately $51,733 to the shareholders in accordance with the terms of the settlement agreement. Payments of the settlement were funded from borrowings under the senior credit facility and available cash.

The Merger resulted in a change in ownership of 100% of the outstanding common stock of Dave & Buster’s, Inc. and is being accounted for in accordance with Statement of Financial Accounting Standards 141, “Business Combinations.” The purchase price paid in the Merger has been allocated to record the assets acquired and liabilities assumed based on their fair value. The Merger and the allocation of the purchase price to the assets and liabilities as of March 8, 2006 have been recorded based on valuation studies and management estimates of fair value. The allocation of the purchase price was finalized as of the end of fiscal 2006.

The sources and uses of funds in connection with the Merger as of February 4, 2007 are summarized below:

Sources
Revolving credit facility and cash on hand	$ 17,628
Senior credit facility(1)	100,000
Senior notes	175,000
Equity contribution	108,100

Total sources	$400,728

Uses
Consideration paid to shareholders	$264,835
Consideration paid to convertible note and warrant holders	44,390
Consideration paid to option holders	9,279
Payment of existing debt	51,137
Transaction costs(2)	31,087

Total uses	$400,728

(1)	As of the date of the Merger, March 8, 2006, $50,000 of the senior credit facility was available and $50,000 was available on a delayed draw basis and was borrowed on August 15, 2006.

(2)	Transaction costs assumed in connection with the Merger include approximately $12,739 related to the exercise of Change in Control agreements by certain executives.

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

The final purchase price was allocated as follows:

Working capital deficit	$ (23,373)
Property and equipment	354,582
Indefinite lived intangibles	128,857
Definite lived intangibles	8,000
Other long-term assets	18,699
Deferred occupancy costs	(49,225)
Deferred income taxes	(32,549)
Other long-term liabilities	(4,263)

$ 400,728

Indefinite lived intangibles include trade names in the amount of $63,000 and goodwill in the amount of $65,857 and are not subject to amortization, but instead are reviewed for impairment at least annually.

In connection with the Merger, the Successor expensed approximately $1,500 in Merger related costs, primarily a bridge funding fee that is recorded in the statement of operations for the 334-day period from March 8, 2006 to February 4, 2007 as interest expense.

Pro forma financial information—The following unaudited pro forma results of operations assumes that the Merger occurred on January 31, 2005. This unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the Merger had actually occurred on that date, nor the results that may be obtained in the future. Pro forma adjustments reflect additional expenses incurred had the Merger occurred on January 31, 2005, consisting primarily of interest, depreciation and amortization expenses.

	February 4, 2007	January 29, 2006

Revenue	$510,201	$463,452
Net loss, pro forma	(12,544)	(16,480)
Pro forma adjustments	(967)	(20,768)

Net income (loss), as reported	$ (11,577)	$ 4,288

Related party transaction—We have entered into an expense reimbursement agreement with an affiliate of Wellspring, pursuant to which the Wellspring affiliate provides general advice to us in connection with long-term strategic plans, financial management, strategic transactions and other business matters. The expense reimbursement agreement provides for an annual expense reimbursement of up to $750 to the Wellspring affiliate. The initial term of the expense reimbursement agreement will expire in March 2011, and after that date, such agreement will renew automatically on a year-to-year basis unless one party gives at least 30 days’ prior notice of its intention not to renew. During fiscal 2007 and fiscal 2006, we paid the Wellspring affiliate $750 and $679, respectively under the terms of the expense reimbursement agreement.

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

Note 3: Acquisitions and disposals

On November 15, 2006, we completed the sale and simultaneous leaseback of the land and buildings of three owned facilities located in the states of Florida, Illinois and Ohio. The gross proceeds of $29,600 approximated the carrying value of the assets. Subsequent to the transaction, we paid down approximately $20,000 on the Company’s senior credit and revolving credit facilities after a $5,000 holdback for reinvestment.

We agreed to leaseback these facilities under various operating lease agreements, which have an initial term of 17.5 years. The leases require us to make monthly rental payments, which aggregate to $2,453 on an annual basis. Rental payments under the leases are subject to adjustment based on defined changes in the Consumer Price Index. In addition to the rental payments described above, we are required to pay the property taxes and certain maintenance charges related to the properties.

In October 2005, we acquired the general partner interest in a limited partnership which owns a Jillian’s unit in the Discover Mills Mall near Atlanta, Georgia. The limited partner currently earns a preferred return on its remaining invested capital. We currently have a 50.1 percent interest in the income or losses of the partnership. After deducting the preferred return to the limited partner, the interest in the income or losses of the partnership is not expected to be significant to the results of operations until the limited partner receives a full return of its invested capital and preferred return. We also manage the unit under a management agreement and receive a fee of 4.0 percent of operating revenues annually. We account for the general partner interest using the equity method due to the substantive participative rights of the limited partner in the operations of the partnership.

On August 28, 2005, a subsidiary of ours closed the Jillian’s unit located at the Mall of America in Bloomington, Minnesota and acquired by the Company in November 2004, due to continuing operating losses attributable to this unit and the unsuccessful efforts to renegotiate the terms of the related leases. As a result of the closing, we recorded total pre-tax charges of approximately $3,000 in fiscal 2005, comprised of approximately $2,500 in non-cash charges for depreciation, amortization and asset impairment charges and approximately $500 related to severance and other costs required to close the unit.

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

Note 4: Property and equipment

Property and equipment consist of the following:

	Estimated depreciable Lives (In years)	February 3, 2008	February 4, 2007

Land	—	$ 385	$ 385
Buildings	Shorter of 40 or ground lease term	15,778	15,452
Leasehold and building improvements	Shorter of 20 or lease term	236,885	223,702
Furniture, fixtures and equipment	5-10	77,007	68,151
Games	5	55,042	48,644
Construction in progress		4,260	3,004

Total cost		389,357	359,338
Less accumulated depreciation		(92,383)	(42,498)

Property and equipment, net		$296,974	$316,840

Note 5: Accrued liabilities

Accrued liabilities consist of the following:

	February 3, 2008	February 4, 2007

Compensation and benefits	$12,547	$13,083
Interest	12,114	8,763
Deferred amusement revenue	4,517	3,117
Amusement redemption liability	3,806	2,794
Deferred gift card revenue	3,479	2,878
Sales and use taxes	2,694	2,880
Accrued severance	2,253	3,669
Customer deposits	2,116	1,855
Other	10,503	6,854

Total accrued liabilities	$54,029	$45,893

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

Note 6: Long-term debt

Long-term debt consisted of the following:

	February 3, 2008	February 4, 2007

Senior credit facility—revolving	$ —	$ —
Senior credit facility—term	68,375	79,375
Senior notes	175,000	175,000

	243,375	254,375
Less current installments	1,000	1,000

Long-term debt, less current installments	$242,375	$253,375

In connection with the Merger, we terminated our existing credit facility. Dave & Buster’s, Inc. entered into a new senior secured credit facility (“senior credit facility”) that (a) provides a $100,000 term loan facility ($50,000 of the term loan facility was available as of the date of the Merger, and $50,000 was available on a delayed draw basis and was borrowed on August 15, 2006) with a maturity of seven years from the closing date of the Merger and (b) provides a $60,000 revolving credit facility with a maturity of five years from the closing date of the Merger. The $60,000 revolving credit facility includes (i) a $20,000 letter of credit sub-facility, (ii) a $5,000 swingline sub-facility and (iii) a $5,000 (in U.S. Dollar equivalent) sub-facility available in Canadian dollars to our Canadian subsidiary. The revolving credit facility will be used to provide financing for working capital and general corporate purposes. As of February 3, 2008, in addition to the borrowings indicated above, we had $11,683 in letters of credit outstanding. The senior credit facility is unconditionally guaranteed by Holdings.

The interest rates per annum applicable to loans, other than swingline loans, under the senior credit facility are, at our option, equal to, either a base rate (or, in the case of the Canadian revolving credit facility, a Canadian prime rate) or a Eurodollar rate (or, in the case of the Canadian revolving credit facility, a Canadian cost of funds rate) for one-, two-, three- or six-month (or, in the case of the Canadian revolving credit facility, 30, 60, 90 or 180-day) interest periods chosen by us, in each case, plus an applicable margin percentage. Swingline loans bear interest at the base rate plus the applicable margin. The weighted average rate of interest on the senior credit facility was 7.56 percent at February 3, 2008.

Effective June 30, 2006, we entered into two interest rate swap agreements that expire in 2011, to change a portion of the variable rate debt to fixed rate debt. Pursuant to the swap agreements, the interest rate on notional amounts aggregating $74,700 at February 3, 2008 is fixed at 5.31 percent plus applicable margins. The notional amounts decline ratably over the term of the agreements. The agreements have not been designated as hedges and adjustments to mark the instruments to their fair value are recorded as interest income/expense and as a result of the swap agreements, we recorded additional non-cash interest expense of $3,572 and $364 for fiscal years 2007 and 2006, respectively.

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

Our senior credit facility requires compliance with the following financial covenants: a minimum fixed charge coverage ratio test and a maximum leverage ratio test. We are initially required to maintain a minimum fixed charge coverage ratio of 1.10:1.00 and a maximum leverage ratio of 4.50:1.00 as of February 3, 2008. The financial covenants will become more restrictive over time. The required minimum fixed charge coverage ratio increases annually to a required ratio of 1.20:1.00 in the fourth quarter of fiscal year 2009 and thereafter. The maximum leverage ratio decreases annually to a required ratio of 3.50:1.00 in the fourth quarter of fiscal year 2010 and thereafter. In addition, the new senior credit facility includes negative covenants restricting or limiting the ability of Holdings and its subsidiaries to, among other things, incur additional indebtedness, make capital expenditures, make distributions or payments to affiliates outside the normal course of business and sell or acquire assets. Virtually all of our assets are pledged as collateral for the senior credit facility.

The senior credit facility also contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults and cross-acceleration to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failures of any guarantee or security document supporting the senior credit facility to be in full force and effect and a change of control. If an event of default occurs, the lenders under the senior credit facility would be entitled to take various actions, including acceleration of amounts due under the senior credit facility and all actions permitted to be taken by a secured creditor.

On August 17, 2006, certain covenants under the senior credit facility were amended. The main provisions of this amendment are as follows:

1.	Consent to enter into a sale-leaseback transaction on three fee owned properties, the proceeds of which would be used to pay down the outstanding balance of the term loan portion of the senior credit facility with up to $5,000 being available for reinvestment.

2.	For the purposes of satisfying negative covenants under the senior credit facility, (a) the amount of pre-opening costs to be added back to our net income would be increased from $5,000 to $7,500 for the year 2006, and (b) the amount of payments to employees under change in control contracts to be added back to our net income would be set at $10,000 through our 2007 fiscal year.

3.	The ability to utilize purchasing cards, and treat up to $5,000 of such purchasing card obligations as pari passu secured obligations.

In connection with the Merger, on March 8, 2006, Dave & Buster’s, Inc. closed a placement of $175,000 aggregate principal amount of 11 1/4% senior notes. On September 22, 2006, Dave & Buster’s, Inc. completed an exchange with the holders of the senior notes pursuant to which the existing notes sold in March 2006 pursuant to Rule 144A and Regulation S of the Securities Act, as amended, were exchanged for an equal amount of newly issued senior notes, which have been registered under the Securities Act. The notes are general unsecured, unsubordinated obligations of ours and mature on March 15, 2014. Interest on the notes compounds semi-annually and

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

accrues at the rate of 11.25 percent per annum. On or after March 15, 2010, we may redeem all, or from time-to-time, a part of the senior notes upon not less than 30 nor more than 60 days notice, at redemption prices of 105.625% (expressed as a percentage of principal amount) plus accrued and unpaid interest on the senior notes. Prior to March 15, 2009, we may on any one or more occasions redeem up to 35 percent of the original principal amount at redemption prices of 111.25% (expressed as a percentage of principal amount) of the notes using the proceeds of certain equity offerings completed before March 15, 2009.

The senior notes restrict our ability to incur indebtedness, outside of the senior credit facility, unless the consolidated coverage ratio exceeds 2.00:1.00 or other financial and operational requirements are met. The senior notes are guaranteed by the domestic subsidiaries of Dave & Buster’s, Inc. The subsidiaries’ guarantee of the senior notes are full and unconditional and joint and several. Additionally, the terms of the notes restrict our ability to make certain payments to affiliated entities, including cash dividends or distributions to Holdings.

The following table sets forth our future debt payment obligations as of February 3, 2008 (excluding repayment obligations under the revolving portion of our senior credit facility which expires on March 8, 2011):

Debt outstanding at February 3, 2008
1 year or less	$ 1,000
2 years	1,000
3 years	1,000
4 years	1,000
5 years	52,625
Thereafter	186,750

Total future payments	$243,375

The following table sets forth our recorded interest expense:

	Fiscal year ended February 3, 2008	334-day period from March 8, 2006 to February 4, 2007	37-day period from January 30, 2006 to March 7, 2006	Fiscal year ended January 29, 2006
	(Successor)	(Successor)	(Predecessor)	(Predecessor)

Gross interest expense	$31,830	$27,744	$758	$7,723
Capitalized interest	(151)	(253)	(70)	(295)
Interest income	(496)	(427)	(39)	(733)

Total interest expense	$31,183	$27,064	$649	$6,695

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

Note 7: Income taxes

The provision (benefit) for income taxes is as follows:

	Fiscal year ended February 3, 2008	334-day period from March 8, 2006 To February 4, 2007	37-day period from January 30, 2006 To March 7, 2006	Fiscal year ended January 29, 2006
	(Successor)	(Successor)	(Predecessor)	(Predecessor)

Current expense
Federal	$2,962	$1,302	$1,045	$1,211
State and local	1,773	448	144	585
Deferred expense (benefit)	(5,996)	(10,342)	(767)	220

Total provision (benefit) for income taxes	$(1,261)	$(8,592)	$422	$2,016

Significant components of the deferred tax liabilities and assets in the consolidated balance sheets are as follows (in thousands):

	February 3, 2008	February 4, 2007

Deferred tax liabilities:
Property and equipment	$ 138	$6,832
Trademark/trade name	24,709	23,915
Prepaid expenses	443	—
Other	70	318

Total deferred tax liabilities	$25,360	$31,065

	February 3, 2008	February 4, 2007

Deferred tax assets:
Leasing transactions	$ 2,158	$ 1,099
Worker’s compensation and general liability insurance	2,813	2,367
Smallware supplies	781	1,048
Amusement redemption liability	2,869	1,718
Legal	987	1,263
Tax credit carryovers	323	605
Other	3,120	1,178

Total deferred tax assets	13,051	9,278

Valuation allowance for deferred tax assets—U.S.	(3,370)	—
Valuation allowance for deferred tax assets—Canada	(276)	(164)

Total deferred tax assets net of valuation allowance	9,405	9,114

Net deferred tax liability	$15,955	$21,951

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

For the fiscal year ended February 3, 2008, we recorded a $3,370 valuation allowance against our deferred tax assets. The valuation allowance was established in accordance with Statement of Financial Accounting Standards 109, “Accounting for Income Taxes” (“SFAS 109”). Primarily as a result of our experiencing cumulative losses before income taxes for the three-year period ending February 3, 2008, we could not conclude that it is more likely than not that our deferred tax asset will be fully realized. The ultimate realization of our deferred tax assets is dependent on the generation of future taxable income during periods in which temporary differences become deductible.

During 2005, we established a valuation allowance against the net Canadian deferred tax assets. The existence of sustained losses prevent us from concluding that it is more likely than not that the Canadian deferred tax assets will be realized. In general, we anticipate reversing the valuation allowance associated with deferred tax assets of the Canadian subsidiary when the underlying deferred tax assets are realized or at the time the actual results have demonstrated a sustained profitability and the projected results support our ability to realize the deferred tax assets currently being reserved.

As of February 3, 2008, we had $265 in federal tax credit carryforwards for income tax purposes. There is a 20-year carryforward on general business credits.

On May 18, 2006, Texas enacted legislation changing its tax system essentially replacing the existing franchise tax with a broad, new tax based on taxable margin. The legislation included redefining the tax base, lowering the tax rate and extending the imposition of tax to numerous types of entities that were not previously subject to the franchise tax. As a result of the new legislation and in accordance with SFAS 109, we recorded an income tax expense of $237 for the fiscal year ended February 3, 2008.

As of February 3, 2008, we have approximately $2,727 of unrecognized tax benefits, including approximately $671 of penalties and interest. During the fifty-two week period ended February 3, 2008, we increased our unrecognized tax benefit by $1,217. This increase resulted primarily from an uncertain tax position taken on the 2006 federal income tax return filed during the 2007 fiscal year. During the same time period, we reduced our unrecognized benefit by $148 as a result of several miscellaneous adjustments. We do not currently anticipate any additional material changes in fiscal year 2008. We recognized additional interest and penalty expense of $313 associated with uncertain tax positions during the fifty-two week period ended February 3, 2008. Future recognition of potential interest or penalties, if any, will be recorded as a component of income tax expense. The entire balance of unrecognized tax benefits, if recognized, would affect the effective tax rate.

We file income tax returns, which are periodically audited by various federal, state and foreign jurisdictions. We are generally no longer subject to federal, state, or foreign income tax examinations for years prior to 2003.

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

The change in unrecognized tax benefits for the fiscal year ended February 3, 2008 was as follows:

Balance at February 5, 2007	$1,658
Additions for tax positions of prior years	326
Reductions for tax positions of prior years	(148)
Additions for tax positions of current year	891

Balance at February 3, 2008	$2,727

The reconciliation of the federal statutory rate to the effective income tax rate follows:

	Fiscal year ended February 3, 2008	334-day period from March 8, 2006 to February 4, 2007	37-day period from January 30, 2006 to March 7, 2006	Fiscal year ended January 29, 2006
	(Successor)	(Successor)	(Predecessor)	(Predecessor)

Federal corporate statutory rate	35.0%	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	(7.8)%	1.7%	13.3%	7.8%
Foreign taxes	(0.8)%	0.1%	1.3%	3.2%
Nondeductible expenses	4.7%	(4.3)%	4.5%	0.8%
Tax credits	19.4%	9.1%	(10.7)%	(17.9)%
Valuation allowance	(33.4)%	0.0%	3.1%	3.1%
Change in FIN48 reserve	(10.6)%	—	—	—
Other	6.0%	—	—	—

Effective tax rate	12.5%	41.6%	46.5%	32.0%

Our effective tax rate also differs from the statutory rate due to the deduction for FICA tip credits, state income taxes, the change in our FIN 48 reserve and the establishment of a valuation allowance.

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

Note 8: Leases

We lease certain property and equipment under various non-cancelable capital and operating leases. Some of the leases include options for renewal or extension on various terms. Most of the leases require us to pay property taxes, insurance and maintenance of the leased assets. Certain leases also have provisions for additional percentage rentals based on revenues. For 2007, 2006 and 2005, rent expense for operating leases was $40,634, $40,304 and $37,686, respectively, including contingent rentals of $1,121, $1,197 and $969, respectively. At February 3, 2008 future minimum lease payments, including any periods covered by renewal options we are reasonably assured of exercising (including the sale/leaseback transactions described below), are:

2008	2009	2010	2011	2012	Thereafter	Total

$43,259	$43,302	$42,930	$42,272	$42,737	310,558	525,058

During 2000 and 2001, we completed the sale/leaseback of three units and the corporate headquarters. Cash proceeds of $24,774 were received along with twenty-year notes aggregating $6,750. The notes bear interest of 7 percent to 7.5 percent. At February 3, 2008 and February 4, 2007, the aggregate balance of the notes receivable due from the lessors under the sale/leaseback agreements was $4,281 and $4,453, respectively. Future minimum principal and interest payments due to us under these notes are as follows:

2008	2009	2010	2011	2012	Thereafter	Total

$509	$489	$489	$489	$489	$4,358	$6,823

Note 9: Common Stock

Predecessor share-based expense—In June 2005, the Predecessor shareholders approved the adoption of the Dave & Buster’s 2005 Long-Term Incentive Plan (the “2005 Incentive Plan”). The Predecessor had established the 2005 Incentive Plan allowing for the granting of incentive stock options, non-qualified stock options, restricted stock awards, and stock appreciation rights to officers, non-employee directors, and employees of the Company. A maximum of 600,000 shares of common stock were reserved for issuance under the 2005 Incentive Plan. In March 2006, the 2005 Incentive Plan was terminated and no further grants were permitted to be made under the 2005 Incentive Plan.

In 2005, the Predecessor issued 215,250 shares of restricted stock with market values of $17.57-$18.88. The total market value of the restricted shares, as determined at the date of issuance, is treated as unearned compensation and is charged to expense over the vesting period. The charge to expense for the restricted stock compensation was $726 in 2005.

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

A summary of the Predecessor stock option activity and related information for fiscal year 2005 is as follows:

	Fiscal year ended January 29, 2006
	Options	Weighted average exercise price

Outstanding—beginning of year	2,325	$12.29
Granted	255	18.77
Exercised	(270)	8.44
Forfeited	(76)	15.09

Outstanding—end of year	2,234	13.40

Exercisable—end of year	1,461	$14.55

In connection with the Merger, as more fully described in Note 2, all restricted Dave & Buster’s, Inc. common stock was converted into the right to receive $18.05 per share and all outstanding options to acquire the common stock vested and were converted into the right to receive an amount in cash equal to the difference between the per share exercise price and $18.05.

Successor share-based compensation—In December 2006, the members of the board of directors of Holdings approved the adoption of the Holdings stock option plan (the “Stock Option Plan”). The Stock Option Plan allows for the granting to certain of our employees and consultants options to acquire stock in Holdings that are subject to either time-based vesting or performance-based vesting.

The various options provided for in the Stock Option Plan are as follows:

Series A Service-based Options

These options contain a service-based (or time-based) vesting provision, whereby the options will vest in five equal amounts. Upon sale of the Company or completion of the initial public offering, all service-based options will fully vest. The Series A Service-based options granted in 2006 and 2007 terminate on March 8, 2016 and March 11, 2017, respectively.

Series A Performance Options

These options contain a performance-based vesting provision, whereby the options will vest if Wellspring earns a 15 percent internal rate of return (“IRR”) on its investment in the Company at the time it sells such investment. If the 15 percent IRR is not achieved upon sale, then the value of the interests of the optionees will be reduced by an amount necessary to increase the IRR to 15 percent. In the event that no sale or liquidity event occurs by March 8, 2011, a third party valuation will take place for purposes of determining whether the 15 percent IRR has been achieved in order to establish vesting of these options. Upon the completion of the initial public offering, all performance-based options will fully vest. The Series A performance Options granted in 2006 and 2007 terminate on March 8, 2016 and May 11, 2017, respectively.

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

Series B Performance Options

These options contain a similar performance-based vesting provision, whereby the options will vest if Wellspring earns a 25 percent IRR on its investment in the Company at the time it sells such investment. If the 25 percent IRR is not achieved upon sale, the value of the interests of the optionees will be reduced by an amount necessary to increase the IRR to 25 percent. These options do not contain a provision relating to a third party valuation, and therefore vest only upon a liquidity event. Upon the completion of the initial public offering, all performance-based options will fully vest. The Series B Performance Options granted in 2006 and 2007 terminate on March 8, 2016, and May 11, 2017, respectively.

Transactions during fiscal years 2007 and 2006 under the Stock Option Plan were as follows:

	February 3, 2008
	Series A services- based options	Weighted average exercise price	Series A performance- based options	Weighted average exercise price	Series B performance- based options	Weighted average exercise price

Options outstanding at beginning of year	5,945.49	$1,000.00	5,945.49	$1,000.00	6,924.07	$1,000.00
Granted	510.47	1,045.00	510.47	1,045.00	494.58	1,045.00
Forfeited	450.42	1,000.00	450.42	1,000.00	353.27	1,000.00

Options outstanding at end of year	6,005.54	$1,003.82	6,005.54	$1,003.82	7,065.38	$1,003.15

Options exercisable at end of year	1,099.02	$1,000.00	—	$ —	—	$ —

	February 4, 2007
	Series A services- based options	Weighted average exercise price	Series A performance- based options	Weighted average exercise price	Series B performance- based options	Weighted average exercise price

Options outstanding at March 7, 2008	—	$ —	—	$ —	—	$ —
Granted	5,945.49	1,000.00	5,945.49	1,000.00	6,924.07	1,000.00
Forfeited	—	—	—	—	—	—

Options outstanding at end of year	5,945.49	$1,000.00	5,945.49	$1,000.00	6,924.07	$1,000.00

Options exercisable at end of year	—	$ —	—	$ —	—	$ —

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

We recorded share-based compensation expense related to our stock option plan of $1,514 and $438 in 2007 and 2006, respectively. The unrecognized expense related to our stock option plan totaled approximately $2,954 as of February 3, 2008 and will be expensed over a weighted average 1.8 years. The weighted average grant date fair value per option granted in 2007 and 2006 was $256 and $290, respectively. The average remaining term for all options outstanding at February 3, 2008 is 8.2 years.

In the event that vesting of the unvested options is accelerated for any reason, the remaining unamortized share-based compensation would be accelerated. In addition, assumptions made regarding forfeitures in determining the remaining unamortized share-based compensation would be re-evaluated to determine if additional share-based compensation expense would be required for any changes in the underlying assumptions.

Note 10: Employee benefit plan

We sponsor a plan to provide retirement benefits under the provisions of Section 401(k) of the Internal Revenue Code (the “401(k) Plan”) for all employees who have completed a specified term of service. Our contributions may range from 0 percent to 100 percent of employee contributions, up to a maximum of 6 percent of eligible employee compensation, as defined. Employees may elect to contribute up to 50 percent of their eligible compensation on a pretax basis. Benefits under the 401(k) Plan are limited to the assets of the 401(k) Plan. Our contributions to the 401(k) plan were $269, $240, and $223, for 2007, 2006, and 2005, respectively.

Note 11: Contingencies

We are subject to certain legal proceedings and claims that arise in the ordinary course of its business. Two class action cases have been filed against us and one of our subsidiaries in the State of California alleging violations of California regulations concerning mandatory meal breaks and rest periods. These two cases have been consolidated and coordinated because the potential class members are virtually identical. Various factors, including our internal labor policies and evidence of compliance with State of California regulations, make settlement of these cases a possibility.

We have made the appropriate provision for settlement in the above matters in our 2007 financial statements. In the opinion of management, based upon consultation with legal counsel, the amount of ultimate liability with respect to all other actions will not materially affect the consolidated results of our operations or our financial condition.

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

Note 12. Earnings per share

The following table sets forth the computation of basic earnings per share:

	334-day period from March 08, 2006 to February 04, 2006	Fiscal year 2007

Net Income (Loss)	$(12,063)	$(8,841)

Denominator for basic earnings per common share—weighted average shares	108.1	108.1

Basic Earnings (loss) per common share	$(111.59)	$(81.79)

In the 334 day period ended February 04, 2007 and the fiscal year ended February 03, 2008, options to purchase 17,561 and 19,076 of shares, respectively, were not included in the calculation of earnings per share as their effect would be antidilutive.

Note 13: Quarterly financial information (unaudited)

	Fiscal year ended February 3, 2008
	First quarter 5/6/2007	Second quarter 8/5/2007	Third quarter 11/4/2007	Fourth quarter 2/4/2008

Total revenues	$135,462	$131,665	$123,721	$145,424
Income (loss) before provision for income taxes	(2,014)	(1,548)	(9,981)	3,441
Net income (loss)	(837)	(681)	(11,279)	3,956

Dave & Buster’s Holdings, Inc.

Notes to consolidated financial statements

(In thousands, except per share amounts)

	Fiscal year ended February 4, 2007
	For the 37-day period from 1/30/06 to 3/7/06	For the 54-day period from 3/8/06 to 4/30/06	Second quarter 7/30/06	Third quarter 10/29/06	Fourth quarter 2/4/07
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)

Total revenues	$50,409	$76,434	$123,151	$116,270	$143,937
Income (loss) before provision for income taxes	908	(3,244)	(6,004)	(8,659)	(2,748)
Net income (loss)	486	(2,028)	(3,875)	(5,217)	(943)

During 2007, we opened the Tempe location in the third quarter and converted two of our Jillian’s locations to a Dave & Buster’s branded concept. During 2006, we opened the Times Square and Maple Grove locations in the first and fourth quarters, respectively, and converted one of our Jillian’s locations to a Dave & Buster’s branded concept. Pre-opening costs incurred were $59, $299, $675 and $(31) in the first, second, third and fourth quarters of fiscal 2007, respectively, compared to $2,286, $821, $814 and $429 in the first, second, third and fourth quarters of fiscal 2006, respectively.

Dave & Buster’s Holdings, Inc.

Consolidated balance sheets

	May 4, 2008	February 3, 2008
(in thousands, except share and per share amounts)	(unaudited)	(audited)

Assets
Current assets:
Cash and cash equivalents	$ 17,911	$ 19,046
Inventories	15,640	15,002
Prepaid expenses	8,479	8,083
Deferred income taxes	5,933	5,733
Other current assets	2,165	2,676

Total current assets	50,128	50,540
Property and equipment, net	292,590	296,974
Tradename	63,000	63,000
Goodwill	65,857	65,857
Other assets and deferred charges	19,198	19,832

Total assets	$490,773	$496,203

Liabilities and stockholders’ equity
Current liabilities:
Current installments of long-term debt (Note 3)	$ 1,000	$ 1,000
Accounts payable	17,802	22,019
Accrued liabilities (Note 2)	44,218	54,029
Income taxes payable	7,767	4,158

Total current liabilities	70,787	81,206
Deferred income taxes	20,026	21,688
Deferred occupancy costs	51,943	50,524
Other liabilities	10,094	9,654
Long-term debt, less current installments (Note 3)	242,125	242,375

Commitment and contingencies (Note 4)

Stockholders’ equity (Note 1):
Common stock, $0.01 par value, 125,000 authorized; 108,100 issued and Outstanding as of May 4, 2008 and February 3, 2008	1	1
Preferred stock, 10,000,000 authorized; none issued	—	—
Paid-in capital	110,760	110,465
Accumulated comprehensive income	931	1,194
Retained deficit	(15,894)	(20,904)

Total stockholders’ equity	95,798	90,756

Total liabilities and stockholders’ equity	$490,773	$496,203

See accompanying Notes to consolidated financial statements.

Dave & Buster’s Holdings, Inc.

Consolidated statements of operations

(in thousands, except share and per share)	Thirteen weeks ended May 4, 2008 (unaudited)	Thirteen weeks ended May 6, 2007 (unaudited)

Food and beverage revenues	$74,665	$73,824
Amusement and other revenues	67,798	61,638

Total revenues	142,463	135,462
Cost of food and beverage	18,471	18,314
Cost of amusement and other	8,624	8,323

Total cost of products	27,095	26,637
Operating payroll and benefits	36,872	36,380
Other store operating expenses	43,179	41,504
General and administrative expenses	8,482	12,719
Depreciation and amortization expense	12,439	12,603
Pre-opening costs	282	59

Total operating costs	128,349	129,902

Operating income	14,114	5,560
Interest expense, net	6,146	7,574

Income (loss) before provision for income taxes	7,968	(2,014)
Provision (benefit) for income taxes	2,958	(1,177)

Net income (loss)	$5,010	$(837)

Net income (loss) per share:
Basic	$46.35	$(7.74)
Diluted	$45.35	$(7.74)

Weighted average shares used in per share calculations:
Basic	108,100	108,100
Diluted	110,465	108,100

See accompanying Notes to consolidated financial statements.

Dave & Buster’s Holdings, Inc.

Consolidated statements of cash flows

(in thousands)	For the thirteen weeks ended May 4, 2008 (unaudited)	For the thirteen weeks ended May 6, 2007 (unaudited)

Cash flows from operating activities:
Net income (loss)	$ 5,010	$ (837)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	12,439	12,603
Deferred income tax expense	(1,862)	(1,728)
Stock-based compensation charges	295	464
Other, net	258	18
Changes in assets and liabilities:
Inventories	(638)	(176)
Prepaid expenses	(396)	(292)
Other current assets	511	(288)
Other assets and deferred charges	234	129
Accounts payable	(4,217)	(2,486)
Accrued liabilities	(9,811)	(8,915)
Income taxes payable	3,609	(1,940)
Deferred occupancy costs	1,419	814
Other liabilities	440	212

Net cash provided by (used in) operating activities	7,291	(2,422)

Cash flows from investing activities:
Capital expenditures	(8,209)	(2,912)
Proceeds from sales of property and equipment	33	118

Net cash used in investing activities	(8,176)	(2,794)

Cash flows from financing activities:
Borrowings under senior secured credit facility	—	4,000
Repayments under senior secured credit facility	(250)	(250)

Net cash provided by (used in) financing activities	(250)	3,750

Decrease in cash and cash equivalents	(1,135)	(1,466)
Beginning cash and cash equivalents	19,046	10,372

Ending cash and cash equivalents	$17,911	$ 8,906

Supplemental disclosures of cash flow information:
Cash paid for income taxes-net of refunds	$ 1,218	$ 2,495
Cash paid for interest, net of amounts capitalized	$11,355	$11,539

See accompanying Notes to consolidated financial statements.

Dave & Buster’s Holdings, Inc.

Notes to unaudited consolidated financial statements

(In thousands, except per share amounts)

Note 1: Summary of significant accounting policies

Basis of presentation—Dave & Buster’s Holdings, Inc. (“Holdings”) is a Delaware corporation formed for the purpose of acquiring all of the outstanding common stock of Dave & Buster’s, Inc. Dave & Buster’s, Inc., a Missouri corporation, was acquired on March 8, 2006, by Holdings, through the merger (the “Merger”) of WS Midway Acquisition Sub, Inc., a newly-formed Missouri corporation and a direct, wholly-owned subsidiary of Holdings, with and into Dave & Buster’s, Inc. with Dave & Buster’s, Inc. as the surviving corporation. Affiliates of Wellspring Capital Management LLC (“Wellspring”) and HBK Investments L.P. (“HBK”) control approximately 82% and 18%, respectively, of the outstanding capital stock of Holdings. Holdings owns no other significant assets or operations other than all of the common stock of Dave & Buster’s, Inc. Dave & Buster’s, Inc. continues as the same legal entity after the Merger. The accompanying consolidated statements of operations and cash flows present the results of operations and cash flows of Holdings and all wholly-owned subsidiaries. References to “Dave & Buster’s,” the “Company,” “we,” “us,” and “our” are references to Dave & Buster’s, Inc. and its subsidiaries and any predecessor companies. All material intercompany accounts and transactions have been eliminated in consolidation.

As of May 4, 2008, we operated 49 high-volume entertainment and dining venues. Our one industry segment is the ownership and operation of entertainment and dining venues under the names “Dave & Buster’s,” “Dave & Buster’s Grand Sports Café” and “Jillian’s,” which are located in the United States and Canada.

Our fiscal year ends on the Sunday after the Saturday closest to January 31. All references to the first quarter of 2008 and 2007 relate to the thirteen week periods ending on May 4, 2008 and May 6, 2007, respectively. All references to 2008 and 2007 relate to the 52 week periods ending on February 1, 2009 and February 3, 2008, respectively. In the opinion of management, these financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly the financial position, results of operations and cash flows for the periods indicated. However, these operating results are not necessarily indicative of the results expected for the full fiscal year. We expect significant fluctuations in quarterly results due to the timing of new unit openings and seasonality associated with the year-end holidays. All dollar amounts, except share amounts, are presented in thousands, unless otherwise noted.

Our quarterly financial data should be read in conjunction with our consolidated financial statements for the fiscal year ended February 3, 2008 (including the notes thereto), set forth elsewhere in this prospectus.

Use of estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires us to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting for income taxes—We use the liability method for recording income taxes, which recognizes the amount of current and deferred taxes payable or refundable at the date of the financial statements as a result of events that are recognized in the financial statements and as

Dave & Buster’s Holdings, Inc.

Notes to unaudited consolidated financial statements

(In thousands, except per share amounts)

measured by the provisions of enacted tax laws. The calculation of tax liabilities involves significant judgment and evaluation of uncertainties in the interpretation of complex tax regulations. As a result, we have established reserves for taxes that may become payable in future years as a result of audits by tax authorities. Tax reserves are reviewed regularly pursuant to FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). Tax reserves are adjusted as events occur that affect the potential liability for additional taxes, such as the expiration of statutes of limitations, conclusion of tax audits, identification of additional exposure based on current calculations, identification of new issues, or the issuance of statutory or administrative guidance or rendering of a court decision affecting a particular issue. Accordingly, we may experience significant changes in tax reserves in the future, if or when, such events occur. Our effective tax rate also differs from the statutory rate due to the deduction for FICA tip credits, state income taxes, the change in our FIN 48 reserve, and the change in our valuation allowance.

On February 5, 2007, we adopted the provisions of FIN 48 which limit the recognition of income tax benefits to those items that meet the “more likely than not” threshold on the effective date. During the first quarter of fiscal 2008, we increased our unrecognized tax benefit by $47.

In the first quarter of 2008, we recorded a $571 increase to our valuation allowance against our deferred tax assets. The valuation allowance was established in accordance with Statement of Financial Accounting Standards 109, “Accounting for Income Taxes” (“SFAS 109”). As a result of experiencing cumulative losses before income taxes for the three-year period prior to May 4, 2008, we could not conclude that it is more likely that not that our deferred tax assets would be fully realized. The ultimate realization of our deferred tax assets is dependent on the generation of future taxable income during periods in which temporary differences become deductible.

Comprehensive income—Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. In addition to net income, unrealized foreign currency translation gain is included in comprehensive income. Unrealized translation gains (losses) for the thirteen week periods ended May 4, 2008 and May 6, 2007 were $(263), and $218, respectively.

Recent accounting pronouncements—On December 4, 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards 141(R), “Business Combinations” (“SFAS 141(R)”), and Statement of Financial Accounting Standards 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). These new standards will significantly change the accounting for and reporting for business combination transactions and non-controlling (minority) interests in consolidated financial statements. SFAS 141(R) and SFAS 160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The impact of adopting SFAS 141(R) and SFAS 160 on our consolidated financial statements will only apply to the extent we have business combinations in the future.

In September 2006, the FASB issued Statement of Financial Accounting Standards 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring

Dave & Buster’s Holdings, Inc.

Notes to unaudited consolidated financial statements

(In thousands, except per share amounts)

fair value and requires enhanced disclosures about fair value measurements. SFAS 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy, as defined. SFAS 157 may require companies to provide additional disclosures based on that hierarchy. SFAS 157 was to be effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued Staff Position 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), which delayed for one year the applicability of SFAS 157’s fair-value measurements to certain nonfinancial assets and liabilities. We adopted SFAS 157 as of February 4, 2008, except as it applies to those nonfinancial assets and liabilities affected by the one-year delay. The partial adoption of SFAS 157 did not have a material impact on the Company’s consolidated financial position or results of operations. We are currently evaluating the potential impact of adopting the remaining provisions of SFAS 157 on our consolidated financial position and results of operations.

Effective February 4, 2008, we adopted Statement of Financial Accounting Standards 159, “The Fair Value Option for Financial Assets and Liabilities” (“SFAS 159”). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a material impact on the Company’s financial condition or results of operations.

Note 2: Accrued liabilities

Accrued liabilities consist of the following:

	May 4, 2008	February 3, 2008

Compensation and benefits	$ 8,412	$12,547
Interest	6,737	12,114
Deferred amusement revenue	5,362	4,517
Amusement redemption liability	3,663	3,806
Deferred gift card revenue	3,053	3,479
Sales and use taxes	2,673	2,694
Accrued severance	1,949	2,253
Customer deposits	2,991	2,116
Other	9,378	10,503

Total accrued liabilities	$44,218	$54,029

Dave & Buster’s Holdings, Inc.

Notes to unaudited consolidated financial statements

(In thousands, except per share amounts)

Note 3: Long-term debt

Long-term debt consisted of the following:

	May 4, 2008	February 3, 2008

Senior credit facility—revolving	$ —	$ —
Senior credit facility—term	68,125	68,375
Senior notes	175,000	175,000

	243,125	243,375
Less current installments	1,000	1,000

Long-term debt, less current installments	$242,125	$242,375

We are a party to a senior secured credit facility (“senior credit facility”) that (a) provides a $100,000 term loan facility with a maturity of March 8, 2013, and (b) provides a $60,000 revolving credit facility with a maturity of March 8, 2011. The $60,000 revolving credit facility includes (i) a $20,000 letter of credit sub-facility, (ii) a $5,000 swingline sub-facility and (iii) a $5,000 (in U.S. Dollar equivalent) sub-facility available in Canadian dollars to our Canadian subsidiary. The revolving credit facility is available to provide financing for working capital and general corporate purposes. As of May 4, 2008, in addition to the borrowings indicated above, we had $11,683 in letters of credit outstanding.

The interest rates per annum applicable to loans, other than swingline loans, under the senior credit facility are, at our option, equal to, either a base rate (or, in the case of the Canadian revolving credit facility, a Canadian prime rate) or a Eurodollar rate (or, in the case of the Canadian revolving credit facility, a Canadian cost of funds rate) for one-, two-, three- or six-month (or, in the case of the Canadian revolving credit facility, 30, 60, 90 or 180-day) interest periods chosen by us, in each case, plus an applicable margin percentage. Swingline loans bear interest at the base rate plus the applicable margin. The weighted average rate of interest on the senior credit facility was 7.56 percent at May 4, 2008.

Effective June 30, 2006, we entered into two interest rate swap agreements that expire in 2011, to change a portion of the variable rate debt to fixed rate debt. Pursuant to the swap agreements and related amendments, the interest rate on notional amounts aggregating $75,500 at May 4, 2008 is fixed at 5.31 percent. The notional amounts decline ratably over the term of the agreements. The agreements have not been designated as hedges and adjustments to mark the instruments to their fair value are recorded as interest income/expense and as a result of the swap agreements, we recorded additional interest income of $423 for the thirteen weeks ended May 4, 2008 and additional interest expense of $598 for the thirteen weeks ended on May 6, 2007.

Our senior credit facility requires compliance with the following financial covenants: a minimum fixed charge coverage ratio test and a maximum leverage ratio test. We are required to maintain a minimum fixed charge coverage ratio of 1.10:1.00 and a maximum leverage ratio of 4.50:1.00

Dave & Buster’s Holdings, Inc.

Notes to unaudited consolidated financial statements

(In thousands, except per share amounts)

as of May 4, 2008. The financial covenants will become more restrictive over time. The required minimum fixed charge coverage ratio increases annually to a required ratio of 1.20:1.00 in the fourth quarter of fiscal year 2009 and thereafter. The maximum leverage ratio decreases annually to a required ratio of 3.50:1.00 in the fourth quarter of fiscal year 2010 and thereafter. In addition, the new senior credit facility includes negative covenants restricting or limiting the ability of Holdings and its subsidiaries to, among other things, incur additional indebtedness, make capital expenditures and sell or acquire assets. Virtually all of our assets are pledged as collateral for the senior credit facility.

The senior credit facility also contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults and cross-acceleration to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failures of any guarantee or security document supporting the senior credit facility to be in full force and effect and a change of control. If an event of default occurs, the lenders under the senior credit facility would be entitled to take various actions, including acceleration of amounts due under the senior credit facility and all actions permitted to be taken by a secured creditor.

On March 8, 2006, the Company issued $175,000 aggregate principal amount of 11 1/4% senior notes. The notes are registered under the Securities Act and are general unsecured, unsubordinated obligations of ours and mature on March 15, 2014. Interest on the notes compounds semi-annually and accrues at the rate of 11.25 percent per annum. On or after March 15, 2010, we may redeem all, or from time-to-time, a part of the notes upon not less than 30 nor more than 60 days notice, at redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest on the notes. Prior to March 15, 2009, we may on any one or more occasions redeem up to 35 percent of the original principal amount of the notes using the proceeds of certain equity offerings completed before March 15, 2009.

The senior notes restrict our ability to incur indebtedness, outside of the senior credit facility, unless the consolidated coverage ratio exceeds 2.00:1.00 or other financial and operational requirements are met. The senior notes are guaranteed by the domestic subsidiaries of Dave & Buster’s, Inc. The subsidiaries’ guarantee of the senior notes are full and unconditional and joint and several. Additionally, the terms of the notes restrict our ability to make certain payments to affiliated entities, including cash dividends or distributions to Holdings.

The following table sets forth our future debt payment obligations as of May 4, 2008 (excluding repayment obligations under the revolving portion of our senior credit facility which expires on March 8, 2011):

May 4, 2008
1 year or less	$ 1,000
2 years	1,000
3 years	1,000
4 years	1,000
5 years	64,125
Thereafter	175,000

Total future payments	$243,125

Dave & Buster’s Holdings, Inc.

Notes to unaudited consolidated financial statements

(In thousands, except per share amounts)

The following table sets forth our recorded interest expense:

	Thirteen weeks ended May 4, 2008	Thirteen weeks ended May 6, 2007
Gross interest expense	$6,467	$7,703
Capitalized interest	(100)	(10)
Interest income	(221)	(119)

Total interest expense	$6,146	$7,574

Note 4: Commitments and contingencies

We are subject to certain legal proceedings and claims that arise in the ordinary course of its business. Two class action cases have been filed against us and one of our subsidiaries in the State of California alleging violations of California regulations concerning mandatory meal breaks and rest periods. These two cases have been consolidated and coordinated because the potential class members are virtually identical. Various factors, including our internal labor policies and evidence of compliance with State of California regulations, make early resolution of these cases a possibility.

We have made the appropriate provision for settlement in the above matters in our financial statements. In the opinion of management, based upon consultation with legal counsel, the amount of ultimate liability with respect to all other actions will not materially affect the consolidated results of our operations or our financial condition.

We lease certain property and equipment under various non-cancelable capital and operating leases. Some of the leases include options for renewal or extension on various terms. Most of the leases require us to pay property taxes, insurance, and maintenance of the leased assets. Certain leases also have provisions for additional percentage rentals based on revenues.

The following table sets forth our lease commitments as of May 4, 2008:

May 4, 2008
1 year or less	$ 44,122
2 years	44,442
3 years	43,668
4 years	43,412
5 years	43,847
Thereafter	312,310

$531,801

We have signed operating lease agreements for future sites located in Arlington, Texas, Richmond, Virginia and Tulsa, Oklahoma. Our commitments under these agreements are contingent upon, among other things, the landlord’s delivery of access to the premises for construction. Future obligations related to these three agreements are not included in the table above.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following sets forth the expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the common stock registered hereby. Other than the SEC registration fee, the FINRA fee and the NASDAQ Global Market fee, the amounts set forth below are estimates:

SEC registration fee	$6,681
FINRA fee	17,500
NASDAQ Global Market fee	*
Printing expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Blue Sky fees and expenses	*
Transfer agent fees and expenses	*
Miscellaneous	*

Total	*

*	To be provided by amendment.

Item 14. Indemnification of directors and officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, because the person is or was a director or officer of the corporation. Such indemnity may be against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery or such other court shall deem proper.

Section 102 of the Delaware General Corporation Law permits the limitation of directors’ personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) breaches under section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) any transaction from which the director derived an improper personal benefit. Our certificate of incorporation includes a similar provision.

Our certificate of incorporation provides that, to the fullest extent permitted by applicable law, a director will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our by-laws provide that we will indemnify each director and officer and may indemnify employees and agents, as determined by our board, to the fullest extent provided by the laws of the State of Delaware.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law. We maintain directors’ and officers’ liability insurance for our officers and directors.

The foregoing statements are subject to the detailed provisions of section 145 of the Delaware General Corporation Law and our certificate of incorporation and by-laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

The Underwriting Agreement for this offering will provide that each underwriter severally agrees to indemnify and hold harmless the Company, each of our directors, each of our officers who signs the registration statement, and each person who controls the Company within the meaning of the Securities Act but only with respect to written information relating to such underwriter furnished to the Company by or on behalf of such underwriter specifically for inclusion in the documents referred to in the foregoing indemnity.

Item 15. Recent sales of unregistered securities.

The following is a summary of our transactions within the past three years involving sales of our securities that were not registered under the Securities Act.

(a) On December 8, 2005, in connection with our formation, we issued and sold an aggregate of 100 shares of common stock, par value $0.01 per share, at a price of $0.01 per share or an aggregate purchase price of $1.00, to Wellspring Capital Management LLC. This transaction was effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) of the Securities Act.

(b) On March 8, 2006, in connection with the Merger, we issued and sold an aggregate of 88,100 shares of common stock, par value $0.01 per share, at a price of $1,000 per share or an aggregate purchase price of $88,100,000, to Wellspring Capital Partners III, L.P. This transaction was effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) of the Securities Act.

(c) On March 8, 2006, in connection with the Merger, we issued and sold an aggregate of 20,000 shares of common stock, par value $0.01 per share, at a price of $1,000 per share or an aggregate purchase price of $20,000,000, to HBK Main Street Investments L.P. This transaction was effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) of the Securities Act.

(d) On December 11, 2006, we issued options to purchase a total of 17,560.95 shares of common stock to our executive officers, directors and employees under our stock option plan at an exercise price of $1,000 per share. These issuances were effected without registration under the Securities Act in reliance on the exemption from registration provided pursuant to Rule 701 or Section 4(2) of the Securities Act.

(e) On May 11, 2007, we issued options to purchase a total of 1,515.52 shares of common stock to our executive officers and employees under our stock option plan at an exercise price of $1,045 per share. These issuances were effected without registration under the Securities Act in reliance on the exemption from registration provided pursuant to Rule 701 or Section 4(2) of the Securities Act.

Item 16. Exhibits and financial statement schedules.

(a)	Exhibits.

The following documents are exhibits to the Registration Statement:

Exhibit number		Description
1.1	*	Form of Underwriting Agreement.
3.1	*	Form of Amended and Restated Certificate of Incorporation.
3.2	*	Form of Amended and Restated By-laws.
4.1	*	Specimen Stock Certificate.
4.2		Indenture dated as of March 8, 2006 among Dave & Buster’s, Inc., the Guarantors as defined therein and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference from the Registration Statement on Form S-4 of Dave & Buster’s, Inc. (File No. 333-136040) filed on July 26, 2006).
5.1	*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to legality of the common stock.
10.1		Amended and Restated Employment Agreement, dated as of May 5, 2008, between Dave & Buster’s Management Corporation, Inc., Dave & Buster’s, Inc. and Stephen M. King.
10.2		Amended and Restated Employment Agreement, dated as of May 9, 2008, between Dave & Buster’s Management Corporation, Inc., Dave & Buster’s, Inc. and Starlette B. Johnson.
10.3		Amended and Restated Employment Agreement, dated as of May 28, 2008, between Dave & Buster’s Management Corporation, Inc., Dave & Buster’s, Inc. and Brian A. Jenkins.
10.4		Amended and Restated Employment Agreement, dated as of May 23, 2008, between Dave & Buster’s Management Corporation, Inc., Dave & Buster’s, Inc. and Jeffrey Wood.
10.5		Amended and Restated Employment Agreement, dated as of May 7, 2008, between Dave & Buster’s Management Corporation, Inc., Dave & Buster’s, Inc. and Jay L. Tobin.
10.6		WS Midway Holdings, Inc. Stock Option Plan.
10.7		Form of Stock Option Agreement for Series A time-based options.
10.8		Form of Stock Option Agreement for Series A performance-based options.
10.9		Form of Stock Option Agreement for Series B performance-based options.
10.10		Dave & Buster’s Select Executive Retirement Plan.
10.11		Dave & Buster’s, Inc. Executive Incentive Plan.
10.12		Registration Rights Agreement, dated as of March 8, 2006, by and among the Registrant, Wellspring Capital Partners III, L.P. and HBK Main Street Investments L.P.
21.1		Subsidiaries of the Registrant.
23.1		Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2	*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement).
24.1		Powers of Attorney (included on signature pages of this Registration Statement).

*	To be filed by amendment.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing date specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on July 11, 2008.

DAVE & BUSTER’S HOLDINGS, INC.

By:	/s/ Stephen M. King
Name: Stephen M. King Title: Chief Executive Officer

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints each of Stephen M. King, Brian A. Jenkins or Jay L. Tobin, acting singly, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed on July 11, 2008 by the following persons in the capacities indicated.

	Signature	Title

By:	/s/ Stephen M. King Stephen M. King	Chief Executive Officer and Director (Principal Executive Officer)

By:	/s/ Brian A. Jenkins Brian A. Jenkins	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

By:	/s/ Starlette B. Johnson	President, Chief Operating Officer and Director
Starlette B. Johnson

	Signature	Title

By:	/s/ Greg S. Feldman	Director

Greg S. Feldman

By:	/s/ Daniel Y. Han	Director
Daniel Y. Han

By:	/s/ Carl M. Stanton	Director
Carl M. Stanton

Exhibit Index

Exhibit number		Description
1.1	*	Form of Underwriting Agreement.
3.1	*	Form of Amended and Restated Certificate of Incorporation.
3.2	*	Form of Amended and Restated By-laws.
4.1	*	Specimen Stock Certificate.
4.2		Indenture dated as of March 8, 2006 among Dave & Buster’s, Inc., the Guarantors as defined therein and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference from the Registration Statement on Form S-4 of Dave & Buster’s, Inc. (File No. 333-136040) filed on July 26, 2006).
5.1	*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to legality of the common stock.
10.1		Amended and Restated Employment Agreement, dated as of May 5, 2008, between Dave & Buster’s Management Corporation, Inc., Dave & Buster’s, Inc. and Stephen M. King.
10.2		Amended and Restated Employment Agreement, dated as of May 9, 2008, between Dave & Buster’s Management Corporation, Inc., Dave & Buster’s, Inc. and Starlette B. Johnson.
10.3		Amended and Restated Employment Agreement, dated as of May 28, 2008, between Dave & Buster’s Management Corporation, Inc., Dave & Buster’s, Inc. and Brian A. Jenkins.
10.4		Amended and Restated Employment Agreement, dated as of May 23, 2008, between Dave & Buster’s Management Corporation, Inc., Dave & Buster’s, Inc. and Jeffrey Wood.
10.5		Amended and Restated Employment Agreement, dated as of May 7, 2008, between Dave & Buster’s Management Corporation, Inc., Dave & Buster’s, Inc. and Jay L. Tobin.
10.6		WS Midway Holdings, Inc. Stock Option Plan.
10.7		Form of Stock Option Agreement for Series A time-based options.
10.8		Form of Stock Option Agreement for Series A performance-based options.
10.9		Form of Stock Option Agreement for Series B performance-based options.
10.10		Dave & Buster’s Select Executive Retirement Plan.
10.11		Dave & Buster’s, Inc. Executive Incentive Plan.
10.12		Registration Rights Agreement, dated as of March 8, 2006, by and among the Registrant, Wellspring Capital Partners III, L.P. and HBK Main Street Investments L.P.
21.1		Subsidiaries of the Registrant.
23.1		Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2	*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement).
24.1		Powers of Attorney (included on signature pages of this Registration Statement).

*	To be filed by amendment.